UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 11, 2008 with respect to the Registrant’s results of operations for the quarter ended September 30, 2008.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended September 30, 2008.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2008.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the quarter ended September 30, 2008.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: November 12, 2008.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated November 11, 2008.

2.	Registrant’s management discussion.

3.	Registrant’s unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial 5. statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results For Third Quarter and Nine Months

Hadera, Israel, November 11, 2008 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the third quarter and first nine months ended September 30, 2008. The Company, its subsidiaries and associated companies – is referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd.(“H-K”), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

As a result of the transition to reporting according to International Financial Reporting Standards (IFRS), the Company presented its financial statements for the reported period, as well as the comparison figures for the corresponding period last year and for the year ended December 31, 2007 according to IFRS

Aggregate sales amounted to NIS 2,442.5 million during the reported period (nine month period- January-September 2008), as compared with NIS 2,298.2 million in the corresponding period last year.

Aggregate sales in the third quarter this year amounted to NIS 823.9 million, as compared with NIS 805.5 million in the corresponding period last year, and as compared with NIS 771.0 million in the second quarter of the year.

Aggregate operating profit totaled NIS 160.5 million during the reported period, as compared with NIS 129.7 million in the corresponding period last year. The significant improvement in the aggregate operating profit is attributed to the performance improvement at some of the Israeli companies on the one hand, coupled with the continuing trend of a lower operating loss in Turkey on the other hand.

Aggregate operating profit totaled NIS 49.2 million in the third quarter of the year, as compared with NIS 59.6 million in the corresponding quarter last year, and as compared with NIS 51.5 million in the second quarter of the year.

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera, H-K. Consolidated Data include the sales turnover of Carmel Containers Systems Ltd. (“Carmel”) and Frenkel- C.D. Ltd. (“Frenkel- C.D.”) that were consolidated as of September 2008 due to the completion of transaction for the acquisition of Carmel shares.

Consolidated sales during the reported period amounted to NIS 447.2 million, as compared with approximately NIS 428.8 million in the corresponding period last year.

Operating profit totaled NIS 38.0 million during the reported period, as compared with NIS 53.0 million in the corresponding period last year. Most of the erosion in profit is attributed to the change in the dollar exchange rate that negatively influenced the selling prices in the packaging paper and recycling activity.

The net profit attributed to the Company’s shareholders totaled NIS 59.5 million during the reported period, as compared with net profit attributed to the Company’s shareholders of NIS 14.0 million in the corresponding period last year. The net profit was affected by the improvement in the Group’s profitability in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD – whose net impact on the net income allocated to the Company’s shareholders amounted to NIS 11.7 million coupled with the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR).

The net profit attributed to the Company’s shareholders for the third quarter this year amounted to NIS 20.2 million, as compared with a net profit attributed to the Company’s shareholders of NIS 7.7 million in the corresponding quarter last year. The net profit attributed to the Company’s shareholders in the third quarter last year appears net of our share (49.9%) in the amortization of the tax asset in Turkey (KCTR) in the sum of NIS 7.4 million.

Basic earnings per share amounted to NIS 11.75 per share ($3.44 per share) in the reported period, as compared with NIS 3.47 per share ($0.87 per share) in the corresponding period last year.

Basic earnings per share attributed to the Company’s shareholders amounted to NIS 3.99 per share ($1.17 per share) in the third quarter of the year, as compared with earnings of NIS 1.90 per share ($0.47 per share) in the corresponding quarter last year.

The inflation rate during the reported period amounted to 4.4%, as compared with an inflation rate of 2.3% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that “Due to the surplus manufacturing capacity, the import volumes of fine paper and packaging paper from Europe in dumping prices, have recently grown and the company is working to preserve its market share and quantitative sales, that as a result causing to certain erosion of gross margins. The sharp change in the currency exchange rates that took place in the reported period – as the shekel grew stronger vis-à-vis the US dollar and the euro – is working in the benefit of the Company in terms of the imported inputs, while also eroding the selling prices in those areas whose prices are denominated in US dollars. The whole business of the Hadera Paper Group – including the associated companies – is relatively balanced and the company’s exposure to sharp fluctuations in exchange rates is therefore low”.

In the reported period, KCTR continued to implement its strategic plan formulated together with the international partner, Kimberly Clark.

Financial expenses during the reported period amounted to NIS 11.9 million, as compared with NIS 19.8 million in the corresponding period last year.

The company’s share in the earnings (losses) of associated companies totaled NIS 36.6 million during the reported period, as compared with a loss of NIS (7.0) million in the corresponding period last year.

2

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by approximately NIS 1.8 million. Most of the change in profit originated primarily from Mondi’s highly improved operation profit, which recorded an increase from operating profit of NIS 25.9 million last year to an operating profit of NIS 27.4 million this year – primarily as a result of the raising of quantitative sales, the operating efficiency and the decrease in energy prices as a result of the transition to the use of netural gas at the Hadera site. The net profit also increased as a result of the decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

–	The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 10.9 million. Hogla’s operating profit grew from NIS 100.9 million to NIS 126.6 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket and from currency exchange rates causing to decrease Company’s expenses that are mostly dollar dominated.

The Company’s share in the losses of KCTR Turkey (49.9%) was reduced by NIS 39.9 million. The significant reduction in loss originated primarily from to the growth in the volume of operations that resulted in a significant reduction in the operating loss, from NIS 61.2 million last year to approximately NIS 29.4 million this year. In the corresponding period last year, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26.8 million (approximately $6.4 million) was reduced, of which our share is NIS 13.4 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla Kimberly, the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

–	The Company’s share in the loss of Carmel (36.21% as at August 31, 2008 – the date of consolidation), increased by NIS 4.8 million. This increase is attributed to the sharp erosion in the operating margin as a result of lower demand for packaging due to the slowdown in industrial exports on account of the erosion of currency exchange rates vis-à-vis the NIS, coupled with the damages of the cold spell in the agricultural sector. On the other hand, the prices of imported raw materials did not decrease in NIS terms, due to hedging transactions on the exchange rate.

On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

3

Pursuant to the shelf prospectus published by the Company on May 26, , the Company completed the offering – on July 16, 2008 – of two debenture series in the total sum of NIS 308,060 thousands. Net of offering expenses, the Company received net proceeds of approximately NIS 306, 609 thousands. On August 17, 2008 the Company raised in an additional offering a total of NIS 120,000 thousand in return for that allocation of NIS 114,997 thousand par value in bonds (Series 4). Net of issuance expenses, the Company received net proceeds amounting to NIS 119,826 thousand. The Company raised from the two offerings a net proceeds amounting to approximately NIS 426,435 thousand.

Following Company’s request to raise an additional amount by a shelf offering of debentures in the total amount of NIS 400 million, on July 6, 2008, the Maalot Rating Company (Standard and Poor’s) announced a rating of AA- with Negative Outlook for the Company’s debenture series (Series 3 and Series 4), that applies also to the rest of the Company’s debenture series. On August 14, 2008, Maalot clarified that the rating also applies to an overall issuance of up to NIS 426 million.

On November 3, 2008, the Company’s General Meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Land Ltd. (“the lessor”), a public company controlled by the Company’s indirect controlling shareholders, whereby the Company would lease a plot in Modi’in with an area of 74,500 square meters, as well as buildings to be constructed by the lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center, industrial and office space for the Company’s subsidiaries and associated companies, which would – in part – replace existing lease agreements. The Leasing Period shall be 15 years from the date of receiving possession of the Leased Property. The Company will also hold an option to extend the lease by an additional 9 years and 11 months.

On August 24, 2008, a transaction was completed for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”), pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid in a single installment upon closing of the transaction. The shares were acquired “As Is”. The transaction was concluded after receiving approval from the Antitrust Supervisor, which was a pre-condition for conclusion of the transaction.
Upon conclusion of the transaction, the company holds approximately 89.3% of Carmel shares and as of the transaction closing date, the financial statements of Carmel and those of Frenkel-CD have been consolidated with the Company’s financial statements.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

	Nine months ended September 30,
	NIS IN THOUSANDS (1)
	2008	2007

Net sales	447,180	428,784

Net earnings attributed to the Company's shareholders	59,479	14,024

Basic net earnings per share attributed to the Company's shareholders	11.75	3.47

Fully diluted earnings per share attributed to the Company's shareholders	11.73	3.47

	Three months ended September 30,
	NIS IN THOUSANDS (1)
	2008	2007

Net sales	171,394	150,961

Net earnings attributed to the Company's shareholders	20,177	7,682

Basic net earnings per share attributed to the Company's shareholders	3.99	1.90

Fully diluted earnings per share attributed to the Company's shareholders	3.98	1.89

(1)	The representative exchange rate at September 30, 2008 was N.I.S. 3.421=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to Chapter I (Description of the Corporation’s Business) of the
Information Presented in the Company’s Periodical Report
As of December 31, 2007

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Section 1 Chapter A “Introduction”

On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

2.	Update to Section 5, Chapter A “Equity Investments in the Company”

Pursuant to the shelf prospectus published by the Company on May 26, , the Company completed the offering – on July 16, 2008 – of two debenture series in the total sum of NIS 308,060 thousands. Net of offering expenses, the Company received net proceeds of approximately NIS 306, 609 thousands. On August 17, 2008 the Company raised in an additional offering a total of NIS 120,000 thousand in return for that allocation of NIS 114,997 thousand par value in bonds (Series 4). Net of issuance expenses, the Company received net proceeds amounting to NIS 119,826 thousand. The Company raised from the two offerings a net proceeds amounting to approximately NIS 426,435 thousand.

3.	Update to Section 14 Chapter D “Finance”

Following Company’s request to raise an additional amount by a shelf offering of debentures in the total amount of NIS 400 million, on July 6, 2008, the Maalot Rating Company (Standard and Poor’s) announced a rating of AA- with Negative Outlook for the Company’s debenture series (Series 3 and Series 4), that applies also to the rest of the Company’s debenture series. On August 14, 2008, Maalot clarified that the rating also applies to an overall issuance of up to NIS 426 million.

4.	Update to Section 17, Chapter 4 “Additional Information Regarding the Company”

On November 3, 2008, the Company’s General Meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Land Ltd. (“the lessor”), a public company controlled by the Company’s indirect controlling shareholders, whereby the Company would lease a plot in Modi’in with an area of 74,500 square meters, as well as buildings to be constructed by the lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center, industrial and office space for the Company’s subsidiaries and associated companies, which would – in part – replace existing lease agreements. The Leasing Period shall be 15 years from the date of receiving possession of the Leased Property. The Company will also hold an option to extend the lease by an additional 9 years and 11 months. For further details, see the Company’s reports dated September 25, 2008.

5.	Update to Section 22.4.1, Chapter D, “Investments in Associated Companies”

On August 24, 2008, a transaction was completed for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”), pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid in a single installment upon closing of the transaction. The shares were acquired “As Is”. The transaction was concluded after receiving approval from the Antitrust Supervisor, which was a pre-condition for conclusion of the transaction.

Upon conclusion of the transaction, the company holds approximately 89.3% of Carmel shares and as of the transaction closing date, the financial statements of Carmel and those of Frenkel-CD Ltd. have been consolidated with the Company’s financial statements.

Regarding the impact of this acquisition on the Company, see Note 5 to the Company’s financial statements as at September 30, 2008.

2

Translation from Hebrew

November 10, 2008

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the Hadera Paper Group Ltd. (“Hadera Paper” or “The Company”) (formerly – American Israeli Paper Mills – “AIPM”) for the first nine months of 2008. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

Hadera Paper deals in the manufacture and sale of packaging paper, in manufacture of cardboard packaging products, consumer goods packaging, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

a.	Data Updates to IFRS

As a result of the transition to reporting according to IFRS, the Company presented its financial statements for the reported period, as well as the comparison figures for the corresponding period last year and for the year ended December 31, 2007 according to IFRS. Accordingly, the data appearing in the Management Discussion and the comparison figures are presented according to IFRS. As to the material impacts regarding the transition to IFRS – see Section H, below.

b.	Principal Current Operations

1.	Business Environment

A significant additional upheaval took place in global financial markets in September 2008, with the collapse of several very large financial entities in the United States and several other countries, against the background of the severe crisis in the subprime mortgage sector, that affected additional financial sectors. The escalation of the said crisis resulted in severe damage to global capital markets, downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and in the worsening of the credit crunch. Subsequent to the said events, several nations have implemented various measures intended to stabilize the financial markets and prevent an additional crash. This was accomplished by an influx of funds to financial institutions and by a lowering of interest rates, although it is unclear whether these measures will suffice to reign in the crisis or prevent a further deterioration. It would appear that the direct economic repercussions of the crisis have yet to run their course, and there exist concerns regarding a recession in the US and global markets.

3

Alongside the said global financial crisis, several events occurred in the Israeli economy over the past several months, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS, as well as high inflation rates in the domestic economy.

These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

True to the date of publication of the financial statements, there is no material impact as a result of the escalation of the crisis, on the Company’s business results, its financial soundness or the value of its assets.

In the course of the third quarter, the Company conducted two offerings in the total sum of NIS 426 million, by way of issuing series of debentures that render it possible for the company to promote the long-term strategic projects on which the company is focusing. The Company does not currently anticipate difficulties in raising additional financing in case of need.

As at the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

In parallel, in the course of the reported period, the prices of the following inputs continued to rise: Energy, fibers, chemicals and commodities. These served to accelerated the inflation rate. This trend has currently reversed itself as a result of the global crisis.

Global paper markets – and primarily those in Europe – are beginning to show a slight slowdown in demand in relation to surplus manufacturing capacity.

Due to the surplus manufacturing capacity as aforesaid, the import volumes of fine paper and packaging paper from Europe in dumping prices, have recently grown and the company is working to preserve its market share and quantitative sales, that as a result causing to certain erosion of gross margins.

The sharp change in the currency exchange rates that took place in the reported period – as the shekel grew stronger vis-à-vis the US dollar and the euro – is working in the benefit of the Company in terms of the imported inputs, while also eroding the selling prices in those areas whose prices are denominated in US dollars.

4

The whole business of the Hadera Paper Group – including the associated companies – is relatively balanced and the company’s exposure to sharp fluctuations in exchange rates is therefore low.

The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the securities law, based on the Company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

The sharp rise in global fuel prices during most of the reported period is not materially affecting the Company due to its transition to the use of natural gas instead of fuel oil in its manufacturing processes, starting with the fourth quarter last year. This fact improved the Group’s competitive capabilities vis-à-vis competition from Europe and offset some of the above-mentioned influences of erosion of selling prices. This trend has reversed itself subsequent to the reported period.

During the last few months after the reported period, a change occur in market trends, the input prices trend is changing, and shall this trend continues in terms of fibers and chemicals, it shall enable a partial compensation for the prices erosion that is expected if the markets slowdown will continue.

The inflation rate during the reported period amounted to 4.4%, as compared with an inflation rate of 2.3% in the corresponding period last year.

The erosion of the US dollar exchange rate vis-à-vis the Israeli shekel (NIS) continued in the reported period, with considerable volatility. The US dollar exchange rate fell by 11.0% during the reported period, in addition to approximately 9% decrease in 2007.

2.	Principal Current Operations

The aggregate sales turnover continued to grow during the reported period, and was manifested by a raise of approximately 6% , in relation to the aggregate sales turnover in the corresponding period last year.

Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes that are intended to empower Group operations and support continued growth and increased profitability in organizational development, Group purchasing, B2B marketing, development and innovation.

5

3.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

1.	Expanding the recycled packaging paper manufacturing network

The investment budget in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is advancing as planned and the Company has completed the signing of central agreements for the purchasing of the main manufacturing equipment. The construction of the structure for the machine is progressing at the site, in anticipation for receiving the manufacturing equipment, expected at the end of the year.

In parallel, Amnir Recycling Industries Ltd. (“Amnir”), a Company’s subsidiary, is continuing preparations for the expansion of the collection of cardboard and newspaper waste and is continuing to accumulate inventories toward the planned operation of the new machine in the second half of 2009.

As part of the preparations for financing the project, additional capital of approximately NIS 211 million was raised in November 2007, by way of a private placement of shares to the controlling shareholders and to institutional investors. In the course of July 2008, the Company raised a net sum of approximately NIS 306 million, after deducting the offering expenses, and in August 2008 the Company raised approximately NIS 120 million, after deducting offering expenses, by way of issuing debentures to institutional investors and to the public, to serve for covering the payments to the suppliers of equipment for Machine 8, and is most of the capital required for the financing of the project. In addition to the above measures, the Company is continuing to explore additional ways to complete the rest of the project financing.

2.	New Power Plant

The project for the new power plant, that is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to Israel Electric Company and/or private customers, is still in progressive examination stages of configuration and feasibility studies on the basis of the license for a 230 mega-watts (MW) power station, to be constructed on an 80,000 m2 plot of land that was acquired for this purpose, in immediate proximity to the Company’s site in Hadera.

6

The Company plans for the said power plant to consume natural gas that will be provided by EMG, on the basis of the principles agreement that was signed in May last year. The closing of the detailed agreement with EMG in the next several months will render it possible to launch the project.

c.	The Strategic Investment in Turkey

In the reported period, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the Company) – continued to implement its strategic plan GBP – (Global Business Plan) that was formulated together with the international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a company with annual sales in the area of approximately $300 million, by 2015. In the first nine months of the year, KCTR’s sales turnover amounted to approximately $87.9 million, as compared with $42.9 million in the corresponding period last year and $63.0 million in all of 2007.

In the course of the third quarter of the year, the Company continued to empower its brands, mostly under the Huggies® and KOTEX® brands while preserving a constant growth in market share and in the increasing awareness to company’s products. In parallel, the scope of export to Kimberly Clark grew, to various countries in Europe and to Africa.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly, alongside the growth in sales, while curtailing the operating loss and a considerable reduction in the Company’s net loss.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

In the course of the reported period, the company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

The continuing high level of competition in the markets where the company is working to penetrate and empower its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. KCTR recorded an operating loss of approximately NIS 29.4 million (approximately $8.4 million) in the reported period, as compared with NIS 61.2 million (approximately $14.6 million) in the corresponding period last year and approximately NIS 74 million (approximately $18 million) in all of 2007.

7

The implementation of the business and strategic plan, while strengthening the brands and recording a gradual growth in the Unilever distribution and sales platforms, in combination with expending export and continuing cost reductions at the plant is rendering it possible to maintain the trend of improving gross profitability – as mentioned above – in the reported period as well.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

B.	Analysis of the Company’s Financial Situation

—	The cash and cash equivalents item decreased from NIS 53.8 million on September 30, 2007 to NIS 5.1 million on September 30, 2008. The decrease in the cash balance, together with additional amounts that resulted from the private placement carried out last year and from the issuance of several series of debentures in the third quarter of the year, were deposited in euro-linked deposits in the amount of NIS 96.5 million and in NIS deposits in the amount of 160.6 million, which have been designated for the payment of amounts pertaining to the construction of the packaging paper manufacturing network, and are presented under Designated Cash.

—	The balance of trade receivables in respect of packaging paper and recycling increased from NIS 148.9 million as of September 30, 2007 to NIS 300.1 million as of September 30, 2008. This increase is primarily attributed to the consolidation of the trade receivables of Carmel Container Systems Ltd. (“Carmel”) and Frenkel- C.D. Ltd. (“Frenkel- C.D.”) in the amount of NIS 191.0 million, net of the effect of the reduction in prices in NIS terms following the devaluation of the dollar and net of trade receivable of Carmel that were cancelled due to the consolidation under the Company’s reports. The balance of trade receivable for the office supplies marketing activity rose from NIS 44.9 million as at September 30, 2007 to NIS 45.2 million as at September 30, 2008.

—	Accounts receivable in the packaging paper and recycling activity increased from NIS 97.2 million as of September 30, 2007 to NIS 107.7 million as of September 30, 2008. This increase is primarily attributed to the consolidation of the accounts receivable of Carmel and Frenkel- C.D. in the amount of NIS 5.9 million. Accounts receivables for the office supplies marketing activity decreased from NIS 11.5 million on September 30, 2007 to NIS 11.1 million on September 30, 2008.

—	Inventories in the packaging paper and recycling activity increased from NIS 52.0 million as of September 30, 2007 to NIS 126.3 million as of September 30, 2008. This increase is primarily attributed to the consolidation of the inventories of Carmel and Frenkel- C.D. in the amount of NIS 77.9 million. In the office supplies marketing activity, the Inventories item increased from NIS 15.4 million on September 30, 2007, to NIS 19.8 million on September 30, 2008, primarily as a result of the increase in the proportion of products imported from East Asia so as to improve profitability and from purchased inventory as part of the acquisition of the business activity of the company Yavne- Pitango located at north Israel, at the beginning of August 2008.

8

—	Investments in associated companies decreased from NIS 344.6 million on September 30, 2007 to NIS 314.3 million on September 30, 2008. The decrease consists primarily of the write-off of a balance of NIS 49.8 million in respect of Carmel and Frenkel- C.D. from the investments in associated companies and due to the consolidation thereof as of September 1, 2008 following the increase in the percentage of holding and as a result of a change in equity funds net, at a total amount of approximately NIS 15.3 million.

—	Short-term credit decreased from NIS 233.7 million as of September 30, 2007 to NIS 36.7 million as of September 30, 2008. The decrease was primarily attributed to the use of part of the proceeds from the private placement to shareholders in November last year and the consideration from the issuance of debentures in July and August 2008 to the repayment of short- term credit.

—	Accounts payable and accruals in the packaging paper and recycling activity increased from NIS 70.2 million as of September 30, 2007 to NIS 116.8 million as of September 30, 2008. The increase is primarily attributed to the consolidation of the accounts payable and accruals of Carmel and Frenkel- C.D. in the amount of NIS 24.2 million, the increase in expenses for the payment of debentures interest from the raises during the qurter, and for the reevaluation of fair value of liabilities in respect of futures transactions that are intended to hedge payments to the suppliers of Machine 8 in view of the sharp devaluation of the euro in the reported period. In the marketing of office supplies activity, accounts payable and accruals increased from NIS 2.6 million as of September 30, 2007 to NIS 6.5 million as of September 30, 2008.

—	The Company’s shareholders’ equity increased from NIS 422.7 million as of September 30, 2007 to NIS 743.0 million as of September 30, 2008. The change was primarily attributed to the net consideration from the issuance of shares under a private placement to the controlling shareholders and institutional investors in November 2007 in the amount of approximately NIS 211.6 million, the net profit distinguished to the Company’s shareholders, of NIS 77.0 million created between the periods, the positive capital surplus in the amount of NIS 16.3 million from the transition to consolidation, with the addition of the minority interest of approximately NIS 27.0 million, net of the increase in the negative capital surplus from translation differences in respect of an associated company, in the amount of approximately NIS 20.5 million, and net of the company’s share in capital surplus from a cash flow hedge in the amount of NIS 15.5 million.

1.	Investments in Fixed Assets

Investments in fixed assets amounted to approximately NIS 178.6 million in the reported period, as compared with NIS 61.6 million in the corresponding period last year. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of approximately NIS 140.9 million. The Company also made current investments in environmental issues (effluent treatment) and current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 828.2 million as at September 30, 2008, as compared with NIS 293.4 million as at September 30, 2007. The long-term liabilities grew in relation to last year primarily as a result of the issuing of two debenture series, series 3 and 4, in the third quarter this year, in the total sum of approximately NIS 427 million, coupled with long-term loans assumed intended for financing payments on account of Machine 8 and the consolidation of the loans of Carmel and Frenkel- C.D., in the total sum of NIS 80.2 million. The long-term liabilities totaled NIS 261.7 million on December 31, 2007.

9

The long-term liabilities include primarily four series of debentures and the following long-term bank loans:

Series 1 – NIS 7.5 million, for repayment until 2009.
Series 2 – NIS 191.2 million, for repayment until 2013.
Series 3 – NIS 191.4 million, for repayment until 2018.
Series 4 – NIS 235.6 million, for repayment until 2020.
Long-term loans – NIS 128.7 million.

The outstanding short-term credit totaled NIS 36.7 million as at September 30, 2008, as compared with NIS 233.7 million as at September 30, 2007 and NIS 143.0 million as at December 31, 2007.

3.	Financial liabilities at fair value through the statement of income

Put option on an associated company

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereinafter – MBP, formerly Neusiedler AG) Mondi Hadera acquired the Group’s operation in fine paper and issued MBP 50.1% of its shares.

As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time.

Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

The difference between the value of the liabilities according to the agreement – NIS 54,736 thousand – as compared with the value of the liabilities through fair value – NIS 9,474 thousand – amounts to NIS 45,262 thousand.

The liability on account of the Put option on the associated company shares as at September 30, 2008, as at September 30, 2007, as at December 31, 2007 and as at January 1, 2007, amounts to NIS 9,474 thousand, NIS 3,169 thousand, NIS 3,901 thousand and NIS 1,612 thousand, respectively.

Other expenses grew by NIS 5,572 and 4,277 thousand – for the period of nine months and three months ended on September 30, 2008, respectively, and grew by a sum of NIS 1,557 thousand and NIS 1,378 thousand for the period of nine months and three months ended September 30, 2007, respectively, and grew by a sum of NIS 2,289 thousand for the year ended December 31, 2007.

10

The principal factors responsible for the change in fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the Hadera Paper share – that serve for calculating the value of the option as a result of fluctuations in the price of the share during the reported period.

C.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera PaperLtd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (4) below.

Aggregate Data

The aggregate sales amounted to NIS 2,442.5 million during the reported period, as compared with NIS 2,298.2 million in the corresponding period last year, representing growth of 6.3%.

The aggregate sales in the third quarter this year amounted to NIS 823.9 million, as compared with NIS 805.5 million in the corresponding period last year, representing growth of approximately 2.3% and as compared with NIS 771.0 million in the second quarter of the year.

The aggregate operating profit totaled NIS 160.5 million during the reported period, as compared with NIS 129.7 million in the corresponding period last year, representing growth of 23.7%. The significant improvement in the aggregate operating profit is attributed to the performance improvement at some of the Israeli companies on the one hand, coupled with the continuing trend of a lower operating loss in Turkey on the other hand.

The aggregate operating profit totaled NIS 49.2 million in the third quarter of the year, as compared with NIS 59.6 million in the corresponding quarter last year, representing a decrease of 17.4% and as compared with NIS 51.5 million in the second quarter of the year.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

11

2.	Net Profit and Earnings Per Share Attributed to the Company’s shareholders

The net profit attributed to the Company’s shareholders totaled NIS 59.5 million during the reported period, as compared with net profit attributed to the Company’s shareholders of NIS 14.0 million in the corresponding period last year.

The net profit allocated to the Company’s shareholders during the reported period was affected by the improvement in the Group’s profitability in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD – whose net impact on the net income allocated to the Company’s shareholders amounted to NIS 11.7 million and the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), as compared with the corresponding period last year (see Strategic Investment in Turkey, above, and Section C7, below).

The net profit attributed to the Company’s shareholders for the third quarter this year amounted to NIS 20.2 million, as compared with a net profit attributed to the Company’s shareholders of NIS 7.7 million in the corresponding quarter last year. The net profit attributed to the Company’s shareholders in the third quarter last year appears net of our share (49.9%) in the amortization of the tax asset in Turkey (KCTR) in the sum of NIS 7.4 million.

Basic earnings per share amounted to NIS 11.75 per share ($3.44 per share) in the reported period, as compared with NIS 3.47 per share ($0.87 per share) in the corresponding period last year.

The diluted earnings per share amounted to NIS 11.73 per share ($3.43 per share) in the reported period, as compared with NIS 3.47 per share ($0.87 per share) in the corresponding period last year.

Basic earnings per share attributed to the Company’s shareholders amounted to NIS 3.99 per share ($1.17 per share) in the third quarter of the year, as compared with earnings of NIS 1.90 per share ($0.47 per share) in the corresponding quarter last year.

Diluted earnings per share attributed to the Company’s shareholders amounted to NIS 3.38 per share ($1.16 per share) in the third quarter of the year, as compared with earnings of NIS 1.89 per share ($0.47 per share) in the corresponding quarter last year.

3.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during the reported period amounted to NIS 447.2 million, as compared with approximately NIS 428.8 million in the corresponding period last year, representing growth of approximately 4.3%.

Sales of the packaging and recycling activity amounted to NIS 353.4 million in the reported period, as compared with NIS 342.0 million in the corresponding period last year.

12

The growth in the packaging paper and recycling turnover originated primarily from the consolidation of the Carmel and Frenkel- C.D. sales turnover that were consolidated for the first time in September 2008, in the sum of NIS 41 million on the one hand, and on the other hand from the reduction in sells of packaging paper and recycling as a result of the erosion of the US dollar on selling prices that was not compensated by raising of NIS prices (The activity sales are affected by dollar-denominated import prices).

The sales of the Office Supplies Marketing activity during the reported period amounted to NIS 93.8 million, as compared with NIS 86.8 million last year, representing growth of 8.1% that originated from the continuing trend of growth in operating volumes in this activity.

The aggregate sales in the third quarter of the year totaled NIS 171.4 million, as compared with NIS 151.0 million in the corresponding quarter last year, representing growth of approximately 13.5% and as compared with second quarter sales of NIS 133.3 million, representing growth of approximately 28.6%, originating primarily from the inclusion of the Carmel and Frenkel- C.D. data for the first time this quarter, as mentioned above.

Sales of the packaging and recycling activity amounted to NIS 136.9 million in the third quarter of the year, as compared with NIS 120.7 million in the corresponding quarter last year, representing growth of 13.4%, originating primarily from the initial consolidation of Carmel and Frenkel- C.D., net of the impact of exchange rate differentials and the cold spell that affected the agricultural sector and harmed the volumes of agricultural exports during the reported period.

Sales of the office supplies marketing activity amounted to NIS 34.5 million in the third quarter of the year, as compared with NIS 30.3 million in the corresponding quarter last year, representing growth of 13.9% originating from the larger volumes of operation this year, in relation to last year.

2.	Cost of Sales

The cost of sales amounted to NIS 351.3 million – or 78.6% of sales – during the reported period, as compared with NIS 324.9 million – or 75.8% of sales – in the corresponding period last year.

The gross profit totaled NIS 95.9 million during the reported period (approximately 21.4% of sales), as compared with NIS 103.9 million (24.2% of sales) in the corresponding period last year, representing a decrease of approximately 7.7% in relation to the corresponding period last year.

The decrease in the gross profit and gross margin in relation to the corresponding period last year is attributed primarily to the erosion of dollar-linked prices in packaging paper and the sales turnover in light of the change in the exchange rate, coupled with a decrease in the quantitative sales on the local market as a result of the impact of the cold spell, the 23% rise in electricity prices and the rise in paper waste collection costs – that were partially offset by the continuing efficiency measures and the transition to manufacture using natural gas. Additionally, the cost of sales included an amortization of NIS 4 million in excess cost, as a result of excess cost recorded from the sale of Carmel and Frenkel CD.

13

Labor Wages

The labor wages within the cost of sales amounted to NIS 102.6 million during the reported period (approximately 22.9% of sales), as compared with NIS 85.9 million last year (approximately 20.0% of sales).

The labor wages within the general and administrative expenses amounted to NIS 51.8 million during the reported period (approximately 11.6% of sales), as compared with the sum of NIS 44.5 million last year (approximately 10.4% of sales).

The Increase in salary costs as compared to the corresponding period last year is attributed to additional salary expenses of approximately NIS 9.2 million resulting from the consolidation of Carmel and Frenkel- C.D. and the increase in personnel, primarily at Amnir and in the packaging paper activity, as part of the preparations for and the execution of the expanded collection of cardboard and newspaper waste that is to serve the upcoming operation of the new packaging paper manufacturing network, coupled with a nominal average increase of 4% in wages.

Moreover, the labor costs include an increase in labor expenses as detailed in Section 3 below, as a result of expenses derived from the issue of options to executives and the allocation of the expenses thereupon, at an accrued sum of NIS 4.4 million for the period – an expenditure that does not involve cash flows.

3.	Selling, General and Administrative and Others

The selling, general and administrative (including wages) and others amounted to NIS 57.9 million in the reported period – or 13.0% of sales – as compared with NIS 50.9 million – or 11.9% of sales – in the corresponding period last year. Net of the effect of income from the allocation of the negative excess of cost in a subsidiary and non-recurring expenses as detailed below, selling, general and administrative and others amounted to NIS 57.7 million.

The increase in selling, general and administrative and others was primarily attributed to the consolidation of the expenses of Carmel and Frenkel- C.D. in the financial statements of the Company amount of NIS 4.5 million, the increase in wages expenses as a result of NIS 4.4 million in salary expenses recorded in respect of the option plan for executives approved in January this year, as well as the increase in other expenses following the revaluation of a Mondi Put option in the amount of NIS 5.7 million pursuant to IFRS.

4.	Operating Profit

The operating profit totaled NIS 38.0 million during the reported period (8.5% of sales), as compared with NIS 53.0 million (12.4% of sales) in the corresponding period last year. Most of the erosion in profit is attributed to the change in the dollar exchange rate that negatively influenced the selling prices in the packaging paper and recycling activity.

The operating profit of the paper and recycling activity amounted to approximately NIS 35.3 million, as compared to NIS 53.8 million in the corresponding period last year, primarily due to the aforesaid effect of the exchange rate in which the sales in the activity are denominated and the effect of the cold spell on the demand for agricultural exports.

14

The operating profit of the office supplies activity amounted to NIS 2.7 million, as compared with a loss of NIS -0.8 million in the corresponding period last year.

The operating profit in the third quarter this year amounted to NIS 7.9 million, as compared with NIS 22.6 million in the corresponding quarter last year and as compared with operating profit of NIS 12.6 million in the second quarter this year. As mentioned above, this is attributed mostly to the erosion of the dollar exchange rate in an average rate of approximately 20% as compared with the corresponding quarter last year.

The operating profit of the paper and recycling activity amounted to NIS 6.5 million in the third quarter of the year, as compared with NIS 22.3 million in the corresponding quarter last year.

The operating profit of the office supplies activity amounted to approximately NIS 1.3 million, as compared with an operating profit of NIS 0.3 million in the corresponding quarter last year.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 11.9 million, as compared with NIS 19.8 million in the corresponding period last year, representing a decrease of 40%.

The total average of interest bearing liabilities, net, carried to the company’s financial expenses, decreased by approximately NIS 96 million between the periods 2007-2008. The decrease is primarily attributed to the proceeds from the private placement last year and the positive cash flows from operating activities between the periods, net of investments in fixed assets.

The interest on the short-term credit decreased by approximately NIS 4.3 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) remained unchanged as compared to the corresponding period last year, despite the decrease in the balance of debentures following redemptions made to the holders of the debentures both as a result of the increase in the costs of the hedging transactions on the CPI-linked debentures against the increase in the CPI, which amounted to an annual rate of 2.6% in 2008 as compared to 1.3% in 2007, and as a result of the revaluation of the hedging transactions to their fair value in accordance with international standards.

In addition, financial expenses in the amount of NIS 1.5 million were recorded, primarily in respect of the effect of the 11% revaluation against the dollar during the year, as compared to a revaluation of 5.0% in the corresponding period last year, on the balances of dollar-denominated assets in the amount of NIS 5.2 million, which had been setoff against financial income, in respect of a dollar currency transaction carried out in the third quarter of the year.

15

6.	Taxes on Income

Taxes on income amounted to NIS 4.2 million in the reported period, as compared with NIS 12.2 million in the corresponding period last year. The sharp decrease of approximately NIS 8.0 million is primarily attributed to the sharp drop in taxable income (pre-tax income net of a non-recurring income of approximately NIS 14.6 million from the allocation of a negative excess of cost), the inclusion of NIS 0.9 million in last year’s tax expenses in respect of the closing of assessments for the years 2002 through 2005 and the decrease in the current tax rate this year as compared to the previous year.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel (until August 31, 2008, on which Carmel’s reports were consolidated for the first time).

The company’s share in the earnings (losses) of associated companies totaled NIS 36.6 million during the reported period, as compared with a loss of NIS (7.0) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by approximately NIS 1.8 million. Most of the change in profit originated primarily from Mondi’s highly improved operation profit, which recorded an increase from operating profit of NIS 25.9 million last year to an operating profit of NIS 27.4 million this year – primarily as a result of the raising of quantitative sales, the operating efficiency and the decrease in energy prices as a result of the transition to the use of netural gas at the Hadera site. The net profit also increased as a result of the decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

–	The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 10.9 million. Hogla’s operating profit grew from NIS 100.9 million to NIS 126.6 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket and from currency exchange rates causing to decrease Company’s expenses that are mostly dollar dominated.

–	The Company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) was reduced by NIS 39.9 million. The significant reduction in loss originated primarily from to the growth in the volume of operations (see above chapter on strategic investment in Turkey), that resulted in a significant reduction in the operating loss, from NIS 61.2 million last year to approximately NIS 29.4 million this year. In the corresponding period last year, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26.8 million (approximately $6.4 million) was reduced, of which our share is NIS 13.4 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla Kimberly, the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

16

–	The Company’s share in the loss of Carmel (36.21% as at August 31, 2008 – the date of consolidation), increased by NIS 4.8 million. This increase is attributed to the sharp erosion in the operating margin as a result of lower demand for packaging due to the slowdown in industrial exports on account of the erosion of currency exchange rates vis-à-vis the NIS, coupled with the damages of the cold spell in the agricultural sector. On the other hand, the prices of imported raw materials did not decrease in NIS terms, due to hedging transactions on the exchange rate.

The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey) grew by approximately NIS 3.8 million this year and amounted to approximately NIS 51.2 million.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 50.9 million during the reported period, as compared with NIS 32.5 million in the corresponding period last year. The significant change in the cash flows from operating activities during the reported period, originated primarily from the sharp improvement in net profit, coupled with the reduction in working capital in the reported period, that amounted to approximately NIS 1.9 million, as compared with growth of approximately NIS 23.4 million last year. The decrease in working capital during the reported period originated primarily from the reduction in the accounts receivable balance as a result of the lower dollar exchange rate, that is affecting the selling prices in NIS, especially as regards packaging paper and recycling activity.

E.	Sources of Finance

See Section B2 - Financial Liabilities.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

17

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of this exposure. True to September 30, 2008, the Company entered into hedging transactions in the sum of 34 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company, in the total sum of NIS 390.1 million.

In early 2008, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 190 million, pursuant to previous transactions that were made in December 2006 and January 2007 and terminated at the end of 2007.

In August this year, the Company entered into hedging transactions for a period of five months, to protect itself against a rise in the CPI, in the amount of NIS 187.5 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

18

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Sept-30-08	Profit (loss) from changes
	Revaluation of € 10%	Revaluation € 5%		Devaluation of € 5%	Devaluation of € 10%
In NIS thousands

Transaction with supplier - Alstom	(130)	(65)	(1,305)	65	130
Designated deposits	9,651	4,826	96,511	(4,826)	(9,651)

Sensitivity to interest rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Sept-30-08	Profit (loss) from changes
	Increase in interest rate of 10%	Increase in interest rate of 5%		Decrease in interest rate of 5%	Decrease in interest rate of 10%
In NIS thousands

Debenture series 3	4,454	2,247	(190,092)	(2,287)	(4,614)
Debenture series 4	4,533	2,282	(261,453)	(2,313)	(4,656)

19

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at September 30, 2008:

NIS millions	Unlinked		CPI-linked	In foreign currency, or linked thereto	Non-Monetary Items	Total

Assets

Cash and cash equivalents	2.6			2.5		5.1
Short-term deposits and investments				257.1		257.1
Other Accounts Receivable	438.4		1.1	17.3	7.2	464.0
Inventories					146.1	146.1
Current tax assets	16.3					16.3
Investments in Associated Companies	52.8			2.8	258.7	314.3
Deferred taxes on income					19.6	19.6
Fixed assets, net					714.6	714.6
Other assets					69.9	69.9
Assets on account of employee benefits	15.8					15.8
Total Assets	525.9		1.1	279.7	1,216.1	2,022.8

Liabilities
Short-term credit from banks	3.8		32.9			36.7
Other Accounts Payable	264.0			36.8		300.8
Deferred taxes on income					71.4	71.4
Long-term loans, including current maturities	130.7		38.3			169.0
Notes (debentures) - including current maturities	238.8		388.1			626.9
Liabilities on account of employee benefits	42.6					42.6
Other Liabilities	32.4					32.4
Equity, funds and reserves					743.0	743.0
Total liabilities and equity	712.3		459.3	36.8	814.4	2,022.8

Surplus financial assets (liabilities) as at
September 30, 2008	(186.	4)	(458.2)	242.9	401.7

Surplus financial assets (liabilities) as at
December 31, 2007	(80.9)		(195.1)	170.0	106.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

20

H.	Significant Influences as a Result of the Transition to IFRS

As at September 30, 2008, no significant impact was recorded on the financial situation, results of operations, liquidity and sources of finance of the company as a result of the transition to IFRS, except for that stated in the update to Chapter A (Description of the Company’s Business) of the Company’s Periodical Report dated December 31, 2007 and that stated below. As to the overall accounting implications and adjustments as a result of the transition to IFRS, see Note 11 to the Company’s financial statements as at September 30, 2008.

1.	Put option on an associated company

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereinafter – MBP, formerly Neusiedler AG) Mondi Hadera acquired the Group’s operation in fine paper and issued MBP 50.1% of its shares.

As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, MBP can exercise the option only in the most exceptional circumstances, such as those that paralyze production in Israel for long periods of time.

Due to the extended period of time that has passed since these understandings were reached and in view of changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option as part of the transition to IFRS. According to Israeli GAAP, it is not necessary to valuate a PUT option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

As at January 1, 2007, the liability on account of the Put option on the associated company shares is presented in the sum of approximately NIS 1,612 thousand.

As at September 30, 2007, the liability on account of the Put option on the subsidiary company shares is presented in the sum of approximately NIS 3,169 thousand.

As at December 31, 2007, the liability on account of the Put option on the subsidiary company shares is presented in the sum of approximately NIS 3,901 thousand.

As a result of the valuation of the options, other expenses grew by approximately approximately NIS 1,557 and NIS 1,378 thousand – for the period of nine months and three months that ended on September 30, 2007, respectively, and grew by a sum of approximately NIS 2,289 thousand for the year ended December 31, 2007.

21

2.	Employee benefits

In accordance with generally accepted accounting principles in Israel, the company’s liability for severance pay is calculated based on the last salary of the employee multiplied by the number of years of employment.

Pursuant to International Standards, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences for pension and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption, respectively.

In addition, net liabilities in respect of post-retirement employee benefits, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

According to the Company’s adopted policy, actuarial earnings are allocated to retained earnings, although on account of immateriality, they were allocated fully to the statements of income.

Consequently, as at January 1, 2007, a net increase of approximately NIS 5,563 thousand was created in liabilities on account of employee benefit plans, in addition to an increase of approximately NIS 1,391 thousand in deferred tax assets.

As at September 30, 2007, a net increase of approximately NIS 5,527 thousand was created in liabilities on account of employee benefit plans, in addition to an increase of approximately NIS 1,381 thousand in deferred tax assets.

As at December 31, 2007, a net increase of approximately NIS 5,762 thousand was created in liabilities on account of employee benefit plans, in addition to an increase of approximately NIS 1,436 thousand in deferred tax assets.

22

Labor wages expenses decreased by approximately NIS 859 thousand and approximately NIS 525 thousand for the 9-month and 3-month periods ended September 30, 2007, respectively, and increased by approximately NIS 199 thousand for the year ended December 31, 2007. Furthermore, tax expenses decreased by approximately NIS 30 thousand and increased by approximately NIS 22 thousand for the 9-month and 3-month periods ended September 30, 2007, respectively, and decreased by approximately NIS 46 thousand for the year ended December 31, 2007.

Furthermore, assets in respect of employee benefits were reclassified from other accounts payable to non-current assets, in the amount of approximately NIS 1,132 thousand, approximately NIS 1,128 thousand and approximately NIS 1,179 thousand as at January 1, 2007, September 30, 2007 and December 31, 2007, respectively.

I.	Detailed processes undertaken by the Company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company’s auditing CPAs, who are instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager – Avi Brenner, and CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions – if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

—————————————— Tzvika Livnat Chairman of the Board of Directors	—————————————— Avi Brenner General Manager

23

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30 , 2008

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	September 30,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Current Assets
Cash and cash equivalents	5,075	53,784	167,745
Designated deposits	257,118	-	-
Trade receivables	345,279	193,756	178,553
Other receivables	118,760	108,701	94,415
Current tax assets	16,262	-	-
Inventories	146,104	67,408	69,607

	888,598	423,649	510,320

Non-Current Assets
Property plant and equipment, net	714,605	398,047	405,231
Investments in associated companies	314,309	344,636	346,403
Deferred tax assets	19,623	21,239	20,622
Deferred expenses	35,538	34,107	34,900
Other intangible assets	32,569	1,749	1,578
Other assets	1,755	-	-
Employee benefit assets	15,841	1,128	1,179

	1,134,240	800,906	809,913

	2,022,838	1,224,555	1,320,233

Current Liabilities
Credit from banks and others	36,735	233,685	143,015
Current maturities of long-term notes and long term loans	79,554	42,730	42,775
Trade payables	168,008	108,697	108,409
Other payables and accrued expenses	123,341	72,784	73,230
Other financial liabilities	32,380	-	-
Financial liabilities at fair value through profit and loss	9,474	3,169	3,901
Current tax liabilities	-	9,897	908

	449,492	470,962	372,238

Non-Current Liabilities
Loans from banks and others	128,725	29,490	28,127
Notes	587,592	188,436	158,134
Other financial liabilities	-	32,380	31,210
Deferred tax liabilities	71,452	40,840	40,515
Employee benefit liabilities	42,605	19,699	20,038

	830,374	310,845	278,024

Capital and reserves
Issued capital	125,267	125,257	125,267
Reserves	294,417	98,565	308,267
Retained earnings	296,308	218,926	236,437

capital and reserves attributed to shareholders	715,992	442,748	669,971
Minority Interests	26,980	-	-

Total capital and reserves	742,972	442,748	669,971

	2,022,838	1,224,555	1,320,233

Z. Livnat	A. Brener	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: November 10, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Revenue	447,180	428,784	171,394	150,961	583,650
Cost of sales	351,287	324,869	142,350	110,720	441,381

Gross profit	95,893	103,915	29,044	40,241	142,269

Selling and marketing expenses	28,147	23,108	12,494	8,255	31,367

General and administrative expenses	38,542	26,230	18,872	7,998	36,377

Other (income) expenses, net	(8,768)	1,557	(10,213)	1,378	4,467

Total expenses	57,921	50,895	21,153	17,631	72,211

Profit from ordinary operations	37,972	53,020	7,891	22,610	70,058

Finance income	9,017	5,413	5,487	921	10,648
Finance expenses	20,928	25,198	6,268	8,961	31,766

Finance expenses, net	11,911	19,785	781	8,040	21,118

Profit after financial expenses	26,061	33,235	7,110	14,570	48,940

Share in profit (loss) of associated
companies, net	36,644	(7,009)	10,873	(1,893)	856

Profit before taxes on income	62,705	26,226	17,983	12,677	49,796

Taxes on income	4,189	12,202	(1,231)	4,995	18,261

Profit for the period	58,516	14,024	19,214	7,682	31,535

Attributed to:
Company shareholders	59,479	14,024	20,177	7,682	31,535
Minority interests	(963)	-	(963)	-	-

	58,516	14,024	19,214	7,682	31,535

Earning for share:
Primary attributed to Company shareholders	11.75	3.47	3.99	1.90	7.63

Fully diluted attributed to company shareholders	11.73	3.47	3.98	1.89	7.62

Number of share used to compute the primary
earnings per share	5,060,774	4,037,439	5,060,774	4,048,087	4,132,728

Number of share used to compute the fully
diluted earnings per share	5,068,780	4,044,212	5,070,134	4,054,860	4,139,533

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED STATEMENT
OF RECOGNIZED INCOME AND EXPENSES
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Exchange differences arising on translation of
foreign operations	(19,185)	5,163	(1,240)	801	3,810
Profit (loss) on cash flow hedges	(17,157)	(149)	(12,973)	(348)	(652)
Actuarial profit (loss) and defined
benefit plans	(600)	-	(450)	-	-
Reevaluation from step acquisition	17,288	-	17,288	-	-

Net income recognized directly in equity	(19,654)	5,014	2,625	453	3,158

Transfer to profit or loss from equity on cash
flow hedges, net	1,672	94	584	20	17
Profit for the period	58,516	14,024	19,214	7,682	31,535

Total recognized income and expense for the period	40,534	19,132	22,423	8,155	34,710

Attributed to:
Company shareholders	41,638	19,132	23,527	8,155	34,710
Minority interests	(1,104)	-	(1,104)	-	-

	40,534	19,132	22,423	8,155	34,710

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Cash flows - operating activities
Operating profit for the period	58,516	14,024	19,214	7,682	31,535
Taxes on income recognized in profit
and loss	4,189	12,202	(1,231)	4,995	18,261
Finance expenses recognized in profit
and loss	11,911	19,785	781	8,040	21,118
Capital loss on disposal of property,
plant and equipment	(269)	(81)	(419)	45	1,403
Capital loss on sale of investment in
associated company	-	28	-	-	28
Share in loss (profit) of associated
companies, net	(36,644)	7,009	(10,873)	1,893	(856)
Depreciation and amortization	39,409	26,231	17,136	8,850	36,138
Share based payments expense	3,455	-	1,458	-	-
Gain from negative goodwill	(14,664)	-	(14,664)	-	-

	65,903	79,198	11,402	31,505	107,627

Changes in assets and liabilities:
Decrease (Increase) in trade and other
receivables	21,944	(35,594)	4,748	(16,798)	(5,416)
Decrease (Increase) in inventories	2,783	(5,299)	2,377	(2,726)	(7,498)
Increase (Decrease) in trade payables
and other payables	(24,664)	17,536	(18,372)	8,095	24,631
Increase (decrease) in other long term
liabilities	(5,159)	486	(5,512)	(837)	268

	(5,096)	(22,871)	(16,759)	(12,266)	11,985

Tax Payments	(9,927)	(23,855)	(427)	(4,196)	(27,755)

Net cash generated by
(used in) operating activities	50,880	32,472	(5,784)	15,043	91,857

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	Note	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
		(Unaudited)		(Unaudited)

Cash flows - investing activities
Acquisition of property plant and equipment	6	(178,633)	(61,598)	(50,445)	(19,487)	(83,363)
Acquisition of subsidiaries	5	(70,167)	-	(70,167)	-	-
Proceeds from disposal of Property
plant and equipment		719	30,811	535	-	31,415
Investment in designated deposits, net		(261,529)	-	(188,503)	-	-
Interest received		4,935	1,416	2,511	900	1,716
Prepaid leasing expenses		(1,421)	(1,637)	(24)	(1,637)	(2,596)
Acquisition of other assets		(1,750)	-	(1,750)	-	-
Associated companies:
Granting of loans		(422)	-	(422)	-	(318)
Collection of loans		-	-	-	-	2,893
Proceeds from sale of investment of
associated companies		-	27,277	-	-	27,277

Net cash used in investing activities		(508,268)	(3,731)	(308,265)	(20,224)	(22,976)

Cash flows - financing activities
Proceeds from private share allocating		-	-	-	-	211,645
Proceeds from issuing notes		424,728	-	424,728	-	-
Short-term bank credit - net		(152,364)	30,682	(115,625)	8,483	(59,988)
Borrowings received from banks		55,000	-	20,000	-	-
Repayment of borrowings from banks		(17,761)	(3,894)	(12,845)	(1,308)	(5,212)
Deferred issuance expenses		-	-	247	-	-
Interest Paid		(7,381)	(10,023)	(2,622)	(3,015)	(24,994)
Redemption of notes		(7,192)	(6,825)	-	(2,297)	(37,167)

Net cash generated by financing
activities		295,030	9,940	313,883	1,863	84,284

Increase in cash and cash equivalents		(162,358)	38,681	(166)	(3,318)	153,165
Cash and cash equivalents - beginning of
period		167,745	13,621	5,553	57,426	13,621
Net foreign exchange difference		(312)	1,482	(312)	(324)	959

Cash and cash equivalents - end of period		5,075	53,784	5,075	53,784	167,745

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 9.

B.	Definitions:

The Company	-	Hadera Paper Limited.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Affiliated Companies	-	companies in which the Group has significant influence, and the Group investments in them, directly or indirectly are included in the financial statements using the equity method.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of
Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these condensed interim financial statements and in accordance to the opening balance sheet.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(1)	Basis of preparation (Cont.)

The unaudited condensed interim consolidated financial statements as of September 30, 2008 and for the nine and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto including the note regarding the adoption of IFRS.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the abovementioned, the condensed interim financial statements, as of March 31, 2008 and for the three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008.

In implementing the transitional rules as above, the Group elected to apply the following concessions permitted by IFRS 1:

1.	Share based payments

The rules of IFRS 2, which deals with share based payments, were not retroactively applied with regard to capital instruments which had been granted prior to November 7, 2002 and vested before the transition date.

2.	Translation differences

The company elected to desist from retroactively applying the rules of IAS 21 for translation differences accumulated as of January 1, 2007 with respect to foreign operations. As a result, accumulated translation differences have not been included in the Opening Balance Sheet.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(2)	First term IFRS standards adoption (cont.)

3.	Deemed cost for items of fixed assets

IFRS 1 permits the measurement of items of fixed assets as of the transition date to the IFRS, or at an earlier date, on the basis of a revaluation executed according to previously applied generally accepted accounting principles, as deemed cost as of the date of the revaluation, if, in general, the revaluation was comparable to cost or undepreciated cost according to the IFRS, adjusted for changes such as changes in the index of prices.

Through December 31, 2007, the company adjusted its financial statements to changes in the rate of exchange of the dollar, in accordance with the rules of Accounting Opinion 36 of the Institute of Certified Public Accountants.

For purposes of the transition to reporting pursuant to the IFRS, the company chose to apply the concession in IFRS 1 as above and to measure the items of its fixed assets acquired or constructed through December 31, 2003 at deemed cost as of that date, based on their amounts, as adjusted to changes in the rate of exchange of the dollar up to that date.

Prior to the adoption of the IFRS, the Group prepared its financial statements according to accounting principles generally accepted in Israel. The latest annual financial statements of the company according to accounting principles generally accepted in Israel were prepared as of December 31, 2007 and for the year ended on that date. Comparative figures for that period were restated in these financial statements pursuant to the IFRS.

See Note 11 with respect to the material differences between reporting pursuant to the IFRS and reporting according to Israeli generally accepted accounting principles, as they are relevant to the Group.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Derivative financial instruments measured by fair value.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2V below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2X (3) as follows with regard to the exchange rate and the changes in them during the reported period.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks. Hedge accounting details are set out in Note 2P below.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of affiliated company (mainly because of it’s investment in a subsidiary company that presents it’s financial statements in foreign currency) are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Basis of consolidation

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2Y below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Basis of consolidation (Cont.)

(2)	Minority interests

Minority interests in net assets (except for goodwill) of consolidated subsidiaries are presented separately under the Group’s shareholders’ equity. Minority interests include the sum of these interests on the date of the business combination (see below) as well as the share of minority shareholders in the changes that occurred in the capital of the consolidated company subsequent to the date of the business combination. Losses of consolidated subsidiaries that relate to minority, which exceed the minority interests in the shareholders’ equity of the consolidated subsidiary, are allocated to minority interests up to the amount in which the minority has a valid obligation and ability to perform additional investments to cover the losses.

F.	Business combinations

Acquisitions of consolidated subsidiaries and activities are measured by using the purchase method. The cost of a business combination is measured based on the aggregate fair value (as of the date of exchange) of the assets acquired, liabilities incurred and capital instruments issued by the group in exchange for obtaining control in the acquired company, plus any acquisition costs incurred to the group which directly relate to the business combination. The identifiable assets of the acquired company, liabilities and contingent liabilities that meet the recognition criteria in accordance with IFRS 3 regarding business combinations are recognized at fair value on the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 regarding non-current assets held for sale and discontinued activities, which are recognized and measured at fair value net of selling costs.

Goodwill arising from the business combination is recognized as an asset and initially measured at cost, which represents the excess cost of the business combination over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that were recognized. If, after re-assessment, the total group’s interests in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceed the cost of the business combination, the excess must be immediately recognized in the statement of income.

In business combinations, where control is obtained after several exchange transactions (acquisition in stages) the assets, liabilities and contingent liabilities of the acquired company will be measured at fair value on the date in which control was obtained, while the difference between their fair value on the date of the acquisitions that preceded the business combination and their fair value on the date of the business combination shall be carried to a “Capital reserve from reevaluation from step acquisition”, which is transferred to retained earnings on the date in which the item in respect of which has been created is amortized or retired to income statement.

The interests of minority shareholders in the acquired company are initially measured on the date of the business combination in accordance with their pro rata share in the net fair value of the assets, liabilities and contingent liabilities that were recognized. As to the accounting policy with respect to minority interest see note 2(e)2 above.

As to the publication of IFRS 3 (amended) “Business Combinations”, see note 2Y below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the consolidated companies adopted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interest that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. With regard to the group’s examination for impairment in the investment in affiliated companies in accordance to IAS 36 see note 2K below.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

H.	Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition.

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then, the remaining impairment loss is allocated to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Spare parts which are not used on a current basis are designated for use in the context of specific items of fixed assets, where necessary. The reason for holding them is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In the light of this, spare parts that are not being used currently are presented with fixed assets and are depreciated beginning from the date that they are installed on the items of fixed assets for which they were purchased.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. The depreciation starts once the asset is ready for use and takes into consideration of the anticipated scrap value at the end of the asset’s useful lives.

The annual depreciation and amortization rates are:	Years

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Intangible assets

(1)	Intangible assets, except for goodwill

Intangible assets are defined as identifiable, non-monetary assets without physical substance.

Intangible assets with an indefinite useful life are not amortized. Instead they are tested for impairment once a year or more frequently if indications exist that there may a decline in the value of the asset in accordance with the provisions of IAS 36. The useful life of intangible assets with an indefinite useful life is estimated at the end of each reporting year. The accounting treatment with respect to the useful life of an intangible asset that has changed from indefinite to finite, is carried out prospectively.

Intangible assets with a definite useful life are amortized using the straight line method over the estimated useful life of the assets subject to an impairment test. The accounting treatment of the change in the estimated useful life of an intangible asset with a finite life, is carried out prospectively.

As to the accounting treatment of goodwill see note 2h.

The useful life which is used to amortize intangible assets with a finite useful life is as follows:

Customer relations	10 years

(2)	Intangible assets acquired under a business combination

Intangible assets acquired under a business combination are identified and recognized separately from goodwill when the meet with the definition of intangible asset and their fair value can be measured reliably. The cost of these intangible assets is their fair value on the date of the business combination.

In subsequent periods to the initial recognition, intangible assets acquired under a business combination are presented at cost less any accumulated amortization and subsequent accumulated impairment loss. The amortization of intangible assets with a finite life is calculated based on the straight line method over the estimated useful life of these assets. The estimated useful life and method of amortization are tested at the end of each reporting year while the effect of changes in the estimates useful life is accounted for prospectively.

As to the amendment of IAS 38 “Intangible Assets” under the improvements to International Financial Reporting Standards see note 2Y.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Impairment of value of tangible and intangible assets, excluding goodwill

At each balance sheet date, the Group examines the book value of its tangible and intangible assets for the purpose of determining whether there are any indications that point towards losses from impairment of value of these assets. Should there be any such indications, the recoverable amount of the asset is estimated for the purpose of determining the amount of the loss from impairment of value that was created, if at all. If it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash- generating unit to which the asset is relevant. Shared assets are also allocated to individual cash generating units to the extent that a reasonable and consistent basis can be identified for such allotment. Should allocating the shared assets to individual cash generating units on the above basis not be feasible, the shared assets are allocated to the smallest groups of cash generating units as to which a reasonable and consistent basis for allocation can be identified.

Intangible assets with an indefinite useful life and intangible assets that are still not available for use are tested for impairment once a year or more frequently if indications exist that there may a decline in the value of the asset.

The recoverable amount is the higher of the sales price of the asset, less selling costs, and of its utility value. In estimating utility value, an approximation of future cash flows is discounted to their present value, using a pre- tax discount rate which reflects the current market estimates of the value of money over time and the specific risks for the asset for which the estimate of future cash flows has not been adjusted.

If the carrying value of the asset (or of the cash generating unit) exceeds recoverable amount, the book value of the asset (or of the cash generating unit) is reduced to its recoverable amount. The impairment loss is recognized immediately to as an expense in the statement of income.

If an impairment loss that was recognized in previous periods is reversed, the book value of the asset (or of the cash generating unit) will be restored back to the estimate of the up to date recoverable value but not to exceed the book value of the asset (or of the cash generating unit) that would have existed, had a related impairment loss not been recognized in prior periods. The reversal of the loss from impairment of value is immediately recognized in the statement of income.

As to the impairment of goodwill see note 2h. As to the impairment of investment in an affiliate company, see note 2g

L.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

The rest of the borrowing costs are recognized in profit or loss.

For the effect of the issuance of IAS 23 (revised) “Borrowing costs” see Note 2Y below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

Cost determined as follows:

Raw, auxiliary materials and others	Based on weighted-average basis.

Finished products	Based on overhead absorption costing.

Products	Based on weighted-average basis.

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group’s affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

N.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of this category arises from the reason of the financial assets holding and it is determined at its initial recognition.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Financial assets (Cont.)

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(4)	Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Financial liabilities and equity instruments issued by the Group

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “Other financial liabilities” for the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 2Y (2) as follows.

(2)	Options to sell sales of an investee

The company has an obligation that is derived from an option that it gave for the sale of shares of an investee, which provide the holder thereof with the right to sell its holdings in the investee in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with non current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 11 F (4) below for further details on the conditions of the option.

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an investee), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

For the treatment at CPI-linked other financial liabilities see note 2O (4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter –the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date. This is also the approach used under generally accepted accounting principles in Israel.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The Group implements cash flow hedge accounting both in respect of future transactions, foreign currency deposits and options transactions that are designed to secure payments for the acquisition of fixed assets in foreign currency and in respect of future transactions for the purchase or sale of foreign currency that are designed to secure payments for imports and which are linked to foreign currency.

The effective part of the changes in the value of financial instruments designed for cash flow hedging is immediately recognized in shareholders’ equity under the headline “capital reserve in respect of cash flow hedging” and the non-effective part is immediately recognized in the statement of income.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Derivative financial instruments (Cont.)

(2)	Hedge accounting (Cont.)

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized of when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders’ equity are carried to the income statement while the hedged item or the hedged projected transaction are recorded in the income statement.

When hedging a forecasted transaction on non-monetary assets (fixed income), the capital reserve is added to the initial cost of the hedged item immediately upon the initial recognition of said item and recorded in the income statement over the period of amortization of the fixed asset in respect of which it was recorded.

Q.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(3)	Dividends

Revenue is recognized when the Group’s right to receive the payment is established.

(4)	Reporting of revenues on a gross basis or a net basis

The Company’s revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction are presented on a net basis.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewands of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the balance sheet with “long term receivables”, and are amortized on the straight line basis over the balance of the lease period, including the extension option.

The company has land lease rights from the Municipality of Tel Aviv which comply with the definition of investment real estate, and, pursuant to IAS 40, have been classified as operating leases and not as investment real estate.

S.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

T.	Share – Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in NOTE 7.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 2Y below.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(3)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the statement of recognized income and expenses on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized, net of the fair value of the plan’s assets. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Employee benefits (Cont.)

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

W.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net incomeper share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

X.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period (the index of the month of the financial reports).

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI "in respect of" (in points)

September 30, 2008	3.421	5.000	199.54
September 30, 2007	4.013	5.690	189.1
December 31, 2007	3.846	5.659	191.15

Increase (decrease) during the:	%	%	%

Three months ended September 30, 2008	(2.1)	(5.4)	2.0
Three months ended September 30, 2007	(5.6)	(0.4)	1.3
Nine months ended September 30, 2008	(11.1)	(12.1)	4.4
Nine months ended September 30, 2007	(5.0)	2.3	2.3
Year ended December 31, 2007	(9.0)	1.7	3.4

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

The effect of adopting IAS 1 (amended) on the Group’s financial statements is in presenting the structure of the financial statements in accordance with the requirements of the standard.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

IFRS 8, Operating Segments

The standard, which replaces IAS 14, details how an entity must report on data according to segments in the annual financial statements. The standard, among other things, stipulates that segmental reporting of the company will be based on the information that management of the company uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard will apply to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures for prior reporting periods. The standard permits earlier adoption.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS:

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements.

In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments will become effective as of the annual reporting period commencing January 1, 2009 or thereafter, with an option for early adoption. The implementation of most amendments will be carried out by retrospective adjustment of comparative figures.

Some of the amendments to the standards are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

—	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment will apply to annual periods commencing on January 1, 2009. This amendment allows for the early implementation while implementing the amendments relating to Section 4 in IAS 32 “Financial Instruments: Presentation”, Section 1 in IAS 21 “Rights in Joint Transactions” and Section 3 in IFRS 7 “Financial Instruments: Disclosure”. The amendments can be applied retrospectively.

At this stage the Group’s management cannot assess the effect of implementation of the amendment on its financial statements.

—	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services,the date of receipt of the services.

The amendment will apply to annual periods commencing on January 1, 2009 and shall be carried out retroactively. The amendment allow for early adoption.

The Group’s management estimates that the effect of implementing the amendment on the Group’s financial statements is immaterial.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008 (Cont.)

—	Amendment to IAS 19 – Employee Benefits

a.	Curtailments and negative past service costs

Pursuant to the current version of the standard, defined benefit plan amendments, which reduce existing benefits, meet the definitions of both “curtailments” and “negative past service costs”.

IAS 19 requires recognition of curtailments when they occur, together with any related actuarial gains and losses that the entity had not previously recognized. An entity recognizes negative past service costs over the average period until the reduced portion of the benefits becomes vested.

In view of the aforesaid, there are different practices for the accounting treatment of plan amendments that reduce existing benefits.

The amendment changes the definitions in the Standard and makes the following distinction: curtailments may be created when reducing the degree of link between future wage increases and benefits to be paid in respect of past services. In contrast, when the plan amendment relates to past services and leads to a reduction in the present value of defined plan obligation, the amendment will meet the definition of negative past service cost. That is, the amendment stipulates that when a plan amendment reduces the benefits to which the employee is entitled, the effect of the reduction in respect of future services falls under the definition of curtailment, whereas the reduction in benefits to which the employee is entitled in respect of past services constitutes negative past service costs.

The amendments will apply on changes in benefits that occurred as of January 1, 2009 and are to be applied prospectively. Early implementation is permitted.

b.	Plan management costs

The amendment cancels the existing inconsistency and changes the definition of “Return on Plan Assets”.

The defined was amended so as to clarify that plan management costs should be deducted from the calculation of the return on plan assets only to the extent that they are not included in the actuarial assumptions used to measure the liabilities in respect of a defined benefit.

The amendment shall apply to annual reporting periods commencing on January 1, 2009 and shall be applied prospectively. Early implementation is permitted.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008 (Cont.)

—	Amendment to IAS 19 – Employee Benefits (Cont,)

c.	Amendments to the definitions of Short-term Employee Benefits and Other Long-term Employee Benefits

Short-term employee benefits are employee benefits which fall due wholly within twelve months after the end of the period in which the employees render the related service.

Other long-term employee benefits are employee benefits which do not fall due wholly within twelve months after the end of the period in which the employees render the related service.

As a result, there was a lack of clarity regarding the method of classification of employee benefits, such as absence of payment to which the employee is entitled, but which is not expected to be used within 12 months of the end of the period.

Under the amendment, the definitions of short-term employee benefits and “long-term employee benefits” were changed so as to determine that for the purpose of establishing whether the employee benefit is short term or long term, the expected date of using the benefit should be examined. As a result, entities will have to examine the need to bifurcate employee benefits, such as entitlement to compensation in respect of short-term absences, into the aforementioned two categories.

The amendment shall apply to annual reporting periods commencing on January 1, 2009 and shall be applied prospectively. Early implementation is permitted.

—	IFRIC 15 "Agreements for the Construction of Real Estate"

The interpretation establishes the accounting treatment of revenues and related expenses of entities that build real estate independently or through subcontractors, and the provision of goods or services that are included under agreements for the construction of real estate.

The interpretation deals with the question: is an agreement for the construction of real estate covered by IAS 11 “construction contracts” or by IAS 18 “revenue”. Revenues from agreements, which, in accordance with the provisions of the interpretation, are covered by IAS 11, shall be recognized in accordance with the percentage of completion method of accounting. Revenues from agreements which, in accordance with the provisions of the interpretation, constitute agreements for the sale of goods will be recognized on the date of transfer of the risks and benefits to the buyer, while revenues from agreements for the rendering of services will be recognized by reference to the stage of completion of the transaction at the balance sheet date.

The provisions of the interpretation apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

The Group’s management estimates that the implementation of the interpretation will not have any impact on the financial statements of the Group.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Adoption of new and revised Standards and interpretations (cont.)

Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008 (Cont.)

—	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loess when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

The Group’s management estimates that the implementation of the interpretation will not have any impact on the financial statements of the Group.

—	Amendment of IFRS 1 “First-time adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements

This amendment stipulates, inter alia, the method of measurement of investments in subsidiaries, companies under joint control and associated companies on the date of the first-time adoption of IFRS and the method of recognition of revenue from dividends received from said companies. The provisions of the amendment apply to the separate financial statements of the entity.

The provisions of the amendment apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

At this stage the Group’s management cannot assess the effect of implementation of the amendment on its financial position and operating results.

—	Amendment of IAS 39 “Financial instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosure”

The standard prescribes that certain financial assets do not qualify for designation as “Fair Value through Profit or Loss” under certain circumstances, and when there is a change in the manner in which the entity manages and evaluates the performance of a group of assets. The amendment further stipulates that certain financial assets that are presented as available-for-sale financial assets can be designated as loans and receivables and when there is a change in the manner in which the entity manages and evaluates the performance of a group of assets. The provisions of the amendment were applied prospectively.

The provisions of the amendment were applied to reclassifications that were made on July 1, 2008 or thereafter. The Company’s management estimates that the implementation of the Standard will not have any effect on the Group’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2 above, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

—	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.

—	Measuring obligation for defined benefits and employee benefits- see C(2) below.

—	Measuring share based payments- see NOTE 7 below.

—	Measuring the fair value of financial instruments – see C(3) below.

—	Measuring the fair value of an option to sell shares of an associated company – see C (4) below.

—	Measuring the fair value on account of the allocation of the cost of acquisition – see C(5) below.

C.	Key sources of estimation uncertainty.

1.	Provisions for legal proceeding

Against the company and its subsidiaries there are 5 claims pending and open in a total amount of approximately NIS 7,980 thousands (September 30, 2007: NIS 23,124 thousands, December 31, 2007: NIS 23,124 thousands), in respect of them a provision was credited in a sum of NIS 28 thousands (September 30, 2007: NIS 300 thousands, December 31, 2007: NIS 300 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (Cont.)

1.	Provisions for legal proceeding (Cont.)

An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus affect the company’s financial condition and operating results.

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

3.	Fair value of financial instruments

The company’s management exercised discretion in the selection of proper valuation techniques for financial instruments, which do not have a quoted market price in an active market. The valuation techniques used by the company’s management are those implemented by market participants. The fair value of other financial instruments is established based on he discounted cash flows expected to flow from them, based on assumptions supported by anticipated market prices and rates. The estimated fair value of financial instruments not listed for trading in an active market includes several assumptions that are not supported by anticipated market prices and rates. The book value of the financial instruments that are estimated through valuation techniques as of September 30, 2008 amounts to obligation in a sum of NIS 11,822 thousand and as of December 31, 2007 amounts to asset in a sum of NIS 4,412 thousand.

4.	Fair value of an option to sell shares of an associated company

As stated in note 2O (2), the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss.

In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some objective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (Cont.)

5.	Measurement at fair value on account of the allocation of the cost of acquisition

For the purpose of allocating the cost of acquisition and determining the fair value of the tangible and intangible assets and the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based itself primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required know-how, experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was employed, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

In determining the fair value, the business/operational risk associated with the company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company’s specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for employing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

For additional details regarding the Group’s use of measurement of fair value on account of the allocation of cost of acquisition, see Note 5.

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

—	During the first quarter of the year, the company signed material agreements with various suppliers in connection with the construction of a new production system for packaging paper (Machine 8).

—	On January 14, 2008, the Board of Directors of the company decided to approve the issuance of options to executive employees, see NOTE 7 below.

—	On May 20, 2008 an affiliated company, Hogla-Kimberly Ltd received from the Israeli tax authority compensation in the amount of about NIS 4,500 thousands. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the affiliated company to partially stop its manufacturing activity in its Naharia plant. The affiliated company will record a pre tax income for the second quarter of 2008. The Company’s share in the compensation mention above is approximately NIS 2,250 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

—	On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of two new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of (Series 3 – CPI linked) debentures issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65%. In addition the company has offered an aggregate principal amount of NIS 120,560 thousands of (Series 4) debentures issued in return for approximately NIS 120,560 thousands bearing an interest rate of 7.45%. The net proceeds of the offering net of issue expenses are NIS 306,000 thousands.

On August 14, 2008 the Company raised of (Series 4) debentures according to the shelf prospectus published by the Company in Israel on May 26, 2008. The company issued NIS 114,997 thousands of Series 4 debentures issued in return for approximately NIS 119,800 thousands bearing an interest rate of 7.45%. The net proceeds of the offering net of issue expenses are NIS 119,167 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 5	–	ACQUISITION OF SUBSIDIARIES

a.	Acquisition of Subsidiaries and Associated Companies

On July 10, 2008 the Company has signed an agreement for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) from the principal shareholder of Carmel, Mr. Robert Kraft and a number of additional shareholders in Carmel, on an “as is” basis, for the total consideration of approximately $20.77 million, paid from the company’s own resources in one payment upon the business transaction.

The completion of the acquisition was approved by law, including the approval of the Israeli Antitrust Authority at during August 2008.

Due to the completion of the acquisition of Carmel, the Company holds approximately 89.3% of Carmel shares (held before the acquisition 36.2% of Carmel shares).

Since September 1,2008, the Company consolidates the financial statements of Carmel and Frenkel C.D. Ltd. (an affiliated company of the Company and Carmel), at the financial statements of the company.

	Main Activity	Acquisition Date	Rate of regular shares purchase	Acquisition cost
2008				NIS thousands

Carmel Container Systems	packaging material
	and carton	31.8.2008	53.07%	(*) 70,695

Frenkel C.D.	Printing on carton
	production	31.8.2008	14.79%	4,000

				74,695

* NIS 400 thousands from this amount haven’t been paid, as for September 30, 2008.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 5	–	ACQUISITION OF SUBSIDIARIES (Cont.)

b.	Analysis of the assets and liabilities were acquired

	Carmel Container Systems			Frenkel C.D.			Total fair value in acquisition of consolidated companies
	Book Value	Adjustments to fair value	Fair value at acquisition	Book Value	Adjustments to fair value	Fair value at acquisition
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands

Current Assets
Cash and cash equivalents	4,028	-	4,028	100	-	100	4,128
Trade receivables	164,106	-	164,106	41,406	-	41,406	205,512
Other receivables	3,512	-	3,512	4,785	-	4,785	8,297
Inventories	54,078	743	54,821	24,201	258	24,459	79,280
Non-Current Assets
Property plant and equipment	64,627	38,862	103,489	45,405	3,697	49,102	152,591
Intangibles assets	-	31,917	31,917	9,194	(8,482)	712	32,629
Other assets	1,755	-	1,755	-	-	-	1,755
Employee benefit assets	14,610	-	14,610	879	-	879	15,489
Current Liabilities
Credit from banks and others	(14,771)	-	(14,771)	(31,313)	-	(31,313)	(46,084)
Current maturities to long term loans	(21,347)	-	(21,347)	(4,154)	-	(4,154)	(25,501)
Trade payables	(59,082)	-	(59,082)	(30,993)	-	(30,993)	(90,075)
Other payables and accrued expenses	(14,287)	-	(14,287)	(8,566)	-	(8,566)	(22,853)
Non-Current Liabilities
Long-term liabilities from banks	(56,214)	-	(56,214)	(16,338)	-	(16,338)	(72,552)
Deferred tax assets	(8,204)	(17,953)	(26,157)	(3,473)	(1,064)	(4,537)	(30,694)
Employee benefit liabilities	(25,418)	-	(25,418)	(2,534)	-	(2,534)	(27,952)

	107,393	53,569	160,962	28,599	(5,591)	23,008	183,970
Minority interest in acquisition	(11,474)	(5,732)	(17,206)	(13,521)	2,643	(10,878)	(28,084)
Capital reserve from reevaluation from step
Acquisition	-	(19,408)	(19,408)	-	2,120	2,120	(17,288)
Negative goodwill carried to the income statement	-	(14,664)	(14,664)	-	-	-	(14,664)
Goodwill create at acquisition	-	-	-	599	599	599
Investment at affiliated companies before acquisition
of control	-	(41,755)	(41,755)	-	(8,083)	(8,083)	(49,838)

Cost of acquisition	95,919	(27,990)	67,929	15,078	(8,312)	6,766	74,695

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 5	–	ACQUISITION OF SUBSIDIARIES (Cont.)

c.	Net cash flow upon acquisition

For the period ended August 31
2008
NIS in thousands

Total cost of acquisition	74,695
Net of non-cash consideration for Carmel (*)	(400)

Consideration paid in cash	74,295
Net of cash and cash equivalents acquired	(4,128)

70,167

(*) commission was paid after the financial statements period

d.	Goodwill in the acquisition of subsidiaries

Upon increasing the percentage of holding in Frenkel CD and the consolidation thereof, the Company recognized goodwill in the amount of NIS 599 thousands after allocating the excess cost to tangible and intangible assets, as specified in section b. above.

e.	The impact of the acquisition on the Group’s results

The profit for the reported period included a loss of NIS 2,150 thousands, which is attributed to Carmel and Frenkel CD from the date of acquisition.

If the business combination of company would have taken place on January 1, 2008 the Group’s revenue would have been NIS 763,706 thousands and the Group’s profit for the reported period would have been NIS 52,024 thousands.

For the purpose of determining the pro forma revenue and profit (loss), the following assumptions were made:

The amortization of excess cost was included at fair value of the excess cost as it was estimated on the date of the business combination.

f.	The excess fair value of the assets, liabilities and contingent liabilities of the acquired company over the cost of acquisition

In respect of the acquisition of Carmel, the Company recognized a profit of NIS 11,750 thousands. The components of the profit are as follow: NIS 14,664 because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition. This profit was presented in the statement of income under “other expenses (income)". The amortization of excess cost from the date of acquisition as of the reporting date in the amount of NIS 4,438 thousands in respect of the order backlog and excess cost of fixed assets, were recorded in the cost of sale and a sum of NIS 242 in respect of customers’ portfolio was included in selling and marketing expenses. Record of income deferred taxes in the amount of NIS 1,252 thousands and minority interest at the depreciations in the amount of 514 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	FIXED ASSETS

Acquisition of items of fixed assets

During the period of Nine months and three months ended September 30, 2008 the company became committed in agreements to purchase fixed assets at a cost of approximately NIS 178,633 thousands and NIS 50,445 thousands, respectively.

During the period of nine months and three months ended September 30, 2007 the company became committed in agreements to purchase fixed assets at a cost of approximately NIS 61,598 thousands and NIS 19,487 thousands, respectively.

Most of the acquisitions of the fixed assets during the first half of the year in sum of NIS 140,863 thousand were made for Machine 8- a machine for the new packaging paper system. The total fixed assets acquired for suppliers’ credit amounted to NIS 5,967 thousands as of September 30, 2008 (and NIS 3,965 thousands as of September 30, 2008 as of December 31, 2007).

During June 2008, the Company agreed with the tax authorities for payment of a betterment levy in the amount of NIS 3,782 thousands in respect of change of land use, which is designed for the construction of a new production line for the manufacture of packaging papers. This cost was added to the land cost of machine 8 project.

NOTE 7	–	SHARE BASED PAYMENT

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options as a pool for the future grant to officers and employees of investees, subject to the approval of the board of directors.

Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount was charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	SHARE BASED PAYMENT (Cont.)

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	217.10-245.20
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

NOTE 8	–	INCOME TAX CHARGE

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 9	–	SEGMENT INFORMATION

	Nine months
	(Unaudited)
	Paper and recycling		Marketing of office supplies		Total
	Jan- Sep	Jan- Sep	Jan- Sep	Jan- Sep	Jan- Sep	Jan- Sep
	2008	2007	2007	2007	2008	2007

Revenue	353,382	342,021	93,798	86,763	447,180	428,784

Segment results	35,264	53,798	2,708	(778)	37,972	53,020

	Three months
	(Unaudited)
	Paper and recycling		Marketing of office supplies		Total
	July - Sep	July - Sep	July - Sep	July - Sep	July - Sep	July - Sep
	2008	2007	2008	2007	2008	2007

Revenue	136,912	120,665	34,482	30,296	171,394	150,961

Segment results	6,547	22,300	1,344	310	7,891	22,610

	Year ended December 31, 2007
	Paper and recycling	Marketing of office supplies	Total

Revenue	464,653	118,997	583,650

Segment results	69,594	464	70,058

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 10	–	CHANGES IN EQUITY

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Nine months ended
September 30, 2008 (unaudited)

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971
Exchange differences arising on
translation of foreign operations	-	-	-	-	-	-	(19,185)	-	(19,185)	-	(19,185)
Cash flow hedges	-	-	-	-	-	(15,392)	-	-	(15,392)	(93)	(15,485)
First transfer to consolidation	-	-	-	-	17,288	-	-	-	17,288	28,084	45,372
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(944)	-	-	944	-	-	-
Actuarial profits and losses recorded
in retained earnings	-	-	-	-	-	-	-	(552)	(552)	(48)	(600)
Share based payment	-	-	4,383	-	-	-	-	-	4,383	-	4,383
Profit for the period	-	-	-	-	-	-	-	59,479	59,479	(963)	58,516

Balance - September 30, 2008	125,267	301,695	4,383	3,397	16,344	(16,027)	(15,375)	296,308	715,992	26,980	742,972

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 10	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Nine months ended
September 30, 2007 (unaudited)

Balance - January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633	-	422,633
Exchange differences arising on
translation of foreign operations	-	-	-	-	5,163	-	5,163	-	5,163
Cash flow hedges	-	-	-	(55)	-	-	(55)	-	(55)
Exercise of employee option into shares	*	-	983	-	-	-	983	-	983
Profit for the period	-	-	-	-	-	14,024	14,024	-	14,024

Balance - September 30, 2007	125,257	90,060	3,397	(55)	5,163	218,926	442,748	-	442,748

* Represents amount less of NIS 1,000

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 10	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Nine months ended
September 30, 2008 (unaudited)

Balance - July 1, 2008	125,267	301,695	2,461	3,397	-	(3,731)	(14,135)	275,589	690,543	-	690,543
Exchange differences arising on
translation of foreign operations	-	-	-	-	-	-	(1,240)	-	(1,240)	-	(1,240)
Cash flow hedges	-	-	-	-	-	(12,296)	-	-	(12,296)	(93)	(12,389)
First transfer to consolidation	-	-	-	-	17,288	-	-	-	17,288	28,084	45,372
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(944)	-	-	944	-	-	-
Actuarial profits and losses recorded
in retained earnings	-	-	-	-	-	-	-	(402)	(402)	(48)	(450)
Share based payment	-	-	1,922	-	-	-	-	-	1,922	-	1,922
Profit for the period	-	-	-	-	-	-	-	20,177	20,177	(963)	19,214

Balance - September 30, 2008	125,267	301,695	4,383	3,397	16,344	(16,027)	(15,375)	296,308	715,992	26,980	742,972

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 10	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Nine months ended
September 30, 2007 (unaudited)
Balance - July 1, 2007	125,257	90,060	3,374	273	4,362	211,244	434,570	-	434,570
Exchange differences arising on
translation of foreign operations	-	-	-	-	801	-	801	-	801
Cash flow hedges	-	-	-	(328)	-	-	(328)	-	(328)
Exercise of employee option into shares	-	-	23	-	-	-	23	-	23
Profit for the period	-	-	-	-	-	7,682	7,682	-	7,682

Balance -September 30, 2007	125,257	90,060	3,397	(55)	5,163	218,926	442,748	-	442,748

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 10	–	CHANGES IN EQUITY (Cont.)

	Share capital	Capital reserves	Foreign currency translation reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Year ended December 31, 2007

Balance - January 1, 2007	125,257	90,060	-	2,414	-	204,902	422,633	-	422,633
Issuance of shares (deduction of cost issuance in the amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645	-	211,645
Exchange differences arising on translation of foreign operations	-	-	3,810	-	-	-	3,810	-	3,810
Cash flow hedges	-	-	-	-	(635)	-	(635)	-	(635)
Exercise of employee options into shares	-	-	-	983	-	-	983	-	983
Profit for the year	-	-	-	-	-	31,535	31,535	-	31,535

Balance - December 31, 2007	125,267	301,695	3,810	3,397	(635)	236,437	669,971	-	669,971

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.
—	De-recognition of assets and liabilities if IFRS do not permit such recognition.
—	Classification of assets, liabilities and components of equity according to IFRS.
—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, September 30, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the nine months ended September 30, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

		September 30, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		53,784	-	53,784
Trade receivables		193,985	(229)	193,756
Other current assets	F1	120,106	(11,405)	108,701
Inventories		67,408	-	67,408

		435,283	(11,634)	423,649

Non-Current Assets
Property, plant and equipment	F2	437,457	(39,410)	398,047
Investment in associated companies	F8	342,995	1,641	344,636
Deferred tax assets	F1	6,490	14,749	21,239
Lease receivables	F2	-	34,107	34,107
Other assets		-	1,749	1,749
Employee benefit assets		-	1,128	1,128

		786,942	13,964	800,906

		1,222,225	2,330	1,224,555

Current Liabilities
Credit from banks and others		233,685	-	233,685
Current maturities to long term notes
and term loans		42,730	-	42,730
Trade payables		108,697	-	108,697
Other payables and accrued expenses	F4, F3	95,725	(22,941)	72,784
Financial liabilities at fair value through
Profit and loss	F4	-	3,169	3,169
Current tax liabilities	F7	-	9,897	9,897

		480,837	(9,875)	470,962

Non-Current Liabilities
Loans from banks and others		29,490	-	29,490
Notes		188,436	-	188,436
Other non-current liabilities		32,770	(390)	32,380
Deferred tax liabilities	F1	40,840	-	40,840
Employee benefit liabilities	F3	-	19,699	19,699

		291,536	19,309	310,845

Capital and reserves		449,852	(7,104)	442,748

		1,222,225	2,330	1,224,555

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		167,745	-	167,745
Trade receivables		178,771	(218)	178,553
Other current assets	F1	105,109	(10,694)	94,415
Inventories		69,607	-	69,607

		521,232	(10,912)	510,320

Non-Current Assets
Property, plant and equipment	F2	445,566	(40,335)	* 405,231
Investment in associated companies	F8	346,186	217	346,403
Deferred tax assets	F1	6,083	14,539	20,622
Lease receivables	F2	-	34,900	* 34,900
Other assets		-	1,578	1,578
Employee benefit assets		-	1,179	1,179

		797,835	12,078	809,913

		1,319,067	1,166	1,320,233

Current Liabilities
Credit from banks and others		143,015	-	143,015
Current maturities to long term notes
and term loans		42,775	-	42,775
Trade payables		108,409	-	108,409
Other payables and accrued expenses	F4, F3	87,235	(14,005)	73,230
Financial liabilities at fair value through
Profit and loss	F4	-	3,901	3,901
Current tax liabilities		-	908	908

		381,434	(9,196)	372,238

Non-Current Liabilities
Loans from banks and others		28,127	-	28,127
Notes		158,134	-	158,134
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	F1	40,515	-	40,515
Employee benefit liabilities	F3	-	20,038	20,038

		259,546	18,478	278,024

Capital and reserves		678,087	(8,116)	669,971

		1,319,067	1,166	1,320,233

* Amount of NIS 5,609 thousands reclassified from fixed assets to lease receivables.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Nine months ended September 30, 2007				Three months ended September 30, 2007			Year ended December 31, 2007
	Note	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands			NIS in thousands			NIS in thousands
		(Unaudited)			(Unaudited)

Revenue		428,784	-	428,784	150,961	-	150,961	583,650	-	583,650
Cost of sales		324,947	(78)	324,869	110,776	(56)	110,720	440,854	527	441,381

Gross profit		103,837	78	103,915	40,185	56	40,241	142,796	(527)	142,269

Operating costs and expenses
Selling expenses		23,108	-	23,108	8,255	-	8,255	31,367	-	31,367
General and administrative expenses		26,521	(291)	26,230	8,299	(301)	7,998	36,060	317	36,377
Other expenses, net	F6	-	1,557	1,557	-	1,378	1,378	2,178	2,289	4,467

Operating profit		54,208	(1,188)	53,020	23,631	(1,021)	22,610	73,191	(3,133)	70,058
Finance income	F5	-	5,413	5,413	-	921	921	10,648	-	10,648
Finance expenses	F5	17,790	7,408	25,198	7,363	1,598	8,961	30,206	1,560	31,766

Finance expenses, net		17,790	1,995	19,785	7,363	677	8,040	19,558	1,560	21,118

Profit after financial expenses		36,418	(3,183)	33,235	16,268	(1,698)	14,570	53,633	(4,693)	48,940

Share of profit (loss) of
associated companies-net	F8	(10,612)	3,603	(7,009)	(1,125)	(768)	(1,893)	(2,884)	3,740	856

Profit before tax		25,806	420	26,226	15,143	(2,466)	12,677	50,749	(953)	49,796
Taxes on income		12,887	(685)	12,202	5,285	(290)	4,995	19,307	(1,046)	18,261

Profit for the period		12,919	1,105	14,024	9,858	(2,176)	7,682	31,442	93	31,535

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS (Cont.)

	Nine months ended September 30, 2007			Three months ended September 30, 2007			Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands			NIS in thousands
	(Unaudited)			(Unaudited)			(Audited)

Earnings per share:

Primary	3.20	0.27	3.47	2.44	(0.54)	1.90	7.61	0.02	7.63

Fully diluted	3.19	0.28	3.47	2.43	(0.54)	1.89	7.60	0.02	7.62

Number of share used to compute the
primary earnings per share	4,037,439	4,037,439	4,037,439	4,048,087	4,048,087	4,048,087	4,132,728	4,132,728	4,132,728

Number of shares used to compute the
fully diluted earnings per share	4,044,212	4,044,212	4,044,212	4,054,860	4,054,860	4,054,860	4,139,533	4,139,533	4,139,533

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options of employee options)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of September 30, 2007 (unaudited)

Israeli GAAP	125,257	90,060	3,397	-	(3,233)	234,371	449,852

Effect of Transition to IFRS:
Adjustments of investment in associated
companies by the equity method	-	-	-	-	-	3,202	3,202
Classification of adjustments deriving from translations
of financial statements of foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(55)	55	-	-
Amortization of pre-paid expenses in respect of lease of land	-	-	-	-	-	(1,653)	(1,653)
Employee benefits net of tax effects	-	-	-	-	-	(4,147)	(4,147)
Put option on affiliated Company	-	-	-	-	-	(3,169)	(3,169)
Financial expenses on capital note from affiliated Company	-	-	-	-	-	(1,170)	(1,170)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-			(167)	(167)

Under IFRS rules	125,257	90,060	3,397	(55)	5,163	218,926	442,748

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (cont.)

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options to employees)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of December 31, 2007
Israeli GAAP	125,267	301,695	3,397	-	(5,166)	252,894	678,087

Effect of Transition to IFRS:
Adjustments of investment in associated companies
by the equity method	-	-	-	-	-	3,338	3,338
Classification of adjustments deriving from
translations of financial statements of foreign
operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(635)	635	-	-
Amortization of pre-paid expenses in respect of
lease of land	-	-	-	-	-	(1,508)	(1,508)
Benefits to employees net of tax effects	-	-	-	-	-	(4,326)	(4,326)
Put option on affiliated Company	-	-	-	-	-	(3,901)	(3,901)
Financial expenses on capital note from
affiliated Company	-	-	-	-	-	(1,560)	(1,560)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-	-	-	(159)	(159)

Under IFRS rules	125,267	301,695	3,397	(635)	3,810	236,437	669,971

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Material adjustments to the consolidated statements of cash flows

(1)	Classification of interest income

In accordance with Generally Accepted Accounting Principles in Israel, interest income and dividend received, were presented under cash flows from operating activity.

Pursuant to international standards, dividends and interest income are classified as cash flows that derive from investment activity or operating activity.

Consequently, for the three and nine-month periods ended on September 30 2007, interest income in the amount of NIS 900 thousands and NIS 1,416 thousands respectively, were reclassified from operating activity to investment activity.

For the year ended on December 31, 2007, interest income in the amount of NIS 1,716 thousands was reclassified from operating activity to investment activity.

(2)	Classification of interest payments

In accordance with Generally Accepted Accounting Principles in Israel, interest payments, were presented under cash flows used in operating activity and financing activity, respectively.

Pursuant to international standards, interest payments are classified as cash flows used in financing activity.

Consequently, for the three- and nine-month periods ended on September 30 2007, interest payments in the amount of NIS 3,015 thousands and NIS 10,023 thousands respectively, were reclassified from operating activity to financing activity.

For the year ended on December 31, 2007, interest payments in the amount of NIS 24,994 thousands were reclassified from operating activity to financing activity.

(3)	Translation differences on foreign currency cash balances

In accordance with Generally Accepted Accounting Principles in Israel, the effect of changes in exchange rates on cash and cash equivalents that are held or repayable in foreign currency are presented as cash flows used in or derived from operating activity, and the effect of changes in exchange rates on cash balances in autonomous investee companies are presented in a separate item in the statement of cash flows.

Pursuant to international standards, the effect of changes in exchange rates on cash and cash equivalents held or repayable in foreign currency are presented in a separate line as a reconciliation between the opening balance of cash and cash equivalents and the closing balance of cash and cash equivalents.

Consequently, for the three- and nine-month periods ended on September 30, 2007, amounts of NIS (324) thousands and NIS 1,482 thousands respectively, were reclassified from operating activity to the item “effect of changes in exchange rates on cash balances held in foreign currency.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Material adjustments to the consolidated statements of cash flows (cont.)

(3)	Translation differences on foreign currency cash balances (Cont.)

For the year ended on December 31, 2007, an amount of NIS 959 thousands was reclassified from operating activity to the item “effect of changes in exchange rates on cash balances held in foreign currency.

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856 thousands, NIS 9,668 thousands and NIS 9,116 thousands which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and in Naharia which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

The company has lease rights in land from the Tel Aviv Municipality conforming to the definition of investment real estate, that have been classified as operating leases and not as investment real estate pursuant to IAS 40.

As a result, as of January 1, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 30,023 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,814 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,867 thousands, and, in part, against deferred taxes in the amount of approximately NIS 2,923 thousands.

As of September 30, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 34,107 thousands and the balance of fixed assets declined by the amount of approximately NIS 39,410 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information

(2)	Land leased from the Israel Land Administration

The change was recorded in part to retained earnings, the amount of approximately NIS 1,653 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,617 thousands.

As of December 31, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 34,900 thousands and the balance of fixed assets declined by the amount of approximately NIS 40,335 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,508 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,927 thousands.

The amortization of the lease fees is reflected in the increase of general and administrative expenses in the amount of approximately NIS 480 thousands and NIS 162 thousands for the period of nine months and three months ended September 30, 2007, respectively, and in an increase of approximately NIS 644 thousands for the year ended December 31, 2007. In addition, tax expenses decreased in the amount of approximately 695 thousands and 349 thousands for the period of nine months and of three months ended on September 30, 2007 respectively, and decreased by the amount of approximately NIS 1,004 thousands for the year ended December 31, 2007.

(3)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(3)	Employee Benefits (cont.)

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

According to the international standards, a policy or executive insurance as above, which does not conform to the definition of plan assets as per IAS 19, will be presented separately in the balance sheet and not offset from the liabilities of the employer.

According to the policy adopted by the Company, actuarial profits are recorded to retained earnings but, due to lack of materiality, they have been recorded in full to operations.

As a result, as of January 1, 2007, an increase in the net liabilities for employees’benefit plans in the amount of NIS 5,563 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,391 thousands.

As of September 30, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,527 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,381 thousands

As of December 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,762 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,436 thousands.

Payroll expenses decreased by the amount of approximately NIS 859 thousands and NIS 525 thousands for the period of nine months and three months ended on September 30, 2007 respectively and increased by the amount of approximately 199 thousands for the year ended December 31, 2007. In addition, tax expenses decreased by the amount of approximately NIS 30 thousands and increased in NIS 22 thousands for the period of nine months and three months ended on September 30, 2007 respectively and decreased by the amount of approximately 46 thousands for the year ended December 31, 2007.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,132 thousands, NIS 1,128 thousands and NIS 1,179 thousands as of January 1, 2007, September 30, 2007 and December 31, 2007.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(4)	Put option for investee

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of September 30, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,169 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

Other expenses increased by the amount of approximately NIS 1,557 thousands and NIS 1,378 thousands for the period of nine months and three months ended September 30, 2007, respectively and rose in the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amounts of NIS 25,198 thousands and NIS 8,961 thousands and financing income in the amounts of NIS 5,413 thousands and NIS 921 thousands were presented in the income statements for the nine months and the three moths ended September 30, respectively, financing expenses in the amount of NIS 31,766 thousands and financing income in the amount of NIS 10,648 thousands were presented in the income statements for the year ended December 31, 2007.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other expenses in the amounts of NIS 2,178 thousands were classified at the profit from ordinary operations in the income statements for the year ended December 31, 2007.

(7)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 19,824 thousands, NIS 9,897 thousands and NIS 908 thousands which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively.

(8)	Investment in Associated Companies

In the course of the second quarter, of 2007 Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousands for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

The Company included a sum of NIS 2,258 thousands and a sum of NIS 1,012 thousands in earnings from affiliated companies, for the periods of nine months and of three months ended on September 30, 2007 and a sum of NIS 2,439 thousands in earnings from associated companies for the year ended at December 31, 2007, as a result of the realization of these items.According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousands will be allocated to the Company’s share in earnings of associated companies, thereby increasing the Company’s earnings for the period of nine months ended on September 30, 2007 in amount of NIS 2,665 thousands and decreasing the company’s earning for the period of three months ended on September 30, 2007 in amount of NIS 1,012 thousands and for the year ended on December 31, 2007 by a sum of NIS 2,484 thousands.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(9)	Provision for doubtful debts

Under generally accepted accounting principles in Israel, the provision for doubtful debts is calculated both by means of a general provision on the basis of approximations and past experience, ascertained by the company in accordance with the structure and nature of the customers in the various companies, and also on the basis of a specific provision for customers where the likelihood of collection was low in reliance on indicators in the hand of the company and was made in a specific manner.

According to international standards, the provision for doubtful debts is calculated solely on the basis of a specific provision.

As a result, the amount of the provision for doubtful debts increased as of January 1, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 63 thousands.

The amount of the provision for doubtful debts increased as of September 30, 2007 by the amount of NIS 229 thousands and deferred taxes decreased by NIS 62 thousands.

The amount of the provision for doubtful debts increased as of December 31, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 59 thousands.

(10)	Capital note issued to an investee

The company’s balance sheet includes a capital note that was issued to an investee. Due to the fact that no repayment date was set for the capital note, and in view of the fact that the company is not a controlling interest in the investee, the capital note was presented under Israeli standards at its nominal value, and financial expenses in respect of same were not recorded in the statement of operations.

In accordance with the directives of the international standards, the capital note was classified as a financial liability under IAS 39. Therefore, the capital note will be measured at unamortized cost, while using the effective interest method.

In accordance with understandings reached between the company and the investee, that the capital note will not be repayable prior to January 1, 2009, the unamortized cost of the capital note in the financial statements of the company prepared according to the directives of the international standards will be considered as if it were repayable on such date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 11	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

(2)	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

(3)	Deemed Cost For Items Of Fixed Assets

IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

NOTE 12	–	SUBSEQUENT EVENTS

After balance sheet date, the Turkish Lira devalued by 13.4% vs. the NIS.

The influence on Hogla-Kimberly, an affiliated company, is negative Capital Surplus from translation differences in the amount of approximately NIS 29 million ,the part of the Company from this influence is negative Capital Surplus from translation differences in the amount of approximately NIS 14.5 million..

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

Schedule

Details of Subsidiaries and Associated Companies
At September 30, 2008

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries:
Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
Hadera Paper Industries Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondi Hadera Paper Ltd.	49.90
Subsidiary of Mondi Hadera Paper Ltd.:
Mondi Hadera Paper Marketing Ltd.	49.90
Carmel Container Systems Limited	89.27
Frenkel C.D. Limited**	52.71

*	Not including dormant companies.
**	Frenkel C.D. Limited is partly held through the Company in the rate of 27.85% and partly held through Carmel Container Systems Limited (in the rate of 24.86%) the holding in voting shares of C.D. Packaging Systems Limited is 52.71%.

Recognizing your needs. Realizing your vision.

Carmel Container Systems Ltd.

(Carmel)

Opinion for Purchase Price Allocation (PPA)

Prepared for

Hadera Paper Ltd.

November 2008

To:

Hadera Paper Ltd. (Hereinafter: “Hadera Paper”)

Dear Sir,

As per your request, we have conducted a review and valuation of assets and liabilities (both tangible and intangible) of Carmel Container Systems Ltd. (hereinafter “Carmel” and/or “The Company”), as of August 31st, 2008 (“valuation date” and/or “transaction date”) as a result of the increase in Carmel’s shares.

The objective of this valuation is to provide our opinion of the purchase price allocation (hereinafter “PPA” and/or “economical value”) of the intangible assets, tangible assets and tangible liabilities of Carmel at the valuation date. It should be noted that valuating the company’s intangible asset – goodwill (if such exists) is not the objective of this valuation but rather a byproduct of this opinion and other purchase information (purchase price, accounting owner’s equity at purchase date and more).

We understand that our findings will serve to aid your management in allocating the purchase price determined in the transaction to tangible and intangible assets and liabilities being purchased, for the purpose of financial reporting in conjunction with generally accepted accounting practices. This valuation report is intended solely for information and use by Hadera Paper management, its independent auditors and legal counsel of company involved. This opinion should not be used, distributed, quoted or referred to in any manner for any other purpose, including for listing, purchase or sale of securities and it may not be submitted or referred to, in whole or in part, in any registration report or any other document; however, it may be referred to in documents submitted to stock exchange authorities, subject to our explicit written consent. With regard to this matter, we are aware that findings in our opinion will be used for public reports submitted to the Securities Authority.

The fair value estimate must take into consideration the price of similar assets and the result of valuation method, if they were available in this case. The method selected to set the fair value must be at par with the definition of fair value, as defined in the GAAP. The method must include assumptions that the market participants will use their own estimates for fair value, future revenues, future expenses and discount rates (if applicable).

2

For the purpose of financial reporting, the fair value of an asset is defined as the amount at which the asset may be purchased or sold in a transaction between willing buyer(s) and willing seller(s), as opposed to the case of forced sale or company dissolution. Market prices bid on active markets are the best testimony to fair value, and will be used as basis for measuring, if available. If no market price is available, the fair value estimate should be close to the price at which we expect the asset to be purchased or sold in a current transaction between willing buyer(s) and willing seller(s), and the price will be based on the best available information under these circumstances.

The fair value estimate must take into consideration the price of similar assets and the result of valuation method, if they were available in this case. The method selected to set the fair value must be at par with the definition of fair value, as defined in the GAAP. The method must include assumptions that the market participants will use their own estimates for fair value, future revenues, future expenses and discount rates (if applicable).

For the purpose of this work, the company has given us historical audited financial statements, unaudited financial information, valuation conducted by Brenfeld International Appraisers Ltd. and other documents and information.

In formulating its opinion, Giza-Singer-Even Ltd. (“Giza-Singer-Even”) assumed and relied on the accuracy, completeness and currency of information obtained from the company, including financial data and forward-looking information. Giza-Singer-Even is not responsible for independent examination of the information it has obtained, and therefore has not conducted independent examination of said information, other than general, prima facie reasonability tests.

In this opinion we have made reference to forward-looking information provided to us by Company management. Forward-looking information is uncertain, future-oriented information based on information available to the Company as of the valuation date, including expectations or intentions by Company management as of the valuation date. Should these estimations by company management fail to materialize, actual results may materially differ from results estimated or inferred from this information, in as much as it has been used in the valuation.

3

Furthermore, the opinion itself contains forward-looking information, which reflects our estimates for various parameters based on information available to us. Should these estimates not materialize, actual results may materially differ.

Financial opinion is not an exact science, and is supposed to reflect, in a reasonable and fair manner, the situation as of a given time, based on known data, assumptions and estimates made. Changes to major variables and/or to information may change the basis for these assumptions and, therefore, may also change the conclusions accordingly.

This valuation is not a due diligence and it does not purport to include all information, tests or any other information included in a due diligence, including checking of company contracts and agreements. Note that this opinion does not constitute legal advice or opinion. We have interpreted various documents reviewed solely for the purpose of this opinion.

The information in this opinion does not presume to include the complete information required by a potential investor, and is not intended to determine the value of the Company or its assets for an individual investor. Different investors may have different goals, considerations and testing methods based on other assumptions, and accordingly the price they would be willing to pay for the Company and/or its assets will vary.

This opinion does not constitute an overall valuation of Carmel.

We confirm that we have no personal interest in the Company, nor do we have any personal interest in the transaction described herein, except for the commission paid to us for preparation of this opinion. We should note that we were not party to negotiations in conjunction with the transaction described herein.

From time to time we conduct various paid financial work for Hadera Paper and for shareholders and/or companies held by shareholders and/or affiliated there with. We have no personal interest in shares, and our fee for this work is not contingent on the results of this valuation.

4

In conjunction with this opinion, the Company has committed to Giza-Singer-Even as follows: Should a lawsuit be filed against Giza-Singer-Even, demanding payment of any amount to a third party by a legal proceeding with regard to a cause which may arise, directly or indirectly, from this opinion – the Company shall indemnify Giza-Singer-Even for any reasonable expenses incurred by Giza-Singer-Even for legal representation, legal counsel, professional consulting, defense against legal proceedings, negotiations etc. The Company shall also indemnify Giza-Singer-Even for any amount it would be required, under legal proceedings, to pay to any third party. The commitment to indemnify shall not apply if Giza-Singer-Even acted with gross negligence and/or malice aforethought with regard to provision of services in conjunction with this opinion.

Details of valuator

Valuating company: Giza-Singer-Even Ltd. is a private business consulting firm, established in 2004. It is the result of the merger of Giza Financial Consulting, founded in 1985, and of Singer-Even, established in 1992. It is one of the largest, leading, independent financial consulting companies in Israel. Giza-Singer-Even provides consulting for its customers on: Business valuation and analysis, complex economic and financial models, financing strategy for companies and projects, development and implementation of innovative financing instruments (such as securitization), assistance in business and financing negotiations, business plan preparation, expert opinions and more.

Sincerely yours,

—————————————— Giza Singer Even Ltd. Valuation date: November 9th, 2008

5

Restriction of Liability

Our work is intended for the use of Hadera Paper’s management. Under no circumstances should we bare any liability to a third party that will receive our opinion with our consent, as mentioned before.

In the process of our work we have received information, explanations and presentations from the company and/or its representatives. The responsibility for this information, representations and explanations lies with the supplier of that information. Our work framework did not include checking and/or confirming that information. Taking that under consideration, our work will not be considered and will not be a confirmation as to the validity, integrity or correction of the information given to us. Under no circumstances shall we be held liable to any loss, damage, cost or expense that will be caused directly or indirectly thru fraud, miss representation, deception, false and incomplete information or withheld information by Hadera Paper and/or any of its representatives, or any reliance on that information, under the aforementioned.

As a rule, predictions and forecasts relate to future events and are based on reasonable assumptions as of the valuation date. These assumptions may vary during the forecasted/prediction period differentiating the forecasted/predicted result from the actual financial result and future forecasts/prediction. As a result, forecasts and predictions should not be viewed at the same level of certainty as the audited financial reports. We do not form an opinion as to the actual financial results of predictions and forecasts, made by the company and/or its representatives.

Valuation is not an exact science and as such the result depends in many cases on the appraiser’s subjective considerations. Therefore, there is no sol agreed upon fair value and we usually set a reasonable range for the fair value. Since this opinion requires a sol value, the value was determined is a value representing the midrange of the reasonable range. Although we believe that the value set by ass is reasonable based on the information we received, a different appraiser might reach a different value.

Our work does not constitute a due diligent work and should not be relied upon as a due diligent report. In addition, our work should not be used as a replacement to any process Hadera Paper is required to conduct in relation to the transaction agreement.

6

7

Chapter 1 – Introduction

1	Work Objective

The objective of this valuation is the supply a fairness opinion on the fair value of the intangible assets, the tangible assets and liabilities of the company as of 31.8.08 and based on the financial reports for that date. It should be noted that our fairness opinion is not to directly valuate the company’s intangible asset value of goodwill (if such exists), such value is a residual value of this fairness opinion and other information derived from the purchase agreement (such as: proceeds for acquisition and accounting owner’s equity at purchasing date)

1.1	Methodology of valuation

The method used for valuation of the fair value of tangible and intangible assets and liabilities is in conformance with guidelines of the following publications:

1.	IFRS 3 – “Business combination”.

2.	IAS 38 – “Intangible assets”.

3.	AICPA Practice Aid Series: “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”.

1.2	Major information sources and work procedures

In the preparation of this work we have talked to the following management representatives:

—	Mr. Shaul Gliksberg, CFO of Hadera Paper Ltd.

—	Mr. Shmuel Molad, controller of Hadera Paper Ltd.

—	Mr. Jacob Konkol, CFO of Carmel Container Systems Ltd.

8

The major information sources used in preparation of this opinion are:

■	The transaction’s immediate report dating 13.7.08.

■	Valuation conducted by Brenfeld International Appraisers Ltd.

■	Internal operating and financial reports.

■	Clarifications and data provided to us by Carmel, as mentioned in this document.

■	Public information, including general background material on the sector.

9

Chapter 2 – Company description

1	Description of the transaction

On July 10th, 2008, Hadera Paper signed an agreement with Carmel’s primary share holder, Mr. Robert Kraft (hereinafter: “Kraft”), and several other share holders. As part of the agreement, Hadera Paper purchased all of Kraft’s shares and other shares from other shareholders for the total price of about 74.7 million NIS. As a result of the transaction, Hadera Paper’s voting rights in Carmel have increased from about 36.2% to about 89.3%. Hadera Paper has attributed about 4 million NIS of the agreement price to the increase in the voting rights in Frenkel. The purchase price allocation for the increase in Frenkel’s voting shares is detailed in a separate PPA work.

2	General

Carmel formed a private corporation in the year 1983 and in the year 1986 registered its stocks to be traded on the AMEX stock exchange and so becoming a public company. In July 2005, Carmel’s stocks were deleted from trade in the AMEX stock exchange (detailed below). Accordingly, at the transaction date, Carmel is a public company as defined in the Corporate law but is not a reporting corporation according to the Securities law.

In July 1992, Hadera Paper purchase 25% of Carmel’s stock. During the second quarter on the year 2007, Carmel purchased some of its own stocks from Ampal Ltd. and an additional stock holder (Dr. Eyal Shenhav) in a way that increased Hadera Paper’s voting rights in Carmel to about 36.21% (as of December 31st 2007). On the eve of the transaction, the subject of this work, Hadera Paper holds about 36.21% of the voting rights in Carmel. The rest of the Carmel stock holders at the eve of the transaction are the Kraft group (foreign stock holders), which hold together about 49.7% of the voting rights in Carmel, and the public, which holds about 14.1% of the voting rights in Carmel.

10

In the year 1986, Carmel registered its stock to the public in the AMEX. In July 2005, Carmel’s stock was deleted from trade in the U.S.A stock exchange. Carmel initiated the deletion on its own accord because, among others: a small minority of Carmel stock holders in the U.S.A, low trade volumes, high administrative expenses and the consideration that Carmel did not have any plans to raise equity thru the stock exchange.

3	Carmel has two subsidiaries

a.	Frenkel-C.D. Ltd. – a company which Carmel holds about 27.85% of. Additional Frenkel shareholders are Hadera Paper (directly holds about 27.85% of Frenkel’s stocks) and Frenkel and Sons Ltd. (hereinafter: “Frenkel and Sons”) (which holds about 44.3% of Frenkel’s stock).

In January 2006, C.D. Packaging Systems Ltd. (held directly at that time 50% by Hadera Paper and 50% by Carmel) completed a transaction to purchase Frenkel and Sons’ operations in return for a 44.3% stock allocation in the merged company Frenkel. The objective of the merged company to join together the operations in the field and to produce a more significant factor in the competitive market using a combination of the strengths of both companies, as well as to realize the potential in decreasing expenses as a result of the synergy between the operations.

Frenkel is one of the leading companies in planning, producing and marketing of consumer product packages and operates in the field of cardboard shelf packaging. Frenkel offers it’s many customers from the fields of industry, agriculture, food and beverages industry and knowledge enriched industries unique packaging solutions adjusted to their individual needs.

b.	Triwall Containers (Israel) Ltd. (hereinafter: “Triwall”) – a subsidiary company held 100% by Carmel. Triwall was purchased in the year 1988 from Koor Food Ltd.. Triwall plans, produces and markets special containers composed of corrugated cardboard (produced by Carmel) mixed with other materials. The containers are used to package and deliver products mainly for the Hi-Tech market, deliveries in accumulator and more. Triwall also produces wood pallets for the local market and for exports.

11

4	The economical environment and the effect of external factors on Carmel’s operations

The total estimated annual volume of the corrugated cardboard industry in Israel, which is Carmel’s primary field of operation, is 350 thousand tons. The total scope of the revenues of the corrugated cardboard industry in Israel for the year 2007 is estimated at about 1,450 million NIS.

The corrugated industry is directly affected by any change in the GDP. Any improvement in the GDP leads to an additional demand for packaging products and corrugated cardboard, the opposite also applies. In addition, a growth in exports supports an increase in demand for packaging and cardboard products.

The industry’s raw materials are virgin paper rolls and recycled paper rolls. The recycled paper in the industry is mostly produced and purchased from Hadera Paper and the virgin paper is mostly imported from Europe and the U.S.A.

The excess demand for paper, mainly in China, and increase in demands in Europe lead to a steep paper price incline.

In addition, the strong affect of the exchange rate should be mentioned. Any change in the exchange rate directly causes a steep effect on the cost structure.

The time delay for ordering imported raw materials is especially long, about 4 months, and requires holding an exceptional large inventory. Also, the large variety of packages with different characteristics requires a large variety of different papers.

The corrugated cardboard industry is characterized by a dynamic balance between different packaging types, for example: change from cardboard to shrink on one hand and from wood to cardboard on the other hand.

In addition, the cardboard industry is characterized by a decreasing over capacity. The competition in the industry is intensive. On the other hand, the entrance bar is high and requires a substantial capital investment to raise the factory foundations and to train the work force. The fixed cost structure is high and the overcapacity in the industry dictates an aggressive price competition and especially long customer credit line of over 120 days.

12

Importing cardboard packaging products is no real threat on the cardboard packaging industry. The market share of imported cardboard packaging products is about 2%. Local manufacturers have a substantial advantage as a result of production flexibility, low transportation costs as well as the costs of holding inventories.

The Israeli cardboard packaging market is mainly divided between four companies: Carmel, Cargal Ltd. (hereinafter: “Cargal”) – a company held by a controlling share holder, I.M.A 1990 – Itzur Mutzarei Ariza Ltd. (hereinafter: “IMA”) and Best Carton Lcd.(hereinafter: “Best Carton”); and in addition, a large number of small cardboard manufacturers.

5	Products and services

Carmel’s products are divided into the following main categories:

1)	Corrugated cardboard products:

The corrugated cardboard products are produced and processed to meet specific demands by the customers. The characteristics of the demands are defined by the type of goods to be stored, package type, the expected weight load on the package while in transportation, temperature and moist conditions while stored and while in transportation, graphical design on the package and more. The produced and processed corrugated cardboard products include: (1) “standard” corrugated cardboard packaging containers – boxes produced in different sizes that close by gluing the edges and the bottom of the box; (2) containers and boxes in different geometric shapes that can be “erected” by manually folding the cardboard sheets without gluing or mechanical folding using hot glue. These products are sold especially to highly mechanized industries that work in high pace, like the soft drink industry; (3) Boxes to the agriculture, trays that are erected only by erecting machines with matching patterns.

2)	Corrugated cardboard sheets:

Corrugated cardboard sheets are used as raw materials and are marketed to corrugated cardboard processors that use them as raw materials to produce packages. Cardboard processors are small processing factories that sell their product to medium and small customers. Carmel has the unique ability to produce triple wall sheets that are used to produce special packages by the Triwall, mainly for the Hi-Tech industry.

13

Frenkel’s products include the following products:

Frenkel plans, produces and market shelf packages and stands for displays. Frenkel’s products use mainly duplex cardboard and a little corrugated cardboard as raw materials. The duplex cardboard is mainly imported directly from Europe and the U.S.A and partially from local agents (indirect import). Corrugated cardboard supply from Carmel composes about 20% of Frenkel’s raw materials.

Triwall’s products include the following products:

1.	Packages made of triple wall cardboard that are used mainly to export heavy and volumetric products such as chemicals, electronic equipment, Hi-Tech equipment, Medical equipment, security equipment and more.

2.	Erected packages mainly for the export of Hi-Tech products. The packages are made of wood, plywood, triple wall cardboard, padding materials, metals and more.

3.	Regular and unique wooden pallets used at a base to these packages.

6	Customers

The bulk of Carmel’s production is directed to the domestic market to customers from industry and agriculture, as specified below, while 2%-3% of the production is directed to exports, primarily agricultural. A large percentage of the industrial customers export their products in corrugated cardboard containers, so that a considerable portion of sales is also directed to indirect exports. The products are supplied in line with orders that customers submit through salespersons or directly to the customer service department. The orders are made in line with the price proposals to the customers and in accordance with the commercial arrangements between the parties. A small portion of the products is manufactured for inventory, at the customers’ request.

Carmel has a wide range of customers that include leading companies, which operate in different activitys, among which are: (a) the industrial activity, which includes food and soft beverages companies, dairies, textile companies and others; (b) the agricultural activity, which comprises customers that are farmers, packaging houses and marketing organization, and where the produce is directed both to the domestic market and to exports; (c) Cardboard processors – small plants for processing corrugated cardboards in small production series; (d) digital printing customers – which primarily include advertising agencies; (e) others – cellular operators, government offices and banks.

14

7	Marketing and Distribution

Carmel distributes its products various ways, including direct sales to end customers and sales through agents.

8	Seasonality

Most of the demand for cardboard packaging products is in winter months, primarily November and March, due to the seasonal export of citrus and pepper crops. During the winter, the production capacity of the activity is fully exhausted.

9	Production Capacity

Carmel’s corrugated cardboard are manufactured in two plants located in Caesarea (the plant operates 24 hours a day, except for weekends) and in Carmiel (operates in one shift only), while most of the production is carried out in Caesarea. The entire corrugation activity and most of the processing are carried out in Caesarea. The bulk of the processing is performed by 12 processing machines. Carmel has another forming center in Ein-Yahav, which serves customers in the Arava region.

10	Fixed Assets and Facilities

Carmel owns real estate in Netivot and leases from a company owned by a control owner of the Company property and buildings in the industrial areas of Caesarea, Carmiel, Hadera, Ashkelon and Netanya. A per clarifications by the company, the rental agreements are at market value.

15

Carmel’s fixed assets primarily include machinery and manufacture equipment for paper corrugation and processing machines, which perform cut, print, glue and fold, to complete the final product. Carmel’s corrugated cardboards are manufactured in Carmiel and Caesarea. The entire corrugation activity and most of the processing, using 12 processing machines, are performed in the Caesarean plant.

Carmel also owns a digital printing machine that prints on corrugated cardboard and other rigid panels at a high quality. There is a wide range of applications in sales promotion, display stands and billboards

11	Raw Materials and Suppliers

Pursuant to an agreement between the shareholders of Carmel from 1992, raw materials are acquired from the shareholders of Carmel at competitive prices that are acceptable in the activity.

Additional auxiliary materials that are used by Carmel Container Systems in the manufacture of corrugated cardboard are starch and fuel oil. Starch constitutes the main component in the adhesive that glues the paper sheets. The Company’s starch supplier is Galam. Additional raw materials used by Carmel are printing blocks and embossing machines which are acquired from several local suppliers, and wooden pallets that are manufactured by Triwall.

The main raw materials used by Triwall for the manufacture of containers (in its Netanya plant) are Triwall sheets manufactured by Carmel as well as varied packaging materials such as plywood, padding materials and metal parts which are acquired from several local suppliers.

12	Risk Factors

(a)	Macro-economic factors

(1)	The economic situation

A slowdown in Israel’s economy could have an negative effect on Carmel’s financial situation.

16

(2)	Political and security situation

A deterioration in the political and security situation in Israel and globally could reduce the demand for Carmel’s products and as a result hurt Carmel’s sales, financial results and profitability.

(3)	Exchange rate fluctuations

Carmel imports paper using the US dollar. As a result there is a risk that stems from fluctuations in the dollar’s exchange rate, which affects the shekel prices of inputs and rate differences that stems from dollar liabilities. Changes in the dollar’s exchange rate against the shekel could erode Carmel’s profitability and cash flows.

(b)	Field-related factors

(1)	Raw material prices

The major risk factor is the price of raw materials, primarily paper, which forms the essential component of Carmel’s costs. A rise in raw material prices could hurt Carmel’s profitability. Additional risks originate from the need for additional inputs for the production process such as energy, electricity, transport and starch. A rise in the above inputs’ prices could hurt Carmel’s profitability.

(2)	Shutting down the ports

Carmel imports numerous raw materials used for the manufacture of its products. Shutting down the ports in Israel will harm the imports of raw materials and directly impact the company’s activity. However, since Carmel maintains an inventory of raw materials, only a prolonged closing of the ports will have a medium impact on Carmel’s activity.

13	The business environment

Carmel plans, manufactures and markets cardboard packaging products.

17

14	Competition

The corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is shrink wrap for beverages.

To the best of Carmel’s knowledge and based on it’s internal information and estimations, there are four major companies that operate in the cardboard packaging market in Israel: Carmel, Cargal., IMA (a partnership between Kibbutz Ein Hamifratz and Kibbutz Ga’aton) and Best Carton

The factors that could affect Carmel’s market position vis-à-vis its rivals include: the advantage of a major market player, efficiency in production and supply, the quality of service to the customer and competitive prices.

18

Chapter 3 – Analysis of business results

1	Statement of operations:

Below are details from Carmel’s statement of operations for the years 2005-2007 (audited), in thousands of NIS:

	2005		2006		*2007
	Amount	% of revenues	Amount	% of revenues	Amount	% of revenues

Revenues	415,335	100.0%	419,906	100.0%	471,428	100.00%

Cost of revenues	368,173	88.6%	368,804	87.8%	416,951	88.4%

Gross Profit	47,162	11.4%	51,102	12.2%	54,477	11.6%

Selling and marketing expenses	21,344	5.1%	23,360	5.6%	24,185	5.1%

General and administrative expenses	17,676	4.3%	16,449	3.9%	16,621	3.5%

Other Income	-	0.0%	-	0.0%	102	0.0%

Operating Income	8,142	2.0%	11,293	2.7%	14,005	2.9%

Capital gain from sale of fixes assets	-	0.0%	-	0.0%	235	0.0%

Financial expenses, net	7,370	1.8%	1,862	0.4%	4,329	0.9%

Other expenses (income)	(272)	(0.1)%	(5,307)	(1.3)%	324	(0.1)%

Income before taxes on income	1,044	0.3%	14,738	3.5%	9,587	2.1%

Taxes on income (tax benefit)	(1,389)	(0.3)%	2,755	0.7%	1,931	0.4%

Equity in earnings (losses) of affiliated company	-	0.0%	(545)	(0.1)%	-	0.0%

Minority interest in losses of subsidiary	14	0.0%	-	0.0%	-	0.0%

Net Income	2,447	0.6%	11,438	2.7%	7,656	1.6%

* In accordance with the IFRS GAAP, as stated in the company's 30.6.08 unaudited financial reports.

19

2	Balance Sheet:

Below are details from Carmel’s balance sheets as of 31.12.06 (audited), 31.12.07 (audited) and 30.6.08 (unaudited), in thousands of NIS:

	31.12.06		31.12.07*		30.6.08*
	Amount	% of total assets	Amount	% of total assets	Amount	% of total assets

Cash and cash equivalents	1,820	0.5%	2,522	0.8%	1,318	0.4%

Trade receivables, net	163,276	48.5%	185,153	56.2%	164,994	53.5%

Other account receivable and
prepaid expenses	3,574	1.1%	2,546	0.8%	3,105	1.0%

Inventories	71,925	21.4%	55,149	16.7%	61,871	20.1%

Total current assets	240,595	71.5%	245,370	74.5%	231,288	75.0%

Other account receivable	311	0.1%	141	0.0%	1,754	0.6%

Severance pay found, net	133	0.0%	623	0.2%	-	0.0%

Investment in affiliated company	8,368	2.5%	8,651	2.6%	8,402	2.7%

Total long term assets	8,812	2.6%	9,415	2.9%	10,156	3.3%

Property and equipment, net	84,916	25.2%	72,454	22.0%	67,020	21.7%

Intangible assets	1,997	0.6%	2,127	0.6%	-	0.0%

Total assets	336,320	100.0%	329,366	100.0%	308,464	100.0%

Short term credit from banks	7,645	2.3%	16,903	5.1%	25,482	8.3%

Current maturities of long term
loans	24,211	7.2%	25,602	7.8%	23,053	7.5%

Trade payable	93,544	27.8%	87,423	26.5%	71,482	23.2%

Derivative financial instruments	-	0.0%	537	0.2%	12,090	3.9%

Provision for tax	-	0.0%	3,993	1.2%	-	0.0%

Other accounts payable and
accrued expenses	17,395	5.2%	17,190	5.2%	17,463	5.7%

Total current liabilities	142,795	42.5%	151,648	46.0%	149,570	48.5%

Long term loans from banks less
current maturities	48,170	14.3%	49,376	15.0%	39,313	12.7%

Accrued severance pay, net	-	0.0%	-	0.0%	454	0.1%

Deferred income taxes	9,336	2.8%	6,959	2.1%	7,053	2.3%

Total long term liabilities	57,506	17.1%	56,335	17.1%	46,820	15.2%

Share holder's equity	136,019	40.4%	121,383	36.9%	112,074	36.3%

Total liabilities and
shareholders' equity	336,320	100.0%	329,366	100.0%	308,464	100.0%

* In accordance with the IFRS GAAP, as stated in the company's 30.6.08 unaudited financial reports.

20

Chapter 4 – Valuation Methodology

1.	Overview

In general, accounting standards regarding “business combinations” provide examples for assets which meet requirements for recognition as intangible assets separate from goodwill, as follows:

1.	Base (or core) technologies and process technologies.

2.	Intangible assets associated with customers (usually, customer base).

3.	Brand, trademarks, trade names and intellectual property associated there with.

4.	Commercial agreements which are not at normal market conditions.

5.	Non-compete agreements.

In determining the fair value for each intangible asset, valuations must account for specific asset factors, including:

1.	The economic benefit arising from the asset.

2.	The asset’s remaining economic life.

3.	The asset’s risk profile (relative to the company’s overall operation risk).

2.	Summary of intangible assets valuated

The designated assets were valuated based on their fair value, as defined in the introduction to this report. Before determining our opinion of the fair value of intangible assets, the following had been considered, along with other relevant factors:

1.	Scope, nature and usefulness of the intangible assets.

2.	Revenue generation or cost reduction attributes of the intangible assets.

3.	Nature and timing of functional or economic obsolescence for each intangible asset.

4.	The relative risk and uncertainty associated with investment in intangible assets.

21

In selecting the proper method for valuation of the intangible assets, we have accounted for the three traditional methods for such valuation: The market approach, revenue approach and cost approach (for farther explanation see the following section).

In regards to the company, all of the intangible assets that might have existed at the valuation date where taken under consideration in valuation analysis. Potential intangible assets were identified thru an economical analysis of the transaction, a review of all the supporting documents and materials and deliberations with the managements of Hadera Paper and Carmel.

As a result of our review, we identified two categories of intangible assets which meet the criteria for separate recognition (as required by applicable accounting standards), other than goodwill:

—	Customer base – as per clarifications received from the company, the company has regular returning customers that meet the criteria for customer base in both operating segments.

—	Backlog – as per clarifications received from the company, the company has an existing backlog.

Other potential categories of intangible assets that where reviewed but did not meet substantial or accounting criteria in order to form an asset were:

—	Brand – the products made by the company are not branded and are more of “shelf products”, which are more affected by prices than branding. Therefore, the company does not have an intangible asset defined as brand.

—	Technology – from our talks with the company, we have come to the conclusion that no unique technology exists in the company (core technology, technology in R&D processes and existing technology).

—	Commercial agreements – as per the company’s clarifications, there are no commercial agreements that are not at market conditions; and therefore, no intangible asset exists.

22

—	Non competition agreement – the agreement includes a standard non competition clause, which the company values to be of no significant value. The company believes that the lack of a non competition clause would not have brought a possible decrease in future revenues.

3.	Methodology of valuation

The method used for valuation of the fair value of tangible and intangible assets and liabilities is in conformance with guidelines of the following publications:

1.	IFRS 3 – “Business combination”.

2.	IAS 38 – “Intangible assets”.

3.	AICPA Practice Aid Series: “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”.

The original difference created in the acquisition is to be attributed to the intangible assets, tangible assets and liabilities in accordance with these accounting publications. The original difference is derived from deducting the purchasing company’s proportionate part in the equity value of the purchased company from the proceeds from acquisition.

In short, the original difference would be attributed to the following components:

1.	The difference between the fair value and book value of the tangible assets and liabilities, as of the purchase date.

2.	The fair value of the intangible assets of the purchased company.

3.	The residual original difference that can not be attribution to the previous components will be attributed to goodwill.

In accordance with the accounting publications and the USA accounting guide, there are three principal methodological approaches to valuating the tangible and intangible assets and liabilities.

The characteristics of the asset must be carefully considered, in order to choose which of the following approaches fits best the evaluated asset:

1.	The market approach – in accordance with this approach, the fair value is best valued by the prices recently paid for similar assets. Adjustments to the quoted market prices are made in order to reflect the differences in condition and use period between the evaluated asset and the similar assets.

23

2.	The revenue approach – in accordance with this approach, the fair value is dependent on the current value of the future economical usefulness derived from ownership of the asset. In the center of this approach lies the analysis of the potential profits represented by the asset and the basic risks involved in receiving these profits. The economical value of this futuristic economical usefulness is valuating the net DCF using the acceptable return rates for similar assets in the market.

3.	The cost approach – in accordance with this method, the fair value is evaluated using the replacement costs of the asset net of the depreciation, which expresses the functional, economical or technological depreciation of the current asset in comparison to the new asset. The valuation results from the cost method can be considered as the upper boundary of the value in the cases where the asset can easily be replaced or renewed, since no careful investor will purchase an existing asset for more then the price it costs to produce a new equivalent asset.

4.	Tangible assets and liabilities

In general, tangible assets and liabilities include the following:

š	Inventory;

š	Current assets, excluding inventory (cash, negotiable securities, trade receivables, other receivables etc.);

š	Real Estate;

š	Investments in affiliated companies;

š	Buildings for rent (rental real estate);

š	Fixed Assets;

š	Other assets;

š	Current liabilities (credit from banks, suppliers, payables etc.);

24

š	Long-term liabilities (debentures, long-term loans, convertible debentures).

In setting the fair value for all tangible assets and liabilities, any valuation should account for asset-specific factors, including its economic benefit and remaining economic life.

5.	Contributory charges

Under the methodology for individual valuation of the company’s non-tangible assets, one should account for the fact that these assets are not fully stand-alone, since they require various services from other company assets which have an economic cost not expressed by cash flows, but which should be reflected in the valuation of the asset under assumption that as a stand-alone asset (this is the base assumption in its valuation as a non-tangible asset) it would pay for such services. These costs are calculated by including contributory charges for use of these contributing assets by the non-tangible asset. In general, contributory assets are usually fixed assets, work force, brand (if any) and others.

6.	Reduced tax benefits

After valuation of the economic value of the asset (using any of the valuation approaches), the economic value determined for the asset should be adjusted to reflect the actual, or theoretical, tax benefit (based on whether the asset is tax deductible or not) resulting from asset amortization for tax purposes.

When a business combination is considered to be an acquisition of shares for tax purposes, there is usually no parallel change in the tax base of acquired assets. That is, the tax base for non-tangible assets is usually passed on from the acquired company to the acquirer. Previously, accepted procedures claimed that no tax benefit should be included in valuation of non-tangible assets, since the buyer would not be able to amortize the acquired non-tangible assets for tax reporting purposes, and hence would not gain any tax savings associated with asset amortization.

25

However, on the other hand, when the objective of the valuation is to assess the fair value as defined in accounting standards, the value of tax-reduction benefits associated with non-tangible assets should also be included in transactions in which the buyer may not amortize the value of non-tangible assets acquired for tax purposes (i.e. tax-free business combinations in lieu of asset acquisitions).

Pursuant to section 5.3.102 of the US Board of Public Accountancy guide, the fair value of non-tangible assets includes the value of tax benefits arising from amortization of such assets. The tax benefit (actual or theoretical) arising from amortization of the non-tangible assets valuated by us is added to the “net” economic value of the assets, and they are presented as a single figure.

We have assumed that amortization of acquired non-tangible assets will be recognized for tax reporting purposes. It should be noted, that tax authorities have yet to express an opinion on this matter. In the absence of a ruling by tax authorities, either way, our assumption is based on instructions of the US Board guide and accepted practice, as expressed in acquisition cost allocation work published over the past year. The position of tax authorities may differ from the basic assumption in this work; therefore we have indicated for each non-tangible asset the tax shield component included there in.

Calculation of the tax shield is iterative, and includes two simultaneous calculations: (1) Calculation of tax shield value as the cash flow resulting from amortization of the non-tangible asset multiplied by the tax rate; (2) calculation of the amortized asset value, including the tax shield value.

26

Chapter 5 – Customer base

1.	Methodology

The company’s customer base was calculated for the company’s revenues in the corrugated cardboard segment and in the Tri-wall segment. As per clarifications received from the company, in these segments there is a certain consistency among the company’s returning customers along the years.

The economic value of the company’s customer base was valuated using discounted net cash flow (DCF) expected to be derived from it over the forecast period determined by us. This is an implementation of the revenue approach to asset valuation.

The DCF method explicitly recognizes that the current value of an asset is derived based on different assumptions with regard to future economic benefits expected to be derived from it, such as periodic revenues and/or cost savings. The asset’s economic value is determined by discounting the net cash flows expected from it, using a discount rate which reflects both the cost of capital of each company’s operations as well as the risk inherent in the specific asset.

2.	Summary of customer base valuation

2.1.	Below is a summary of the valuation for the corrugated cardboard segment's customer base:

	Total economic valuation (thousand NIS)	Amortization period (years)

Customer base before tax shield	20,856	6
Tax shield	3,869	10
Customer base after tax shield	24,725

27

2.2.	Below is a summary of the valuation for the Tri-wall segment’s customer base:

	Total economic valuation (thousand NIS)	Amortization period (years)

Customer base before tax shield	3,686	6
Tax shield	684	10
Customer base after tax shield	4,370

3.	Basic assumptions for cash flow forecast

3.1.	Revenues – By reviewing the company and its revenues from customers over its years of operation, we have found that the company has an intangible asset – its customer base – due to a group of repeat customers with which the company has long standing relationships both in the corrugated cardboard segment and in the Tri-wall segment. As set forth above, the revenue base for valuation of the customer base was determined using data provided to us by the company’s management, which estimate the company’s future revenues from repeat customers over coming years.

3.2.	Growth and abandonment rates – In accordance with the company estimates, we assumed an annual 1.4% growth rate in the company’s revenues in both operating segments. The growth rate is the annual population growth rate.

The abandonment rate is the annual decrease in revenues from existing customers in each of the operating segments. As per clarifications by the company, we assumed a conservative annual abandonment rate of 20%.

3.3.	Operation cash flow – We have determined the operating cash flow associated with revenues from the customer base over the forecast period, in each of the two segments, using the company’s EBITDA for the year 2007. We assumed the EBITDA profit margin will continue to be constant during the DCF model, except for the year 2008. In the year 2008, for conservative purposes we assumed for both operating segments that the EBITDA profit margin will be half of the company’s year 2007 EBITDA profit margin.

28

3.4.	Contributory charges – By reviewing company operations, we have included contributory charges in the cash flow from the customer base for 3 contributory assets:

a.	Fixed assets – We have included an expense at 8% pre-tax (our estimation of the appropriate economic return required from fixed assets) of the remaining fair value of fixed assets, of which we have deducted the appropriate taxes.

b.	Work force – although, according to our review, work force is not a tangible asset which may be separately valuated – a contributory charge for it should be included. This charge should reflect the cost of hiring and training company staff from a stage where the company has no staff at all. According to data and estimates provided to us by company management, and based on our experience, the average cost for such a task is equivalent to 2 months. The rate of return we used in calculation the contributory charge for work force is the WACC rate (detailed bellow), of which we have deducted the appropriate taxes.

c.	Working capital – the company’s working capital represents the funds needed by the firm to finance its current business and to bridge the time gap between the time funds are expended in the production process and the time payment is received for sale of products. We have determined the contributory charge based on the reported working capital in 31.12.07. The rate of return we used in calculation the contributory charge for work force is 7% pre-tax return, of which we have deducted the appropriate taxes.

3.5.	Taxes on income – we used the statutory tax rate.

3.6.	Forecast period – as per the company’s clarifications in regards to growth and abandonment rates, the forecast period of the customer base was 6 years.

3.7.	Inclusion of tax benefit in asset value – as we explained in the methodology section, we assumed that asset amortization will be tax-deductible over a 10 year period. The tax shield was calculated using the statutory tax rate for each of the years used in the DCF model.

29

Chapter 6 – Backlog

1.	Methodology

The company’s backlog was calculated for the company’s revenues in the corrugated cardboard segment and in the Tri-wall segment. As per clarifications received from the company, in these segments there is a certain consistency among the company’s returning customers along the years.

The economic value of the company’s backlog, in both the Corrugated cardboard and Tri-wall operation segments, was valuated using discounted net cash flow (DCF) expected to be derived from it over the forecast period determined by us. This is an implementation of the revenue approach to asset valuation.

The DCF method explicitly recognizes that the current value of an asset is derived based on different assumptions with regard to future economic benefits expected to be derived from it, such as periodic revenues and/or cost savings. The asset’s economic value is determined by discounting the net cash flows expected from it, using a discount rate which reflects both the cost of capital of each company’s operations as well as the risk inherent in the specific asset.

2.	Summary of backlog valuation

2.1.	Below is a summary of backlog valuation for the Corrugated cardboard segment:

	Total economic valuation (thousand NIS)	Amortization period (years)

Backlog before tax shield	1,351	Until the end of 2008
Tax shield	489	Until the end of 2008
Backlog after tax shield	1,840

30

2.2.     Below is a summary of backlog valuation for the Tri-wall segment:

	Total economic valuation (thousand NIS)	Amortization period (years)

Backlog before tax shield	720	Until the end of 2008
Tax shield	261	Until the end of 2008
Backlog after tax shield	981

3.	Basic assumptions for cash flow forecast

3.1.	Revenues – by viewing the company and the revenue characteristics from customers during the company’s years of activities, we found that the company has a backlog intangible asset in the corrugated cardboard operating segment and in the Tri-wall operating segment.

The revenue base used to value the backlog was determined by the information given to ass by the company’s management and predicts the future company’s revenues from backlog existing at transaction date.

3.2.	Operation cash flow – We have determined the backlog for the company , in each of the two segments, using the data received from the company that estimates the EBITDA profit margin for the year 2007 with the addition of the representative expense rate for sales and marketing (since the realization of the backlog requires none of these expenses).

3.3.	Contributory charges – By reviewing company operations, we have included contributory charges in the cash flow from the customer base for 3 contributory assets:

a.	Fixed assets – We have included an expense at 8% pre-tax (our estimation of the appropriate economic return required from fixed assets) of the remaining fair value of fixed assets, of which we have deducted the appropriate taxes.

b.	Work force – although, according to our review, work force is not a tangible asset which may be separately valuated – a contributory charge for it should be included. This charge should reflect the cost of hiring and training company staff from a stage where the company has no staff at all.

31

According to data and estimates provided to us by company management, and based on our experience, the average cost for such a task is equivalent to 2 months.

The rate of return we used in calculation the contributory charge for work force is the WACC rate (detailed bellow), of which we have deducted the appropriate taxes.

c.	Working capital – the company’s working capital represents the funds needed by the firm to finance its current business and to bridge the time gap between the time funds are expended in the production process and the time payment is received for sale of products. We have determined the contributory charge based on the reported working capital in 31.12.07. The rate of return we used in calculation the contributory charge for work force is 7% pre-tax return, of which we have deducted the appropriate taxes.

3.4.	Taxes on income – we used the statutory tax rate.

3.5.	Inclusion of tax benefit in asset value – as we explained in the methodology section, we assumed that asset amortization will be tax-deductible in the year 2008. The tax shield was calculated using is the statutory tax rate for the year 2008.

32

Chapter 7 – Cost of capital and discount rate

The valuation model assumes a weighted average cost of capital (WACC) of 11%.

The cost of capital reflects, among others, the business-operating risk of the company’s operations. The risk is partly the market risk and partly the risk derived from the company’s activities.

The normative market cost of capital for various markets (based on professional literature and other publicly available information, including other valuations of public companies, as well as Giza Singer Even’s professional experience in the field) usually range from about 6% for the net cash flow of yielding real estate assets, to about 8%-10% for companies with an expected relatively low business-operational volatility (Osem and Shufersal for example), to about 11%-15% cost of capital for relatively well founded Hi-Tech companies and companies with a relative high business-operational volatility. The cost of capital of over 15% is usually a characteristic of a Hi-Tech company in its early development stages and companies operating in high risk markets. To the normative market cost of capital, we add a premium for the specific risk associated with the company.

Carmel’s cost of capital was derived using our experience and professional expertise as well as the customary discount rates used by our company for business-operational systematic risk for operational cash flow in similar markets in addition to the business-operational specific risk associated with the company and its market, taking to consideration that the company operates in a very competitive market.

Using our experience and professional expertise, with the adjustments derived from our knowledge of the company and the company’s exposure to market and macro economical risks, we estimated the company’s WACC to be about 11%.

33

As an additional check, In order to estimate the cost of capital for Carmel’s operations, we have estimated the company’s WACC (using the CAPM model to calculate the cost of equity) by comparing to similar public companies and other assumptions concerning the appropriate debt cost and structure for the company. The weighted cost of capital obtained by this estimate came out to about 11%.

34

Chapter 8 – Additional adjustments to tangible assets

We have valuated the company’s following assets, as of the purchase date:

1.	Property, plant and equipment

The fair value of the company’s PPE was based on an independent valuation conducted by Brenfeld International Appraisers Ltd. (in thousands of NIS):

	Carmel, solo	Tri-wall	Total

Fair value (based on appraiser's
valuation)	95,996	7,493	103,489
Book value	57,704	6,923	64,627
Fair value over book value	38,292	570	38,862

2.	Rental agreements

According to the company, all of the company’s rental agreements are at market value.

3.	Frenkel

The company has holding in a subsidiary company, Frenkel. As previously explained, the PPA allocation as well as the purchase price associated with the increase in Hadera Paper’s holding in Frenkel is detailed in a separate PPA work.

4.	Inventory

In accordance with the company’s clarifications, the company’s inventory is composed mainly of raw materials, aiding materials and finished goods. The book value of the raw material and aiding materials inventory represents their fair value. According to the accounting principles, the inventory in process’s fair value is the expected revenues net of completion costs and the profit margin associated with completion costs. It should be mentioned that according to the company, the completion costs are not significant. In accordance with these, we calculated the inventory’s fair value over book value to be about 743 thousand NIS.

35

5.	Operating working capital

The value of the working capital which includes: trade receivable, trade payable and other account receivables account payables was valuated on the bases of its book value on the purchasing date. According to the company, the book value of operating working capital value on the purchase date does not significantly vary from the fair value.

6.	Long and short term Liabilities

In accordance with the company’s clarifications, the loans taken from financial institution and/or from others and bare an interest at market prices and therefore the book value reflects the loan’s fair value.

7.	Contingent liabilities

In accordance with the company’s clarifications, the amount a third independent party will be willing to pay in order to take on itself the liabilities, in addition to the provisions made by the company in accordance with GAAP, is negligible and therefore we did not allocate any amount to them.

The liquidation of guarantees made by the company is estimated by the company at a very low probability and as such does not bare the significance required to allocate an amount to them.

8.	Agreement with Hadera Paper

In accordance with the company’s clarifications, the agreement in which a Hadera Paper acts a supplier for the company in done at market value. The agreement predates the purchase agreement and was done in the period that Hadera Paper was as a minority share holder in the company.

36

Chapter 9 – Summary

Below is a summary of the purchase price allocation to tangible and intangible assets (in thousand NIS):

The assumed % purchase of Carmel	100%	53.09%

Purchase price[1]	133,172	70,701

Acquired owner's equity[2]	107,234	56,931

Excess purchase price to be allocated	25,938	13,770

Excess purchase price allocated to customer base	29,095	15,446

Tax provision for customer base*	(7,274)	(3,862)

Excess purchase price allocated to backlog	2,822	1,498

Tax provision for backlog*	(762)	(404)

Excess purchase price allocated to PPE	38,862	20,632

Tax provision for PPE*	(9,716)	(5,158)

Excess purchase price allocated to inventory	743	394

Tax provision for inventory*	(201)	(106)

Excess purchase price allocated	53,570	28,440

Goodwill [3]	(27,632)	(14,670)

* The tax provision was calculated using the assumption of a 25% long term tax rate, with the exclusion of inventory and backlog which were calculated using a 27% short term tax rate.

Since the PPA yielded a negative goodwill value, we have conducted a reexamination of all the assumptions and calculation, as dictated in IFRS 3 – “Business combination”.

[1] The purchase price does not include about 4 million NIS that where associated by Hadera paper with the increase in Frenkel’s holdings.
[2] The owner’s equity does not include holding in the subsidiary – Frenkel.
[3] Before purchase allocation associated with Frenkel.

37

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

November 9th, 2008
810751

To:
Mr. Yaakov Konkol - Finance Manager	Tel: 046239360
Carmel Container Systems Ltd.	M: 0523605760
2 Halamish st.	Jacobk@carmelccs.com
Caesarea Industrial Park 38900

Dear Sir,

RE: Valuation of Equipment and Machinery
Fair Market Value as of 31.08.08
and Life cycle valuation

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

1.	Introduction: Purpose and Disclosure

1.1	Purpose and Deciding Date for Appraisement:

I, Nachman Berenfeld (Engineer), the undersigned, was requested by the general management of Carmel Container Systems (Hereafter “the company”) to express my professional expertise with regards to the “fair value” estimation (the sum for which property may be exchanged in a deal between a voluntary purchaser and a voluntary seller) and the life cycle valuation of equipment and machinery of the company as of 31.08.08 (hereafter: the deciding date for appraisement) for the purpose of including these data in the company’s financial statements in accordance with the equities regulations and accounting regulation number 27 (international regulation 16).

1.2	Orderer and Disclosure

This document was requested by Carmel Container Systems Ltd on Sept. 16th 2008 (hereafter: “date of engagement”). Between the date of engagement and the deciding date no substantial changes have occurred to the fair value estimation of the properties subject to valuation. I hereby express my expertise for the purpose of the implementation of accounting regulation number 27 (international regulation number 16). I agree that the views expressed here are to be included in the company’s financial reports. I hereby declare I have never been convicted with a felony included in section 222 (a) of the firm legislative act (1999) nor with a felony included in the stock market act (1968).

1.3	Appraiser CV

Name: Nachman Berenfeld
Address: 3 Ha-Hilazon Street, Ramat Gan
Education: Bachelor degree in mechanical engineering (1974). License number 18929, the Tel Aviv University.
Graduate of the following courses:
—	Non-destructive examination, the Technion.
—	Industrial hazard assessment, the Tel Aviv University
—	Advanced profit loss, the London College of Insurance
—	Computer system and database damage specialization, the TELA insurance company, Germany
—	Senior corporate director course, the Lahav school of management, the Tel Aviv university
—	Member of the academic property appraisers union
—	Member of the conflagration examiners union in Israel.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

Professional Background:
Owner of a private engineering and appraisers agency since 1980. Specialized in industrial appraisement for insurance companies, banks, foreclosure attorneys, private companies, accountants, lawyers, courts of law etc. A licensed appraiser of governmental agencies and ministries such as: The investment center, the national social security, Bank Hapoalim, the Israeli Electricity Company and more.

Appointed as arbitrator by the court of law on numerous occasions. A senior teacher at the Insurance College, for the subjects of appraisement, profit loss and risk management,

1979-1980: The Israeli Aviation Industry – mechanical engineer – design, production and costs examiner for aviation and transportation projects.

1976-1979: The Ministry of Defense – mechanical engineer and aerial and land weapon system designer.

1.4	Pendency and Fees:

I hereby declare I have no interest in any of the subject’s properties and no pendency relationship exists between the company, the orderer and myself. The fees to be paid are not dependant in any way on the result of this appraisement, including the conditioning of payment and the results of this appraisement.

1.5	Experts and Consultants:

This appraisement report was not performed with the external assistance of any experts or consultants.

1.6	Visitation to the company and physical verification of the assets:

Performed by the undersigned on 16.9.08, 21.9.08, 23.9.08, 24.9.08. During these visits we have identified the equipment and conducted an equipment specification log.

enclosed is my report.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

1.	Purpose of Valuation:

As per your request dated 15.9.08 we have performed an estimation of your company’s equipment, from a voluntary purchaser to a voluntary seller inclusive in a productive and active factories (going-concern), fair value.

2.	Deciding Date for this Valuation:

31.8.08

3.	General Description of the companies:

3.1	Carmel Container Systems Ltd. – Caesarea

3.1.1	The company is one of Israel’s producers of cardboard packaging for industrial and agricultural purposes.

3.1.2	The Carmel Container Systems company integrates equipment in advanced processes in which raw materials are used, in addition to efficient management, in order to produce a wide variety of products and maintaining competitive pricing.

3.1.3	Amongst the company’s clients are some of the leading food and drinks and agricultural export companies.

3.1.4	The company’s products include ripple cardboard boxes, trays, single and double rippled products. These are used for the purpose of shipping and storing of fresh food, vegetables, flowers, dairy products, industrial products and commodities.

3.2.	Multicarton Ltd – Carmiel – A one layer cardboard packaging factory.

3.3	Tri-wall Ltd. – Netivot

3.3.1	A factory producing wooden platforms of various kinds.

3.3.2	The factory is located in two industrial structures; both are one storey high in the Sderot Industrial Zone. The total area is approx 8,000 sq m.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

3.4	Tri-wall Ltd. – Netanya

3.4.1	A factory producing advanced cardboard packaging systems for the hi -tech industry.

3.4.2	The main products are triple ripple cardboard packages and wooden platforms.

3.4.3	The factory is located in a one storey (and a gallery level) industrial structure in the Netanya old industrial zone. The total are is approx 6200 sq m.

4.	Description of the Carmel Container Systems factory ם Caesarea

4.1	The Factory began production in 1997. It is a modern factory on an area of 42.5 K sq m, in the Caesarea industrial zone, a strategic location between Tel Aviv and Haifa.

4.2	The factory employs 320 workers in two shifts.

4.3	The products include agricultural, industrial and raw cardboard boxes and products distributed to customers of cardboard boxes.

4.4	The company produces ripple cardboard from raw material, paper rolls and processing, gluing, cutting, patterning to printing and assembly of cardboard boxes.

4.5	There are two cardboard production machines in the factory, printing machines, conveying utilities, production equipment etc.

4.6	The factory has an automatic conveying machines which drives the products across the production floor . the machines are fully automated.

4.7	The Machinery array includes:

4.7.1	Carton production line – Cardboard (2500 m wide, 130 m long)

4.7.2	Carton production line – Cardboard (2500 m wide, 130 m long)

4.7.3	Automated conveying equipment, cardboard conveying cart, packaging and wrapping machines, printing lines and cardboard production.

4.7.4	Industrial Services – Glue production and preparation sites, steam systems, compressed air systems etc.

4.7.5	Collection, shredding and processing of cardboard waste products.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

4.8	Packaging equipment machinery – The company has some 87 packaging production machines nationwide. The details and data re these machines were provided to us and these machines were not surveyed by us.

4.9	Patterns – The details and quantities of patterns were provided to us by your representative. The valuation determined their value to be 50% of their production costs.

5.	Replacement Parts – The value of replacement parts was determined in accordance with the stocktaking numbers as were provided to us.

6.	Principles and Methods of Valuation

6.1	During the month of September we have visited your factories in Caserea, Carmiel, Netanya and Netivot and identified the equipment and facilities in the presence of the company’s delegate.

6.2	The estimation was based on a base value as part of a productive and active factory. In addition, the current value was measured as of the date of estimation, considering depreciation rate on one hand and development and improvement on the other, installation costs, connection to auxiliary and operation systems.

6.3	The working life of the equipment was determined in a conservative manner and considered the replacement of assets on the basis of investment and technological upgrading (control systems). In the mechanical aspects the equipment may be restored and maintained in proper activity form for many years.

6.4	To determine the value of machinery and equipment we were provided with invoices, technical specifications, equipment blueprints and a number 11 form.

6.5	To determine the value of equipment we have examined comparative data from various factories which we have appraised recently.

6.6	Forklifts – The forklifts’ specifications was determined in accordance with the licenses provided to us. The prices were determined based on standard market values.

6.7	Equipment in the Agricultural Warehouses – Your company posses some 87 production machines nationwide. The specifications and locations were provided to us by your representative.

6.8	The determination of values considered the type of equipment, the date pf purchase, make, investment in maintenance, restoration, operational depreciation etc.

6.9	The working life expresses the reasonable period of usage pf equipment in proper maintenance conditions as is the standard in cardboard production factories.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

7.	Valuation

The costs of equipment listed hereafter express our opinion regarding their purchase value to the voluntary purchaser and the voluntary seller. They express the value considering the active and productive nature of the factories, fair value, and their freedom of any subjection or debt.

7.1. Carmel Container Systems Ltd. - Caesarea	$24,852,000

7.2. Multicarton Ltd. - Carmiel	$1,872,000

7.3. Tri-wall Ltd. - Netivot (Structure and land excluded)	$921,000

7.4. Tri-wall Ltd. - Netanya	$1,165,000

Total	$28,810,000

(Twenty eight million, eight hundred and ten thousand)

Sincerely Yours,

Nachman Berenfeld – Engineer
Berenfeld International Loss Adjusters and Risk Management Ltd.

Attached herewith:
Details of equipment and value
Photos
Commission fees

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

Appendix – Details re regulation 8b (d) and the third amendment to the equities regulatory act (immediate and periodic reports) (1970) – relating to value estimates

1.	Identification of valuation subject –

1.1.	Subject of valuation specified in the above document

2.	Details of business relations

2.1	The orderer is the management of Karmel Container Systems Ltd.
2.2	The date of engagement is 16.9.08
2.3	The purposes of the work ordered are detailed above.
2.4	The name of the appraiser, signature and date are detailed above.
2.5	Details of the appraiser's education are mentioned above.
2.6	The agreement of the appraiser to the inclusion of this report is detailed above.
2.7	Commission fees are free of pendency or conditions. There is no agreement whatsoever re the values stated.

3.	Determined values

3.1	The values determined are mentioned above. The valuation is based on financial reports as of 30.6.08.
3.2	In light of the conclusions of the report sensitivity analyses are not required.
3.3	The valuated company's capital is irrelevant.
3.4	The price of the company's stock is irrelevant.
3.5	To the best of my knowledge no similar contracts have been signed re the production arrays of Karmel Container Systems Ltd.
3.6	Details of the average price of the company's stock in the past six months are irrelevant.

4.	Method of Valuation

4.1	The description of the subjected company is detailed above. The analyses re the relevant markets and the business environment are included in the valuation.

4.2	The facts, assumptions and calculation on which this report is based are included in this valuation.
4.3	As specified in this valuation Karmel Container Systems has provided the appraiser with the magnitude of the investment as of 30.06.08.
4.4	The method and grounds for selection are detailed in the valuation.
4.5	The sources of information used for this valuation are detailed, I was not denied any other valuable sources.

5.	External Experts

5.1	This valuation was not based on substantially significant valuations of external experts.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

Recognizing your needs. Realizing your vision.

Frenkel-C.D Ltd. (Frenkel)

Opinion for Purchase Price

Allocation (PPA)

Prepared for

Hadera Paper Ltd.

November 2008

To:

Hadera Paper Ltd. (Hereinafter: “Hadera Paper”)

Dear Sir,

As per your request, we have conducted a review and valuation of assets and liabilities (both tangible and intangible) of Frenkel-C.D. Ltd. (hereinafter “Frenkel” and/or “The Company”), as of August 31st, 2008 (“valuation date” and/or “transaction date”) as a result of the increase in Carmel Container Systems Ltd.‘s (hereinafter: “Carmel”) shares.

The objective of this valuation is to provide our opinion of the purchase price allocation (hereinafter “PPA” and/or “economical value”) of the intangible assets, tangible assets and tangible liabilities of Carmel at the valuation date. It should be noted that valuating the company’s intangible asset — goodwill (if such exists) is not the objective of this valuation but rather a byproduct of this opinion and other purchase information (purchase price, accounting owner’s equity at purchase date and more).

We understand that our findings will serve to aid your management in allocating the purchase price determined in the transaction to tangible and intangible assets and liabilities being purchased, for the purpose of financial reporting in conjunction with generally accepted accounting practices. This valuation report is intended solely for information and use by Hadera Paper management, its independent auditors and legal counsel of company involved. This opinion should not be used, distributed, quoted or referred to in any manner for any other purpose, including for listing, purchase or sale of securities and it may not be submitted or referred to, in whole or in part, in any registration report or any other document; however, it may be referred to in documents submitted to stock exchange authorities, subject to our explicit written consent. With regard to this matter, we are aware that findings in our opinion will be used for public reports submitted to the Securities Authority.

2

For the purpose of financial reporting, the fair value of an asset is defined as the amount at which the asset may be purchased or sold in a transaction between willing buyer(s) and willing seller(s), as opposed to the case of forced sale or company dissolution. Market prices bid on active markets are the best testimony to fair value, and will be used as basis for measuring, if available. If no market price is available, the fair value estimate should be close to the price at which we expect the asset to be purchased or sold in a current transaction between willing buyer(s) and willing seller(s), and the price will be based on the best available information under these circumstances.

The fair value estimate must take into consideration the price of similar assets and the result of valuation method, if they were available in this case. The method selected to set the fair value must be at par with the definition of fair value, as defined in the GAAP. The method must include assumptions that the market participants will use their own estimates for fair value, future revenues, future expenses and discount rates (if applicable).

For the purpose of this work, the company has given us historical audited financial statements, unaudited financial information, valuation conducted by Brenfeld International Appraisers Ltd. and other documents and information.

In formulating its opinion, Giza-Singer-Even Ltd. (“Giza-Singer-Even”) assumed and relied on the accuracy, completeness and currency of information obtained from the company, including financial data and forward-looking information. Giza-Singer-Even is not responsible for independent examination of the information it has obtained, and therefore has not conducted independent examination of said information, other than general, prima facie reasonability tests.

In this opinion we have made reference to forward-looking information provided to us by Company management. Forward-looking information is uncertain, future-oriented information based on information available to the Company as of the valuation date, including expectations or intentions by Company management as of the valuation date. Should these estimations by company management fail to materialize, actual results may materially differ from results estimated or inferred from this information, in as much as it has been used in the valuation.

Furthermore, the opinion itself contains forward-looking information, which reflects our estimates for various parameters based on information available to us. Should these estimates not materialize, actual results may materially differ.

3

Financial opinion is not an exact science, and is supposed to reflect, in a reasonable and fair manner, the situation as of a given time, based on known data, assumptions and estimates made. Changes to major variables and/or to information may change the basis for these assumptions and, therefore, may also change the conclusions accordingly.

This valuation is not a due diligence and it does not purport to include all information, tests or any other information included in a due diligence, including checking of company contracts and agreements. Note that this opinion does not constitute legal advice or opinion. We have interpreted various documents reviewed solely for the purpose of this opinion.

The information in this opinion does not presume to include the complete information required by a potential investor, and is not intended to determine the value of the Company or its assets for an individual investor. Different investors may have different goals, considerations and testing methods based on other assumptions, and accordingly the price they would be willing to pay for the Company and/or its assets will vary.

This opinion does not constitute an overall valuation of Frenkel.

We confirm that we have no personal interest in the Company, nor do we have any personal interest in the transaction described herein, except for the commission paid to us for preparation of this opinion. We should note that we were not party to negotiations in conjunction with the transaction described herein.

From time to time we conduct various paid financial work for Hadera Paper and for shareholders and/or companies held by shareholders and/or affiliated there with. We have no personal interest in shares, and our fee for this work is not contingent on the results of this valuation.

4

In conjunction with this opinion, the Company has committed to Giza-Singer-Even as follows: Should a lawsuit be filed against Giza-Singer-Even, demanding payment of any amount to a third party by a legal proceeding with regard to a cause which may arise, directly or indirectly, from this opinion – the Company shall indemnify Giza-Singer-Even for any reasonable expenses incurred by Giza-Singer-Even for legal representation, legal counsel, professional consulting, defense against legal proceedings, negotiations etc. The Company shall also indemnify Giza-Singer-Even for any amount it would be required, under legal proceedings, to pay to any third party. The commitment to indemnify shall not apply if Giza-Singer-Even acted with gross negligence and/or malice aforethought with regard to provision of services in conjunction with this opinion.

Details of valuator

Valuating company: Giza-Singer-Even Ltd. is a private business consulting firm, established in 2004. It is the result of the merger of Giza Financial Consulting, founded in 1985, and of Singer-Even, established in 1992. It is one of the largest, leading, independent financial consulting companies in Israel. Giza-Singer-Even provides consulting for its customers on: Business valuation and analysis, complex economic and financial models, financing strategy for companies and projects, development and implementation of innovative financing instruments (such as securitization), assistance in business and financing negotiations, business plan preparation, expert opinions and more.

Sincerely yours,

__________________ Giza Singer Even Ltd. Valuation date: November 9th, 2008

5

Restriction of Liability

Our work is intended for the use of Hadera Paper’s management. Under no circumstances should we bare any liability to a third party that will receive our opinion with our consent, as mentioned before.

In the process of our work we have received information, explanations and presentations from the company and/or its representatives. The responsibility for this information, representations and explanations lies with the supplier of that information. Our work framework did not include checking and/or confirming that information. Taking that under consideration, our work will not be considered and will not be a confirmation as to the validity, integrity or correction of the information given to us. Under no circumstances shall we be held liable to any loss, damage, cost or expense that will be caused directly or indirectly thru fraud, miss representation, deception, false and incomplete information or withheld information by Hadera Paper and/or any of its representatives, or any reliance on that information, under the aforementioned.

As a rule, predictions and forecasts relate to future events and are based on reasonable assumptions as of the valuation date. These assumptions may vary during the forecasted/prediction period differentiating the forecasted/predicted result from the actual financial result and future forecasts/prediction. As a result, forecasts and predictions should not be viewed at the same level of certainty as the audited financial reports. We do not form an opinion as to the actual financial results of predictions and forecasts, made by the company and/or its representatives.

Valuation is not an exact science and as such the result depends in many cases on the Valuator’s subjective considerations. Therefore, there is no one determinant fair value and we usually set a reasonable range for the fair value. Since this opinion requires a sole value, the value was determined is a value representing the midrange of the reasonable range. Although we believe that the value set by us is reasonable based on the information we received, a different valuator might reach a different value.

Our work does not constitute a due diligent work and should not be relied upon as a due diligent report. In addition, our work should not be used as a replacement to any process Hadera Paper is required to conduct in relation to the transaction agreement.

6

7

Chapter 1 – Introduction

1	Work Objective

The objective of this valuation is the supply a fairness opinion on the fair value of the intangible assets, the tangible assets and liabilities of the company as of 31.8.08 and based on the financial reports for that date. It should be noted that our fairness opinion is not to directly valuate the company’s intangible asset value of goodwill (if such exists), such value is a residual outcome of this fairness opinion and other information derived from the purchase agreement (such as: proceeds for acquisition and accounting owner’s equity at purchasing date)

1.1	Methodology of valuation

The method used for valuation of the fair value of tangible and intangible assets and liabilities is in conformance with guidelines of the following publications:

1.	IFRS 3 – “Business combination”.

2.	IAS 38 – “Intangible assets”.

3.	AICPA Practice Aid Series: “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”.

1.2	Major information sources and work procedures

In the preparation of this work we have talked to the following management representatives:

—	Mr. Shaul Gliksberg, CFO of Hadera Paper Ltd.

—	Mr. Shmuel Molad, controller of Hadera Paper Ltd.

—	Mr. Moti Antebi, CFO of Frenkel-C.D. Ltd.

8

The major information sources used in preparation of this opinion were:

■	The transaction’s immediate report dating 13.7.08.

■	Valuation conducted by Brenfeld International Appraisers Ltd.

■	Internal operating and financial reports.

■	Clarifications and data provided to us by Frenkel, as mentioned in this document.

■	Public information, including general background material on the sector.

9

Chapter 2 – Company description

1	Description of the transaction

On July 10th, 2008, Hadera Paper signed an agreement with Carmel’s primary share holder, Mr. Robert Kraft (hereinafter: “Kraft”), and several other share holders. As part of the agreement, Hadera Paper purchased all of Kraft’s shares in Carmel and other shares of Carmel from other shareholders for the total price of about 74.7 million NIS. As a result of the transaction, Hadera Paper’s voting rights in Carmel have increased from about 36.2% to about 89.3%. Another result of the transaction was an increase in the voting rights held directly and indirectly by Hadera Papers in Frenkel-C.D. Ltd. from about 37.93% to about 52.72%. Hadera Paper has attributed about 4 million NIS of the agreement price to the increase in the voting rights in Frenkel. The purchase price allocation for the increase in Carmel’s voting shares is detailed in a separate PPA work.

2	General

In January 2006, C.D. Packaging Systems Ltd. (held directly at that time 50% by Hadera Paper and 50% by Carmel) completed a transaction to purchase Frenkel and Sons Ltd.‘s operations in return for a 44.3% stock allocation in the merged company Frenkel. After the completion of the transaction, Hadera Paper held directly about 27.85% of the merged company Frenkel. In addition, thru holdings in Carmel which holds about 27.85% of Frenkel, Hadera Paper indirectly held an additional about 10.1% of Frenkel. To the best of Hadera Paper’s knowledge, the other stock holder in Frenkel is Frenkel and Sons Ltd., an independent non stakeholder third party. As a result of completing the merger between the operations of Frenkel and Sons Ltd. and C.D. Packaging Systems Ltd., starting from the year 2006, the financial results of Frenkel has been included in Hadera Paper’s financial reports using the equity method.

10

Frenkel is one of the leading companies in planning, producing and marketing of consumer product packages and operates in the field of cardboard shelf packaging. Frenkel offers it’s many customers from the fields of industry, agriculture, food and beverages industry and knowledge enriched industries unique packaging solutions adjusted to their individual needs.

3	Products and services

Frenkel plans, produces and market shelf packages and stands for displays. Frenkel’s products use mainly duplex cardboard and a little corrugated cardboard as raw materials. The duplex cardboard is mainly imported directly from Europe and the U.S.A and partially from local agents (indirect import). Corrugated cardboard supply from Carmel composes about 20% of Frenkel’s raw materials.

11

Chapter 3 – Analysis of business results

1	Statement of operations:

Below are details from Frenkel’s statement of operations for the year 2007 and for the first eight months of the year 2008 (in thousands of NIS):

	2007		1-8/2008
	Amount	% of revenues	Amount	% of revenues

Revenues	122,746	100.0%	81,485	100.0%

Cost of revenues	105,264	85.8%	71,772	88.1%

Gross profit	17,482	14.2%	9,713	11.9%

Selling and marketing expenses	9,339	7.6%	3,655	4.5%

General and administrative expenses	5,442	4.4%	4,428	5.4%

Operating profit	2,701	2.2%	1,630	2.0%

Financial income (expenses)	(2,638)	(2.1)%	(3,276)	(4.0)%

Income (loss) after financial expenses	63	0.1%	(1,646)	(2.0)%

Taxes on income	(35)	0.0%	417	0.5%

Net income (loss)	28	0.0%	(1,229)	(1.5)%

12

2	Balance Sheet:

Below are details from Frenkel’s balance sheets as of 31.8.08 (in thousands NIS):

	Amount	% of total assets

Current assets
Cash and cash equivalents	100	0.1%
Trade receivables	41,406	33.1%
Deposits held by a related party	2,299	1.8%
Other assets	2,486	2.0%
Inventory	24,201	19.3%
	70,492	56.4%

Fixed assets
Cost of fixed assets	87,678	70.1%
Less - accumulated depreciation	42,273	33.8%
	45,405	36.3%

Intangible assets	9,194	7.3%

	125,091	100.0%

	Amount	% of total assets

Current liabilities
Short term credit from banks	35,467	28.4%
Trade payable	30,993	24.8%
Other liabilities	8,566	6.8%
	75,026	60.0%

Long term Liabilities
Provision for tax	3,473	2.8%
Long term loans from banks	16,338	13.1%
Accrued severance pay, net	1,656	1.3%
	21,467	17.2%

Owner's equity	28,598	22.9%

	125,091	100.0%

13

Chapter 4 – Valuation Methodology

1.	Overview

In general, accounting standards regarding “business combinations” provide examples for assets which meet requirements for recognition as intangible assets separate from goodwill, as follows:

1.	Base (or core) technologies and process technologies.

2.	Intangible assets associated with customers (usually, customer base).

3.	Brand, trademarks, trade names and intellectual property associated there with.

4.	Commercial agreements which are not at normal market conditions.

5.	Non-compete agreements.

In determining the fair value for each intangible asset, valuations must account for specific asset factors, including:

1.	The economic benefit arising from the asset.

2.	The asset’s remaining economic life.

3.	The asset’s risk profile (relative to the company’s overall operation risk).

2.	Summary of intangible assets valuated

The designated assets were valuated based on their fair value, as defined in the introduction to this report. Before determining our opinion of the fair value of intangible assets, the following had been considered, along with other relevant factors:

1.	Scope, nature and usefulness of the intangible assets.

2.	Revenue generation or cost reduction attributes of the intangible assets.

3.	Nature and timing of functional or economic obsolescence for each intangible asset.

4.	The relative risk and uncertainty associated with investment in intangible assets.

14

In selecting the proper method for valuation of the intangible assets, we have accounted for the three traditional methods for such valuation: The market approach, revenue approach and cost approach (for farther explanation see the following section).

In regards to the company, all of the intangible assets that might have existed at the valuation date where taken under consideration in valuation analysis. Potential intangible assets were identified thru an economical analysis of the transaction, a review of all the supporting documents and materials and deliberations with the managements of Hadera Paper and Frenkel.

As a result of our review, we identified one category of intangible assets which meet the criteria for separate recognition (as required by applicable accounting standards), other than goodwill:

—	Backlog – as per clarifications received from the company, the company has an existing backlog.

Other potential categories of intangible assets that where reviewed but did not meet substantial or accounting criteria in order to form an asset were:

—	Brand – the products made by the company are not branded and are more of “shelf products”, which are more affected by prices than branding. Therefore, the company does not have an intangible asset defined as brand.

—	Customer base – as per clarifications received from the company, the company has regular returning customers that meet the criteria for customer base; but, since the total expected DCF from customer base is negative, no purchase price was allocated to customer base.

—	Technology – from our talks with the company, we have come to the conclusion that no unique technology exists in the company (core technology, technology in R&D processes and existing technology).

—	Commercial agreements – as per the company’s clarifications, there are no commercial agreements that are not at market conditions; and therefore, no intangible asset exists.

—	Non competition agreement – the agreement includes a standard non competition clause, which the company values to be of no significant value. The company believes that the lack of a non competition clause would not have brought a possible decrease in future revenues.

15

3.	Methodology of valuation

The method used for valuation of the fair value of tangible and intangible assets and liabilities is in conformance with guidelines of the following publications:

1.	IFRS 3 – “Business combination”.

2.	IAS 38 – “Intangible assets”.

3.	AICPA Practice Aid Series: “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”.

The original difference created in the acquisition is to be attributed to the intangible assets, tangible assets and liabilities in accordance with these accounting publications. The original difference is derived from deducting the purchasing company’s proportionate part in the equity value of the purchased company from the proceeds from acquisition.

In short, the original difference would be attributed to the following components:

1.	The difference between the fair value and book value of the tangible assets and liabilities, as of the purchase date.

2.	The fair value of the intangible assets of the purchased company.

3.	The residual original difference that can not be attribution to the previous components will be attributed to goodwill.

In accordance with the accounting publications and the USA accounting guide, there are three principal methodological approaches to valuating the tangible and intangible assets and liabilities.

The characteristics of the asset must be carefully considered, in order to choose which of the following approaches fits best the evaluated asset:

16

1.	The market approach – in accordance with this approach, the fair value is best valued by the prices recently paid for similar assets. Adjustments to the quoted market prices are made in order to reflect the differences in condition and use period between the evaluated asset and the similar assets.

2.	The revenue approach – in accordance with this approach, the fair value is dependent on the current value of the future economical usefulness derived from ownership of the asset. In the center of this approach lies the analysis of the potential profits represented by the asset and the basic risks involved in receiving these profits. The economical value of this futuristic economical usefulness is valuating the net DCF using the acceptable return rates for similar assets in the market.

3.	The cost approach – in accordance with this method, the fair value is evaluated using the replacement costs of the asset net of the depreciation, which expresses the functional, economical or technological depreciation of the current asset in comparison to the new asset. The valuation results from the cost method can be considered as the upper boundary of the value in the cases where the asset can easily be replaced or renewed, since no careful investor will purchase an existing asset for more then the price it costs to produce a new equivalent asset.

4.	Tangible assets and liabilities

In general, tangible assets and liabilities include the following:

š	Inventory;

š	Current assets, excluding inventory (cash, negotiable securities, trade receivables, other receivables etc.);

š	Real Estate;

š	Investments in affiliated companies;

š	Buildings for rent (rental real estate);

š	Fixed Assets;

š	Other assets;

š	Current liabilities (credit from banks, suppliers, payables etc.);

š	Long-term liabilities (debentures, long-term loans, convertible debentures).

In setting the fair value for all tangible assets and liabilities, any valuation should account for asset-specific factors, including its economic benefit and remaining economic life.

17

5.	Contributory charges

Under the methodology for individual valuation of the company’s non-tangible assets, one should account for the fact that these assets are not fully stand-alone, since they require various services from other company assets which have an economic cost not expressed by cash flows, but which should be reflected in the valuation of the asset under assumption that as a stand-alone asset (this is the base assumption in its valuation as a non-tangible asset) it would pay for such services. These costs are calculated by including contributory charges for use of these contributing assets by the non-tangible asset. In general, contributory assets are usually fixed assets, work force, brand (if any) and others.

6.	Reduced tax benefits

After valuation of the economic value of the asset (using any of the valuation approaches), the economic value determined for the asset should be adjusted to reflect the actual, or theoretical, tax benefit (based on whether the asset is tax deductible or not) resulting from asset amortization for tax purposes.

When a business combination is considered to be an acquisition of shares for tax purposes, there is usually no parallel change in the tax base of acquired assets. That is, the tax base for non-tangible assets is usually passed on from the acquired company to the acquirer. Previously, accepted procedures claimed that no tax benefit should be included in valuation of non-tangible assets, since the buyer would not be able to amortize the acquired non-tangible assets for tax reporting purposes, and hence would not gain any tax savings associated with asset amortization.

18

However, on the other hand, when the objective of the valuation is to assess the fair value as defined in accounting standards, the value of tax-reduction benefits associated with non-tangible assets should also be included in transactions in which the buyer may not amortize the value of non-tangible assets acquired for tax purposes (i.e. tax-free business combinations in lieu of asset acquisitions).

Pursuant to section 5.3.102 of the US Board of Public Accountancy guide, the fair value of non-tangible assets includes the value of tax benefits arising from amortization of such assets. The tax benefit (actual or theoretical) arising from amortization of the non-tangible assets valuated by us is added to the “net” economic value of the assets, and they are presented as a single figure.

We have assumed that amortization of acquired non-tangible assets will be recognized for tax reporting purposes. It should be noted, that tax authorities have yet to express an opinion on this matter. In the absence of a ruling by tax authorities, either way, our assumption is based on instructions of the US Board guide and accepted practice, as expressed in acquisition cost allocation work published over the past year. The position of tax authorities may differ from the basic assumption in this work; therefore we have indicated for each non-tangible asset the tax shield component included there in.

Calculation of the tax shield is iterative, and includes two simultaneous calculations: (1) Calculation of tax shield value as the cash flow resulting from amortization of the non-tangible asset multiplied by the tax rate; (2) calculation of the amortized asset value, including the tax shield value.

19

Chapter 5 – Backlog

1.	Methodology

The company’s backlog was calculated for the company’s revenues. As per clarifications received from the company, there is a certain consistency among the company’s returning customers along the years.

The economic value of the company’s backlog was valuated using discounted net cash flow (DCF) expected to be derived from it over the forecast period determined by us. This is an implementation of the revenue approach to asset valuation.

The DCF method explicitly recognizes that the current value of an asset is derived based on different assumptions with regard to future economic benefits expected to be derived from it, such as periodic revenues and/or cost savings. The asset’s economic value is determined by discounting the net cash flows expected from it, using a discount rate which reflects both the cost of capital of each company’s operations as well as the risk inherent in the specific asset.

2.	Summary of backlog valuation

Below is a summary of valuation of the company’s backlog:

	Total economic valuation (thousand NIS)	Amortization period (years)

Backlog before tax shield	191	Until the end of 2008

Tax shield	69	Until the end of 2008

Backlog after tax shield	260

3.	Basic assumptions for cash flow forecast

3.1.	Revenues – by viewing the company and the revenue characteristics from customers during the company’s years of activities, we found that the company has a backlog intangible asset.

The revenue base used to value the backlog was determined by the information given to ass by the company’s management and predicts the future company’s revenues from backlog existing at transaction date.

20

3.2.	Operation cash flow – We have determined the backlog for the company using the data received from the company that estimates the EBITDA profit margin for the first eight months of the year 2008 with the addition of the representative expense rate for sales and marketing (since the realization of the backlog requires none of these expenses).

3.3.	Contributory charges – By reviewing company operations, we have included contributory charges in the cash flow from the customer base for 3 contributory assets:

a.	Fixed assets – We have included an expense at 8% pre-tax (our estimation of the appropriate economic return required from fixed assets) of the remaining fair value of fixed assets, of which we have deducted the appropriate taxes.

b.	Work force – although, according to our review, work force is not a tangible asset which may be separately valuated – a contributory charge for it should be included. This charge should reflect the cost of hiring and training company staff from a stage where the company has no staff at all. According to data and estimates provided to us by company management, and based on our experience, the average cost for such a task is equivalent to 2 months.

The rate of return we used in calculation the contributory charge for work force is the WACC rate (detailed bellow), of which we have deducted the appropriate taxes.

c.	Working capital – the company’s working capital represents the funds needed by the firm to finance its current business and to bridge the time gap between the time funds are expended in the production process and the time payment is received for sale of products. We have determined the contributory charge based on the working capital for 31.8.08, given to us by the company. The rate of return we used in calculation the contributory charge for work force is 7% pre-tax return, of which we have deducted the appropriate taxes.

21

3.4.	Taxes on income – The income tax rate used is the statutory income tax rate.

3.5.	Inclusion of tax benefit in asset value – as we explained in the methodology section, we assumed that asset amortization will be tax-deductible in the year 2008. The tax rate used is the statutory tax rate for the year 2008.the tax shield was calculated using the statutory tax rate for the year 2008.

22

Chapter 6 – Cost of capital and discount rate

The valuation model assumes a weighted average cost of capital (WACC) of 11%.

The cost of capital reflects, among others, the business-operating risk of the company’s operations. The risk is partly the market risk and partly the risk derived from the company’s activities.

The normative market cost of capita for various markets (based on professional literature and other publicly available information, including other valuations of public companies, as well as Giza Singer Even’s professional experience in the field) usually range from about 6% for the net cash flow of yielding real estate assets, to about 8%-10% for companies with an expected relatively low business-operational volatility (Osem and Shufersal for example), to about 11%-15% cost of capital for relatively well founded Hi-Tech companies and companies with a relative high business-operational volatility. The cost of capital of over 15% is usually a characteristic of a Hi-Tech company in its early development stages and companies operating in high risk markets. To the normative market cost of capital, we add a premium for the specific risk associated with the company.

Frenkel’s cost of capital was derived using our experience and professional expertise as well as the customary discount rates used by our company for business-operational systematic risk for operational cash flow in similar markets in addition to the business-operational specific risk associated with the company and its market, taking to consideration that the company operates in a very competitive market.

Using our experience and professional expertise, with the adjustments derived from our knowledge of the company and the company’s exposure to market and macro economical risks, we estimated the company’s WACC to be about 11%.

23

As an additional check, In order to estimate the cost of capital for Frenkel’s operations, we have estimated the company’s WACC (using the CAPM model to calculate the cost of equity) by comparing to similar public companies and other assumptions concerning the appropriate debt cost and structure for the company. The weighted cost of capital obtained by this estimate came out to about 11%.

24

Chapter 7 – Additional adjustments to tangible assets

We have valuated the company’s following assets, as of the purchase date:

1.	Property, plant and equipment

The fair value of the company’s PPE was based on an independent valuation conducted by Brenfeld International Appraisers Ltd. (in thousands of NIS):

31.8.08

Fair value (based on appraiser's valuation)	49,553

Book value of fixed assets	45,405

Book value of intangible assets*	451

Fair value over book value	3,697

* In his valuation, the appraiser valued the book’s fixed assets as well as the intangible book’s fixed assets (such as software and ERP systems).

2.	Rental agreements

According to the company, all of the company’s rental agreements are at market value as such do not have excess purchase price allocation.

3.	Inventory

In accordance with the company’s clarifications, the company’s inventory is composed mainly of raw materials, aiding materials and finished goods. The book value of the raw material and aiding materials inventory represents their fair value. According to the accounting principles, the inventory in process and finished goods’ fair value is the expected revenues net of completion costs and the profit margin associated with completion costs. It should be mentioned that according to the company, the completion costs are not significant. In accordance with these, we calculated the inventory’s fair value over book value to be about 258 thousand NIS.

25

4.	Operating working capital

The value of the working capital include: trade receivable, trade payable and other account receivables account payables was valuated on the bases of its book value on the purchasing date. According to the company, the book value of operating working capital value on the purchase date does not significantly vary from the fair value.

5.	Long and short term Liabilities

In accordance with the company’s clarifications, the loans taken from financial institution and/or from others and bare an interest at market prices and therefore the book value reflects the loan’s fair value.

6.	Contingent liabilities

In accordance with the company’s clarifications, the amount a third independent party will be willing to pay in order to take on itself the liabilities, in addition to the provisions made by the company in accordance with GAAP, is negligible and therefore we did not allocate any amount to them.

The liquidation of guarantees made by the company is estimated by the company at a very low probability and as such does not bare the significance required to allocate an amount to them.

26

Chapter 8 – Summary

Below is a summary of the purchase price allocation to tangible and intangible assets, assuming a 100% purchase of Frenkel (in thousand NIS):

Purchase price	27,053

Acquired owner's equity	28,598

Excess purchase price to be allocated	(1,544)

Excess purchase price allocated to backlog	260

Tax provision for backlog*	(70)

Excess purchase price allocated to PPE	3,697

Tax provision for PPE*	(924)

Excess purchase price allocated to inventory	258

Tax provision for inventory*	(70)

purchase price allocated for existing goodwill	(8,742)

Excess purchase price allocated	(5,591)

Goodwill	4,047

* The tax provision was calculated using the assumption of a 25% long term tax rate, with the exclusion of inventory and backlog which were calculated using a 27% short term tax rate.

27

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

November 9th, 2008
810782

To:
Mr. Motti Antebi	Tel: 046179174
Frenkel CD Ltd.	M: 0523605074
4 Granit st.	motia@frenkel-cd.co.il
Caesarea Industrial Park 38900

Dear Sir,

RE: Valuation of Equipment and Machinery
Fair Market Value as of 31.08.08
and Life cycle valuation

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

1.	Introduction: Purpose and Disclosure

1.1	Purpose and Deciding Date for Appraisement:

I, Nachman Berenfeld (Engineer), the undersigned, was requested by the general management of Frenkel CD Ltd. (Hereafter “the company”) to express my professional expertise with regards to the “fair value” estimation (the sum for which property may be exchanged in a deal between a voluntary purchaser and a voluntary seller) and the life cycle valuation of equipment and machinery of the company as of 31.08.08 (hereafter: the deciding date for appraisement) for the purpose of including these data in the company’s financial statements in accordance with the equities regulations and accounting regulation number 27 (international regulation 16).

1.2	Orderer and Disclosure

This document was requested by Frenkel CD Ltd on Sept. 28th 2008 (hereafter: “date of engagement”). Between the date of engagement and the deciding date no substantial changes have occurred to the fair value estimation of the properties subject to valuation. I hereby express my expertise for the purpose of the implementation of accounting regulation number 27 (international regulation number 16). I agree that the views expressed here are to be included in the company’s financial reports. I hereby declare I have never been convicted with a felony included in section 222 (a) of the firm legislative act (1999) nor with a felony included in the stock market act (1968).

1.3	Appraiser CV

Name: Nachman Berenfeld
Address: 3 Ha-Hilazon Street, Ramat Gan
Education: Bachelor degree in mechanical engineering (1974). License number 18929, the Tel Aviv University. Graduate of the following courses:
—	Non-destructive examination, the Technion.
—	Industrial hazard assessment, the Tel Aviv University
—	Advanced profit loss, the London College of Insurance
—	Computer system and database damage specialization, the TELA insurance company, Germany
—	Senior corporate director course, the Lahav school of management, the Tel Aviv university
—	Member of the academic property appraisers union
—	Member of the conflagration examiners union in Israel.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

Professional Background:
Owner of a private engineering and appraisers agency since 1980. Specialized in industrial appraisement for insurance companies, banks, foreclosure attorneys, private companies, accountants, lawyers, courts of law etc. A licensed appraiser of governmental agencies and ministries such as: The investment center, the national social security, Bank Hapoalim, the Israeli Electricity Company and more.

Appointed as arbitrator by the court of law on numerous occasions. A senior teacher at the Insurance College, for the subjects of appraisement, profit loss and risk management,

1979-1980: The Israeli Aviation Industry – mechanical engineer – design, production and costs examiner for aviation and transportation projects.

1976-1979: The Ministry of Defense – mechanical engineer and aerial and land weapon system designer.

1.4	Pendency and Fees:

I hereby declare I have no interest in any of the subject’s properties and no pendency relationship exists between the company, the orderer and myself. The fees to be paid are not dependant in any way on the result of this appraisement, including the conditioning of payment and the results of this appraisement.

1.5	Experts and Consultants:

This appraisement report was not performed with the external assistance of any experts or consultants.

1.6	Visitation to the company and physical verification of the assets:

Performed by the undersigned on 2.10.08. During this visit I have identified the equipment and conducted an equipment specification log.

Enclosed is my report.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

1	Purpose of Valuation:

As per your request dated 28.9.08 we have performed an estimation of your company’s equipment, from a voluntary purchaser to a voluntary seller inclusive in a productive and active factories (going-concern), fair value.

2	Deciding Date for this Valuation:

31.8.08

3	General Description of the companies:

3.1	Frenkel CD Ltd. – Caesarea

3.1.1	The company is one of Israel’s producers of cardboard packaging for industrial and agricultural purposes.

3.1.2	The Frenkel CD company integrates equipment in advanced processes in which raw materials are used, in addition to efficient management, in order to produce a wide variety of products and maintaining competitive pricing.

3.1.3	Amongst the company’s clients are some of the leading food and drinks and agricultural export companies.

3.1.4	The company’s products include ripple cardboard boxes, trays, single and double rippled products. These are used for the purpose of shipping and storing of fresh food, vegetables, flowers, dairy products, industrial products and commodities.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

4.	Description of the Frenkel CD factory- Caesarea

4.1	The Factory is a modern factory on an area of 20 K sq.m, in the Caesarea industrial zone, a strategic location between Tel Aviv and Haifa.

4.2	The factory employs 290 workers in two shifts.

4.3	The products include agricultural, commercial and commodities boxes.

4.4	The company produces ripple cardboard from raw material, paper rolls and processing, gluing, cutting, patterning to printing and assembly of cardboard boxes.

4.5	The Machinery array includes:

4.5.1	Printing machines – 4 six color printing machines and 1 one color printing machine.

4.5.2	Cutting and folding machines- 11 cutting and folding machines.

4.5.3	Industrial Services – Glue production and preparation sites, emergency generator, compressed air systems etc.

4.5.4	Collection, shredding and processing of cardboard waste products.

5.	Principles and Methods of Valuation

5.1	During the month of October I have visited your factory in Caserea, and identified the equipment and facilities in the presence of the company’s delegate.

5.2	The estimation was based on a base value as part of a productive and active factory. In addition, the current value was measured as of the date of estimation, considering depreciation rate on one hand and development and improvement on the other, installation costs, connection to auxiliary and operation systems.

5.3	To determine the value of machinery and equipment we were provided with invoices, technical specifications, equipment blueprints and a number 11 form.

5.4	To determine the value of equipment we have examined comparative data from various factories which we have appraised recently.

5.5	Forklifts –The forklifts’ specifications was determined in accordance with the licenses provided to us. The prices were determined based on standard market values.

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

5.6	The determination of values considered the type of equipment, the date pf purchase, make, investment in maintenance, restoration, operational depreciation etc.

5.7	The working life expresses the reasonable period of usage pf equipment in proper maintenance conditions as is the standard in cardboard production factories.

6.	Valuation

The costs of equipment listed hereafter express our opinion regarding their purchase value to the voluntary purchaser and the voluntary seller. They express the value considering the active and productive nature of the factories, fair value, and their freedom of any subjection or debt as of 31.8.08.

6.1 Frenkel CD Ltd. - Caesarea	$13,795,500

Total	$13,795,500

(Thirteen million, seven hundred ninety five thousand and five hundred)

Sincerely Yours,

Nachman Berenfeld – Engineer
Berenfeld International Loss Adjusters and Risk Management Ltd.

Attached herewith:
Details of equipment and value
Photos
Commission fees

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

BERENFELD INTERNATIONAL LOSS ADJUSTERS LTD. RISK MANAGEMENT FOR INDUSTRY & HI-TECH

NACHMAN BERENFELD - ENGINEER JAKOB WIENER - LOSS ADJUSTER AMIR BERENFELD - ENGINEER

Appendix – Details re regulation 8b (d) and the third amendment to the equities regulatory act (immediate and periodic reports) (1970) – relating to value estimates

1.	Identification of valuation subject –

1.1.	Subject of valuation specified in the above document

2.	Details of business relations

2.1	The orderer is the management of Frenkel CD Ltd.

2.2	The date of engagement is 28.9.08

2.3	The purposes of the work ordered are detailed above.

2.4	The name of the appraiser, signature and date are detailed above.

2.5	Details of the appraiser's education are mentioned above.

2.6	The agreement of the appraiser to the inclusion of this report is detailed above.

2.7	Commission fees are free of pendency or conditions. There is no agreement whatsoever re the values stated.

3.	Determined values

3.1	The values determined are mentioned above. The valuation is based on financial reports as of 30.6.08.

3.2	In light of the conclusions of the report sensitivity analyses are not required.

3.3	The valuated company's capital is irrelevant.

3.4	The price of the company's stock is irrelevant.

3.5	To the best of my knowledge no similar contracts have been signed re the production arrays of Frenkel CD Ltd.

3.6	Details of the average price of the company's stock in the past six months are irrelevant.

4.	Method of Valuation

4.1	The description of the subjected company is detailed above. The analyses re the relevant markets and the business environment are included in the valuation.

4.2	The facts, assumptions and calculation on which this report is based are included in this valuation.

4.3	As specified in this valuation Frenkel CD has provided the appraiser with the magnitude of the investment as of 30.06.08.

4.4	The method and grounds for selection are detailed in the valuation.

4.5	The sources of information used for this valuation are detailed, I was not denied any other valuable sources.

5.	External Experts

5.1	This valuation was not based on substantially significant valuations of external experts.

3 HACHILAZON ST. RAMAN-GAN 52522 ISRAEL TEL. 972-3-6123515 FAX. 972-3-6123516 E-mail: beren@beren.co.il

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101, Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

The Supervisory Board of
Mondi Hadera Paper Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated
Financial Statements for the Nine and the Three Months Ended September 30, 2008

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Hadera Paper Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of September 30, 2008.

–	Income statements for the nine and three months ended September 30, 2008.

–	Statements of changes in shareholders’ equity for the nine and three months ended September 30, 2008.

–	Statements of cash flows for the nine and three months ended September 30, 2008.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with international accounting standard No. 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

November 4, 2008

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	September 30,			December 31,
	2008	2007		2007
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	4,222		2,274		323
Trade receivables	198,197		194,320		190,935
Other receivables	2,402		4,739		2,395
Inventories	114,731		145,620		143,366

Total current assets	319,552		346,953		337,019

Non-current assets
Property, plant and equipment	153,522		157,565		156,493
Goodwill	3,177		3,177		3,177
Other Assets	140		-		440

Total non-current assets	156,839		160,742		160,110

Total assets	476,391		507,695		497,129

Equity and liabilities

Current liabilities
Short-term bank credit	92,230		100,191		101,760
Current maturities of long-term bank loans	15,454		12,481		14,387
Capital notes to shareholders	5,016		5,153		5,514
Trade payables	88,435		129,273		118,912
Hadera Paper Ltd. Group, net	76,375		72,249		71,109
Current tax liabilities	359		138		169
Other payables and accrued expenses	16,547	(*)	15,679	(*)	14,786

Total current liabilities	294,416		335,164		326,637

Non-current liabilities
Long-term bank loans	28,706		42,748		38,035
Capital notes to shareholders	-		6,402		-
Deferred taxes	23,860		16,349		18,677
Provision for pension and vacation	6,286	(*)	5,564	(*)	6,453
Accrued severance pay, net	46		46		46

Total non-current liabilities	58,898		71,109		63,211

Capital and reserves
Share capital	1		1		1
Premium	43,352		43,352		43,352
Capital reserves	929		929		929
Retained earnings	78,795		57,140		62,999

	123,077		101,422		107,281

Total equity and liabilities	476,391		507,695		497,129

(*)	Reclassified.

D. Muhlgay	A. Solel	R. Starkov
Financial Director	General Manager	Chairman of the Supervisory Board

Approval date of the interim financial statements November 4, 2008.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)

Revenue	573,218	569,055	189,998	190,064	770,032
Cost of sales	509,177	507,983	168,385	164,995	688,000

Gross profit	64,041	61,072	21,613	25,069	82,032

Operating costs and expenses
Selling expenses	28,664	27,841	9,965	9,792	37,889
General and administrative expenses	7,328	7,623	1,948	3,330	10,532
Other (income) expenses	621	(256)	(77)	(132)	(313)

	36,613	35,208	11,836	12,990	48,108

Operating profit	27,428	25,864	9,777	12,079	33,924

Finance income	(4,821)	(1,638)	(257)	(2,615)	(5,408)
Finance costs	10,942	10,242	4,528	3,510	13,822

	6,121	8,604	4,271	895	8,414

Profit before tax	21,307	17,260	5,506	11,184	25,510

Income tax charge	5,511	4,829	1,673	3,004	7,220

Profit for the period	15,796	12,431	3,833	8,180	18,290

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Nine months ended September 30, 2008
(Unaudited)
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Profit for the period	-	-	-	15,796	15,796

Balance - September 30, 2008	1	43,352	929	78,795	123,077

Nine months ended September 30, 2007
(Unaudited)
Balance - January 1, 2007	1	43,352	929	44,709	88,991
Profit for the period	-	-	-	12,431	12,431

Balance - September 30, 2007	1	43,352	929	57,140	101,422

Year ended December 31, 2007
Balance - January 1, 2007	1	43,352	929	44,709	88,991
Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

Three months ended September 30, 2008
(Unaudited)
Balance - July 1, 2008	1	43,352	929	74,962	119,244
Profit for the period	-	-	-	3,833	3,833

Balance - September 30, 2008	1	43,352	929	78,795	123,077

Three months ended September 30, 2007
(Unaudited)
Balance - July 1, 2007	1	43,352	929	48,960	93,242
Profit for the period	-	-	-	8,180	8,180

Balance - September 30, 2007	1	43,352	929	57,140	101,422

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	Unaudited		Unaudited

Cash flows - operating activities
Operating profit for the period	27,428	25,864	9,777	12,079	33,924
Adjustments to reconcile operating profit to net
cash used in operating activities
(Appendix A)	9,592	(18,188)	(8,352)	(6,735)	(15,125)

Net cash from operating activities	37,020	7,676	1,425	5,344	18,799

Cash flows - investing activities
Acquisition of property plant and equipment	(5,965)	(4,943)	(1,486)	(1,325)	(8,458)
Proceeds from sale of property plant and
equipment	251	256	77	81	376
Interest received	324	277	118	100	393

Net cash used in investing activities	(5,390)	(4,410)	(1,291)	(1,144)	(7,689)

Cash flows - financing activities
Short-term bank credit, net	(9,530)	3,451	540	3,185	5,020
Repayment of long-term bank loans	(9,185)	(13,249)	(2,733)	(3,015)	(15,927)
Proceeds of long-term bank loans	-	18,000	-	-	18,000
Repayment of long-term capital
notes to shareholders	-	-	-	-	(5,676)
Interest paid	(9,016)	(9,209)	(2,859)	(2,777)	(12,219)

Net cash from (used in) financing
activities	(27,731)	(1,007)	(5,052)	(2,607)	(10,802)

Increase in cash and cash equivalents	3,899	2,259	(4,918)	1,593	308
Cash and cash equivalents at the
beginning of the financial period	323	15	9,140	681	15

Cash and cash equivalents of the
end of the financial period	4,222	2,274	4,222	2,274	323

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	Unaudited		Unaudited

A. Adjustments to reconcile operating
profit (loss) to net cash provided by (used
in) operating activities

Finance income (expenses), net	2,571	328	(1,530)	1,782	3,412
Depreciation and amortization	8,729	7,917	2,901	3,007	10,701
Capital loss (gain) on disposal of property
plant and equipment	620	(256)	(78)	(81)	(313)
Effect of exchange rate and linkage
differences of long-term bank loans	923	1,366	343	523	1,237
Effect of exchange rate
differences of long-term
capital notes to shareholders	(500)	(191)	96	(410)	(556)

Changes in assets and liabilities:
Increase in trade receivables	(7,262)	(21,146)	(11,504)	(1,936)	(17,761)
Decrease (increase)
in other receivables	(7)	(505)	202	(1,098)	1,915
Decrease (increase)
in inventories	28,635	(36,504)	2,006	(34,469)	(34,250)
Increase (decrease) in trade payables	(31,140)	21,015	(2,810)	24,994	12,394
Increase in Hadera Paper Ltd. Group, net	5,266	9,442	1,574	2,416	8,302
Decrease (increase) in other Assets	300	-	(68)	-	(440)
Increase (decrease) in other
payables and accrued expenses	1,542	446	548	(1,433)	355

	9,677	(18,088)	(8,320)	(6,705)	(15,004)
Income tax paid	(85)	(100)	(32)	(30)	(121)

	9,592	(18,188)	(8,352)	(6,735)	(15,125)

B. Non-cash activities
Acquisition of property plant and
equipment on credit	663	251	491	(109)	(1,489)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NHBV” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (“AIPM”) (49.9%).

B.	Definitions:

The Company	-	Mondi Hadera Paper Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations. 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a consistent manner and to all previous reporting periods presented in these condensed interim financial statements and to the opening balance sheet.

The unaudited condensed interim consolidated financial statements as of September 30, 2008 and for the nine and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto.

(2)	First time IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards” – IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the condensed interim financial statements, as of September 30, 2008 and for the nine and three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS) (Cont.)

(2)	First time IFRS standards adoption (Cont.)

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008. While applying the said transition instructions the Company chose to apply two reliefs allowed under IFRS 1. See note 6f.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the condensed interim financial statements in accordance to the IFRS standards. See note 6 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

■	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

■	Non-current assets, except for investment property measured by fair value classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

■	Inventories are stated at the lower of cost and net realizable value.

■	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

■	Liabilities to employees as described in note 2P.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2R below.

E.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Leasehold improvements	10
Machinery and equipment	5-20 (mainly 5%)
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management at the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

H.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

F - 12

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Inventories (Cont.)

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Finished products	-	Based on actual production cost.
Raw, auxiliary materials and other	-	Based on moving-average basis.

I.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

J.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

—	Financial assets `at fair value through profit or loss' (FVTPL)

—	Loans and receivables

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

—	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

—	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

—	it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

For all other financial assets, including finance lease receivables and objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

In a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognised.

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

M.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

N.	Leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due and include early retirement pay, severance pay and pensioner’s gifts.

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date.

Q.	Exchange Rates and Linkage Basis

Following are the change in the representative exchange rates of the Euro and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

September 30, 2008	5.001	3.421	111.06
September 30, 2007	5.689	4.013	105.25
December 31, 2007	5.6592	3.846	106.40

Increase (decrease) during the:	%	%	%

Nine months ended September 30, 2008	(11.6)	(11.05)	4.39
Nine months ended September 30, 2007	2.24	(5.02)	2.29
Year ended December 31, 2007	1.71	(8.97)	3.39

R.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements as of September 30, 2008 and for the nine and three months then ended.

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these interim financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group estimated that the implementation of the At this stage, the management of the Group is examining the influence of this standard on the Company’s financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 "First Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Adoption of new and revised Standards (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures)

An amendment to the Standard, issued in October 2008, permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables. The amendment is effective commencing July 1, 2008.

NOTE 3	–	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTAINLY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Significant judgments in applying accounting policies

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Useful lives of property, plant and equipment

As described at 2F above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 3	–	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESRIMATION UNCERTAITY (Cont.)

B.	Significant judgments in applying accounting policies (Cont.)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.

NOTE 4	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	September 30,		December 31,
	2008	2007	2007
	(Unaudited)

Trade payables - Hadera Paper	76,375	72,249	71,109

Trade payables - related parties	450	11,060	38,090

Other payables and accrued
expenses - related parties	-	199	34

Capital notes to shareholders	5,016	11,555	5,514

B.	Transactions with Related Parties

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)

Sales to related parties	10,864	17,242	3,784	4,742	26,602

Purchase from related parties	65,076	69,080	19,858	25,067	84,122

Selling expenses, net
(Participation in selling
expenses, net)	-	64	-	30	64

General and administrative
Expenses	1,035	1,217	303	418	1,998

Financing expenses, net	2,498	2,160	730	499	2,880

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 4	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

C.	(1)	The Company leases its premises from AIPM and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group pays commissions to NAG.

NOTE 5	–	INCOME TAXES (TAXES BENEFITS)

(1)	The effective tax rate for the nine months ended September 30, 2008 is 25%.

(2)	Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

On February 26, 2008, the Israeli parliament ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 are drawn up in accordance with IFRS, and include comparative figures for the year.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company chose to implement two reliefs. See note 6f.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, September 30, 2007 and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 and the nine and three months ended September 30, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

	December 31, 2007					September 30, 2007
	Israeli GAAP		Effect of Transition to IFRS	IFRS		Israeli GAAP		Effect of Transition to IFRS	IFRS
	NIS in thousands					NIS in thousands
						(Unaudited)

Assets
Current assets
Cash and cash equivalents		323	-		323		2,274	-		2,274
Trade receivables		190,935	-		190,935		194,320	-		194,320
Other receivables		13,652	(11,257)		2,395		13,546	(8,807)		4,739
Inventories		143,366	-		143,366		145,620	-		145,620

Total current assets		348,276	(11,257)		337,019		355,760	(8,807)		346,953

Non-current assets
Property, plant and equipment		156,493	-		156,493		157,565	-		157,565
Goodwill		3,177	-		3,177		3,177	-		3,177
Long term trade receivables		440	-		440		-	-		-

Total non-current assets		160,110	-		160,110		160,742	-		160,742

Total assets		508,386	(11,257)		497,129		516,502	(8,807)		507,695

Equity and liabilities
Current liabilities
Short-term bank credit		101,760	-		101,760		100,191	-		100,191
Current maturities of long-term
bank loans		14,387	-		14,387		12,481	-		12,481
Capital notes to shareholders		5,514	-		5,514		5,153	-		5,153
Trade payables		118,912	-		118,912		129,273	-		129,273
American Israeli Paper Mills
Group, net		71,109	-		71,109		72,249	-		72,249
Current tax liabilities		-	169		169		-	138		138
Other payables and accrued
Expenses	(*)	14,955	(169)	(*)	14,786	(*)	15,817	(138)	(*)	15,679

Total current liabilities		326,637	-		326,637		335,164	-		335,164

Non-current liabilities
Long-term bank loans		38,035	-		38,035		42,748	-		42,748
Capital notes to shareholders		-	-		-		6,402	-		6,402
Deferred taxes		29,934	(11,257)		18,677		25,156	(8,807)		16,349
Provision for pension and vacation	(*)	6,453	-	(*)	6,453	(*)	5,564	-	(*)	5,564
Accrued severance pay, net		46	-		46		46	-		46

Total non-current liabilities		74,468	(11,257)		63,211		79,916	(8,807)		71,109

Capital and reserves
Share capital		1	-		1		1	-		1
Premium		43,352	-		43,352		43,352	-		43,352
Capital reserves		929	-		929		929	-		929
Retained earnings		62,999	-		62,999		57,140	-		57,140

		107,281	-		107,281		101,422	-		101,422

Total equity and liabilities		508,386	(11,257)		497,129		516,502	(8,807)		507,695

(*)	Reclassified.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS: (Cont.)

	January 1, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands

Assets
Current assets
Cash and cash equivalents	15	-	15
Trade receivables	173,174	-	173,174
Other receivables	6,686	(2,376)	4,310
Inventories	109,116	-	109,116

Total current assets	288,991	(2,376)	286,615

Non-current assets
Property, plant and equipment	160,288	-	160,288
Goodwill	3,177	-	3,177

Total non-current assets	163,465	-	163,465

Total assets	452,456	(2,376)	450,080

Equity and liabilities
Current liabilities
Short-term bank credit	96,740	-	96,740
Current maturities of long-term bank loans	15,243	-	15,243
Capital notes to shareholders	5,231	-	5,231
Trade payables	108,007	-	108,007
American Israeli Paper Mills Group, net	62,807	-	62,807
Current tax liabilities	-	76	76
Other payables and accrued expenses	20,960	(76)	20,884

Total current liabilities	308,988	-	308,988

Non-current liabilities
Long-term bank loans	33,869	-	33,869
Capital notes to shareholders	6,515	-	6,515
Deferred taxes	14,047	(2,376)	11,671
Accrued severance pay, net	46	-	46

Total non-current liabilities	54,477	(2,376)	52,101

Capital and reserves
Share capital	1	-	1
Premium	43,352	-	43,352
Capital reserves	929	-	929
Retained earnings	44,709	-	44,709

	88,991	-	88,991

Total equity and liabilities	452,456	(2,376)	450,080

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Nine months ended September 30, 2007			Three months ended September 30, 2007			Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands			NIS in thousands			NIS in thousands
	(Unaudited)			(Unaudited)

Revenue	569,055	-	569,055	190,064	-	190,064	770,032	-	770,032
Cost of sales	507,983	-	507,983	164,995	-	164,995	688,000	-	688,000

Gross profit	61,072	-	61,072	25,069	-	25,069	82,032	-	82,032

Operating costs and expenses
Selling expenses	27,841	-	27,841	9,792	-	9,792	37,889	-	37,889
General and administrative expenses	7,623	-	7,623	3,330	-	3,330	10,532	-	10,532
Other income	(256)	-	(256)	(132)	-	(132)	(313)	-	(313)

	35,208	-	35,208	12,990	-	12,990	48,108	-	48,108

Operating profit	25,864	-	25,864	12,079	-	12,079	33,924	-	33,924

Finance income	-	(1,638)	(1,638)	-	(2,615)	(2,615)	-	(5,408)	(5,408)
Finance costs	8,604	1,638	10,242	895	2,615	3,510	8,414	5,408	13,822

Profit before tax	17,260	-	17,260	11,184	-	11,184	25,510	-	25,510
Income tax charge	(4,829)	-	(4,829)	(3,004)	-	(3,004)	(7,220)	-	(7,220)

Profit for the period	12,431	-	12,431	8,180	-	8,180	18,290	-	18,290

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Equity Reconciliation

	Share capital	Premium	Capital reserves	Retained earnings	Total

Nine months ended
September 30, 2007
(Unaudited)
Israeli GAAP	1	43,352	929	57,140	101,422

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	57,140	101,422

Year ended December 31, 2007
Israeli GAAP	1	43,352	929	62,999	107,281

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	62,999	107,281

Balance - January 1, 2007
Israeli GAAP	1	43,352	-	44,709	88,062

Effect of Transition to IFRS	-	-	929	-	929
Under IFRS rules	1	43,352	929	44,709	88,991

E.	Additional information

1.	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received was classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 277 thousand, NIS 100 thousand were classified as cash flows provided from investing activities for the nine and three months ended September 30, 2007 respectively.

A sum of NIS 393 thousand was classified as cash flow provided from investing activities for the year ended December 31, 2007.

2.	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid was classified as cash flows used in operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows used in operating activities or cash flows used in financing activities.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (Cont.)

2.	Classification of Interest paid (Cont.)

Consequently, amounts in the sum of NIS 9,209 thousand, NIS 2,777 thousand were classified as cash flows used in financing activities for the nine and three months ended September 30, 2007 respectively.

A sum of NIS 12,219 thousand was classified as cash flow used in financing activities for the year ended December 31, 2007.

3.	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 2,376 thousand, NIS 8,807 thousand and NIS 11,257 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively.

4.	Financial Revenues and expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented in the income statement as a net amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 10,242 thousand and NIS 13,822 thousand and financing income in the amount of NIS 1,638 thousand and NIS 5,408 thousand were presented in the income statement for the nine months ended September 30, 2007 and the year ended December 31, 2007 respectively.

5.	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax liabilities were classified as other current liabilities.

Pursuant to IAS 1, current tax liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 76 thousand, NIS 138 thousand and NIS 169 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 6	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

1.	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 are treated in accordance to generally accepted accounting principles in Israel.

2.	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Nine and Three Months Ended September 30, 2008

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of September 30, 2008.

–	Statements of operations for the nine and three months ended September 30, 2008.

–	Statements of changes in shareholders’ equity for the nine and three months ended September 30, 2008.

–	Statements of cash flows for the nine and three months ended September 30, 2008.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with international accounting standard No. 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
29 October, 2008

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

	As of September 30,		As of December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Current Assets
Cash and cash equivalents	22,113	16,320	23,082
Trade receivables	312,258	302,949	274,232
Inventories	198,051	188,561	184,424
Current tax assets	-	13,744	12,219
Capital note of shareholder	32,380	-	-
Other current assets	7,460	10,563	11,542

	572,262	532,137	505,499

Non-Current Assets
Capital note of shareholder	-	32,380	31,210
VAT Receivable	36,807	39,271	43,317
Property plant and equipment	302,346	301,159	310,368
Goodwill	20,282	24,821	24,495
Employee benefit asset	765	-	-
Deferred tax assets	8,468	11,910	11,245
Other non-current assets	1,990	2,055	2,022

	370,658	411,596	422,657

	942,920	943,733	928,156

Current Liabilities
Borrowings	43,946	174,059	155,302
Trade payables	269,925	251,637	265,827
Current tax liabilities	1,738	7,262	2,260
Other payables and accrued expenses	81,395	62,631	49,877

	397,004	495,589	473,266

Non-Current Liabilities
Borrowings	65,482	-	-
Employee benefit obligations	14,666	12,503	14,224
Deferred tax liabilities	38,856	36,818	39,730

	119,004	49,321	53,954

Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(45,501)	(4,230)	(8,106)
Retained earnings	207,167	137,807	143,796

	426,912	398,823	400,936

	942,920	943,733	928,156

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: 29 October, 2008.

..

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

Revenue	1,217,869	1,010,849	418,738	366,800	1,375,674

Cost of sales	832,624	705,653	290,263	255,893	968,594

Gross profit	385,245	305,196	128,475	110,907	407,080

Operating costs and expenses

Selling and marketing expenses	235,880	215,621	77,873	76,191	279,901

General and administrative expenses	52,197	49,827	17,071	16,485	65,729

Operating profit	97,168	39,748	33,531	18,231	61,450

Finance expenses	(13,341)	(25,547)	(3,685)	(8,910)	(29,327)

Finance income	14,563	1,255	3,659	342	1,790

Profit before tax	98,390	15,456	33,505	9,663	33,913

Income taxes charge	(35,019)	(53,637)	(12,536)	(23,052)	(64,545)

Profit (loss) for the period	63,371	(38,181)	20,969	(13,389)	(30,632)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Nine months ended
September 30, 2008 (unaudited)

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Exchange differences arising on
translation of foreign operations	-	-	(38,447)	-	-	(38,447)
Movement in capital reserve of
Hedging transactions, net	-	-	-	1,052	-	1,052
Profit for the period	-	-	-	-	63,371	63,371

Balance - September 30, 2008	29,638	235,608	(45,204)	(297)	207,167	426,912

Nine months ended
September 30, 2007 (unaudited)
Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on
translation of foreign operations	-	-	10,350	-	-	10,350
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	5,455	-	-	(5,455)	-
Movement in capital reserve of
Hedging transactions, net	-	-	-	(111)	-	(111)
Loss for the period	-	-	-	-	(38,181)	(38,181)

Balance - September 30, 2007	29,638	235,608	(4,043)	(187)	137,807	398,823

Three months ended
September 30, 2008 (unaudited)
Balance - July 1, 2008	29,638	235,608	(42,718)	(1,146)	186,198	407,580
Exchange differences arising on
translation of foreign operations	-	-	(2,486)	-	-	(2,486)
Movement in capital reserve of
Hedging transactions, net	-	-	-	849	-	849
Profit for the period	-	-	-	-	20,969	20,969

Balance - September 30, 2008	29,638	235,608	(45,204)	(297)	207,167	426,912

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
September 30, 2007(unaudited)

Balance - July 1, 2007	29,638	235,608	(5,651)	472	151,196	411,263
Exchange differences arising on
Translation of foreign operations	-	-	1,608	-	-	1,608
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	-	-	-	-	-
Movement in capital reserve of
Hedging transactions, net	-	-	-	(659)	-	(659)
Loss for the period	-	-	-	-	(13,389)	(13,389)

Balance - September 30, 2007	29,638	235,608	(4,043)	(187)	137,807	398,823

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on
Translation of foreign operations	-	-	7,636	-	-	7,636
Movement in capital reserve of
hedging transactions, net	-	-	-	(1,273)	-	(1,273)
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	5,455	-	-	(5,455)	-
Movement in capital note
revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	(30,632)	(30,632)

Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(unaudited)		(unaudited)

Cash flows - operating activities
Operating profit for the period	97,168	39,748	33,531	18,231	61,450
Adjustments to reconcile operating
profit to net cash provided by (used in)
operating activities (Appendix A)	(16,985)	8,735	24,824	3,841	30,592

Net cash generated by
(used in) operating activities	80,183	48,483	58,355	22,072	92,042

Cash flows - investing activities
Acquisition of property plant and
equipment	(28,179)	(27,546)	(8,118)	(14,104)	(43,013)
Proceeds from disposal of Property
plant and equipment	335	28	115	--	124
Interest received	1,373	540	161	206	720

Net cash used in investing activities	(26,471)	(26,978)	(7,842)	(13,898)	(42,169)

Cash flows - financing activities
Borrowings received	88,713	--	(5,684)	--	--
Short-term bank credit	(132,436)	9,034	(29,897)	11,784	(7,368)
Interest paid	(8,261)	(22,326)	(3,630)	(20,946)	(27,291)

Net cash generated by
(used in) financing activities	(51,984)	(13,292)	(39,211)	(9,162)	(34,659)

Net increase (Decrease) in cash and cash equivalents	1,728	8,213	11,302	(988)	15,214
Cash and cash equivalents - beginning
of period	23,082	7,190	11,399	17,000	7,190
Effects of exchange rate changes on the
balance of cash held in foreign currencies	(2,697)	917	(588)	308	678

Cash and cash equivalents - end of period	22,113	16,320	22,113	16,320	23,082

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)		(Unaudited)

A. Adjustments to reconcile operating
profit to net cash provided by (used in)
operating activities
Finance income (expenses), net.	8,110	(2,506)	3,444	12,171	(966)
Depreciation and amortization	20,463	20,617	5,558	6,873	27,871
Capital loss on disposal of property, plant
and equipment	2,196	473	2,098	450	658
Effect of exchange rate differences, net	--	--	--	(283)	(1,110)
Effect of exchange rate differences
of capital note to shareholder	(1,170)	(1,170)	(390)	(390)	(1,560)

Changes in assets and liabilities:
Decrease (Increase) in trade
receivables	(45,172)	(17,159)	(8,069)	(5,200)	11,505
Decrease (Increase) in other current
assets	3,018	2,421	(11)	(4,501)	(516)
Decrease (Increase) in inventories	(23,989)	(9,600)	1,019	7,646	(7,004)
Increase (Decrease) in trade payables	9,335	34,222	8,052	(1,367)	50,770
Net change in balances with
related parties	(4,059)	9	1,384	(13,020)	(5,878)
Increase (Decrease) in other payables and
accrued expenses	35,459	21,976	16,659	19,335	9,147
Decrease in other long term asset	(992)	(11,659)	2,614	(3,070)	(14,177)
Long term assets for employee
benefit obligations	(45)	--	(45)	--	--
Long term liability for employee
benefit obligations	2,342	2,993	(417)	272	4,822

	5,496	40,617	31,896	18,916	73,562

Income taxes received	7,065	5,226	--	(264)	6,030
Income taxes paid	(29,546)	(37,108)	(7,072)	(14,811)	(49,000)

	(16,985)	8,735	24,824	3,841	30,592

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of
Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these condensed interim financial statements and in accordance to the opening balance sheet.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(1)	Basis of preparation (Cont.)

The unaudited condensed interim consolidated financial statements as of September 30, 2008 and for the nine and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2007 and for the year then ended, including the notes thereto.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the condensed interim financial statements, as of September 30, 2008 and for the nine and three months then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

In these condensed interim financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the condensed interim financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the condensed interim Financial Statements and expected to be affective as of December 31, 2008 while applying the said transition instructions the Company chose to apply two relief’s allowed under IFRS No. 1, see Note 7G.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the condensed interim financial statements in accordance to the IFRS standards. See note 7 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Assets and liabilities measured by fair value and derivative financial instruments.

—	Non-current assets, except for investment property measured by fair value classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2Q.

D.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies (Cont.)

Exchange differences are recognised in profit or loss in the period in which they except for:

—	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

—	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Goodwill (Cont.)

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net releasable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net releasable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Manufactured finished products	Based on standard cost method

Purchased finished goods raw, auxiliary materials and other	Based on moving-average basis.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Inventories (Cont.)

Inventories that are purchase on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

J.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into Loans and receivables.

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(3)	Impairment of financial assets (Cont.)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges),

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods
Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue
Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

N.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.	leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due and include early retirement pay, severance pay and pensioner’s gifts.

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur in the income statement.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

With regards to the publication of IFRIC 14 see note 2S below.

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

September 30, 2008	1,263	3.421	111.06
September 30, 2007	1,210	4.013	105.25
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%

Nine months ended September 30, 2008	7.4	(11.05)	4.39
Three months ended September 30, 2008	3.19	2.06	2.01
Nine months ended September 30, 2007	(14.55)	(5.02)	2.29
Three months ended September 30, 2007	(7.84)	(5.55)	1.3
Year ended December 31, 2007	(16.95)	(8.97)	3.4

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements as of June 30, 2008 and for the six and three months then ended.

Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of IFRIC 11 will effect the Group’s accounting policies with regards to the stock options granted by AIPM to senior management of the Company (see Note 3).

Except for the above, the adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these interim financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is examining the influence of this standard on the Company’s financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IAS 27 (Amended) “Consolidated and Separate Financial Statements”

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the Company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the Company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the Company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the Company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 “First Time Adoption of IFRS” and IAS 27 “Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at firs time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any material influence on the financial statements of the Group.

Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognitionand Measurement and IFRS 7 FinancialInstruments: Disclosures)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

An amendment to the Standard, issued in October 2008, permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables. The amendment is effective commencing July 1, 2008.

At this stage the company believes that implementation of the amendment is not expected to have any influence on the financial statements of the company.

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(A)	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(B)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition
In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 20 million.

Useful lives of property, plant and equipment
As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

(C)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 2Q above).

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

A.	On January 2008, the Company made an agreement with an Israeli bank for an prime linked interest loan in the amount of NIS 100 million which will be repaid during 4 year period. As part of the agreement the Company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the Company’s shareholder’s Kimberly Clark and AIPM separately or together, will not hold less than 51% of the Company’s share capital.

B.	On May 20, 2008 the Company received from the Israeli tax authority a compensation in the amount of about NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant.

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	As of September 30,		As of December 31,
	2008	2007	2007
	(Unaudited)

Trade receivables	27,673	15,287	22,678

Capital note - shareholder	32,380	32,380	32,770

Trade payables	56,718	54,263	55,099

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 5	–	RELATED PARTIES AND INTERESTED PARTIES

B.	Transactions with Related Parties

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited		(Unaudited)

Sales to related parties	148,445	41,624	57,146	28,674	82,217

Cost of sales	137,179	141,501	63,971	53,189	188,252

Royalties to the shareholders	22,603	21,968	7,552	7,452	28,069

General and administrative
expenses	9,043	7,974	4,337	3,236	10,944

NOTE 6	–	INCOME TAX CHARGE

(A)	The effective tax rate for the nine and three months period ended September 30, 2008 is 35.6% and 37.41% respectively and is mainly due to unrecorded deferred taxes in connection with tax loss carry foreword in KCTR, income in reduced tax rate and non deductible expenses.

(B)	Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, September 30, 2007 and December 31, 2007, the consolidated statement of income for the year ended on December 31, 2007 and the nine and three months ended September 30, 2007 and the shareholders’ equity as of January 1, 2007, September 30, 2007 and December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

		September 30, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		16,320	-	16,320
Trade receivables		302,949	-	302,949
Inventories		188,561	-	188,561
Current tax assets	F2	-	13,744	13,744
Other current assets	F1, F2	68,976	(58,413)	10,563

		576,806	(44,669)	532,137

Non-Current Assets
Capital note of shareholder	F7	32,770	(390)	32,380
VAT Receivable		-	39,271	39,271
Property, plant and equipment	F3	305,644	(4,485)	301,159
Goodwill		24,821	-	24,821
Other non current assets - land leases	F3	-	2,055	2,055
Deferred tax assets	F1, F4	6,333	5,577	11,910

		369,568	42,028	411,596

		946,374	(2,641)	943,733

Current Liabilities
Borrowings		174,059	-	174,059
Trade payables		251,637	-	251,637
Current tax liabilities	F2	-	7,262	7,262
Other payables and accrued expenses	F2, F4	79,394	(16,763)	62,631

		505,090	(9,501)	495,589

Non-Current Liabilities
Employee benefit obligations	F4	2,126	10,377	12,503
Deferred tax liabilities	F3	37,413	(595)	36,818

		39,539	9,782	49,321

Capital and reserves
Issued capital		265,246	-	265,246
Reserves		(4,230)	-	(4,230)
Retained earnings		140,729	(2,922)	137,807

		401,745	(2,922)	398,823

		946,374	(2,641)	943,733

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		23,082	-	23,082
Trade receivables		274,232	-	274,232
Inventories		184,424	-	184,424
Current tax assets	F2	-	12,219	12,219
Other current assets	F1, F2	39,098	(27,556)	11,542

		520,836	(15,337)	505,499

Non-Current Assets
Capital note of shareholder	F7	32,770	(1,560)	31,210
VAT Receivable		43,317	-	43,317
Property plant and equipment	F3	314,853	(4,485)	310,368
Goodwill		24,495	-	24,495
Lease receivables	F3	-	2,022	2,022
Deferred tax assets	F1, F4	5,261	5,984	11,245

		420,696	1,961	422,657

		941,532	(13,376)	928,156

Current Liabilities
Borrowings		155,302	-	155,302
Trade payables		265,827	-	265,827
Current tax liabilities		-	2,260	2,260
Other payables and accrued expenses	F2, F4	71,525	(21,648)	49,877

		492,654	(19,388)	473,266

Non-Current Liabilities
Employee benefit obligations	F4	3,402	10,822	14,224
Deferred tax liabilities	F3	40,333	(603)	39,730

		43,735	10,219	53,954

Capital and reserves
Issued capital		265,246	-	265,246
Reserves		(8,106)	-	(8,106)
Retained earnings		148,003	(4,207)	143,796

		405,143	(4,207)	400,936

		941,532	(13,376)	928,156

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		7,190	-	7,190
Trade receivables		263,126	-	263,126
Inventories		172,709	-	172,709
Current tax assets	F2	-	10,471	10,471
Other current assets	F1, F2	27,576	(17,112)	10,464

		470,601	(6,641)	463,960

Non-Current Assets
Capital note of shareholder	F7	32,770	(1,560)	31,210
VAT Receivable		26,170	-	26,170
Property plant and equipment	F3	299,294	(4,485)	294,809
Goodwill		22,338	-	22,338
Lease receivables	F3	-	2,151	2,151
Deferred tax assets	F1, F4	30,788	6,816	37,604

		411,360	2,922	414,282

		881,961	(3,719)	878,242

Current Liabilities
Borrowings		152,856	-	152,856
Trade payables		204,936	-	204,936
Current tax liabilities	F2	-	11,303	11,303
Other payables and accrued expenses	F2, F4	58,040	(12,249)	45,791

		415,832	(946)	414,886

Non-Current Liabilities
Employee benefit obligations	F4	-	1,799	1,799
Deferred tax liabilities	F3	35,364	(572)	34,792

		35,364	1,227	36,591

Capital and reserves
Issued capital		259,791	-	259,791
Reserves		(14,469)	-	(14,469)
Retained earnings		185,443	(4,000)	181,443

		430,765	(4,000)	426,765

		881,961	(3,719)	878,242

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Nine months ended			Three months ended			Year ended December 31, 2007
		September 30, 2007			September 30, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands			NIS in thousands			NIS in thousands
	Note	(Unaudited)			(Unaudited)

Revenue		1,010,849		1,010,849	366,800	-	366,800	1,375,674	-	1,375,674
Cost of sales	F3, F4, F6	705,581	72	705,653	255,844	49	255,893	968,374	220	968,594

Gross profit		305,268	(72)	305,196	110,956	(49)	110,907	407,300	(220)	407,080

Operating costs and expenses
Selling expenses	F4	215,621		215,621	76,069	122	76,191	279,868	33	279,901
General and Administrative
expenses	F4	49,804	23	49,827	16,420	65	16,485	65,710	19	65,729

Operating profit		39,843	(95)	39,748	18,467	(236)	18,231	61,722	(272)	61,450
Finance expenses	F5	(25,462)	(85)	(25,547)	(8,958)	48	(8,910)	(29,097)	(230)	(29,327)
Finance income	F5, F7		1,255	1,255	-	342	342	-	1,790	1,790

Other income (expenses), net	F6	24	(24)	-	1	(1)	-	5	(5)	-

Profit before tax		14,405	1,051	15,456	9,510	153	9,663	32,630	1,283	33,913
Income tax charge		(53,664)	27	(53,637)	(23,180)	128	(23,052)	(64,615)	70	(64,545)

Profit (loss) for the period		(39,259)	1,078	(38,181)	(13,670)	281	(13,389)	(31,985)	1,353	(30,632)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of September 30, 2007 (unaudited)

Israeli GAAP		29,638	235,608	(4,043)	(187)	140,729	401,745

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(697)	(697)
Amortization of pre-paid expenses in respect of lease of land	F3	-	-	-	-	(1,835)	(1,835)
Movement in capital note revaluation reserve	F7	-	-	-	-	(390)	(390)

Under IFRS rules		29,638	235,608	(4,043)	(187)	137,807	398,823

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of December 31, 2007

Israeli GAAP		29,638	235,608	(6,757)	(1,349)	148,003	405,143

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(787)	(787)
Amortization of pre-paid expenses
in respect of lease of land	F3	-	-	-	-	(1,860)	(1,860)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (Cont.)

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of January 1, 2007

Israeli GAAP		29,638	230,153	(14,393)	(76)	185,443	430,765

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(678)	(678)
Amortization of pre-paid expenses in
respect of lease of land	F3	-	-	-	-	(1,762)	(1,762)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	230,153	(14,393)	(76)	181,443	426,765

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Statement of cash flows reconciliation

(1)	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received were classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 540 thousand, NIS 206 thousand were classified as cash flows provided from investing activities for the nine and three months ended September 30, 2007 respectively.

A sum of NIS 720 thousand was classified as cash flow provided by investing activities for the year ended December 31, 2007.

(2)	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid were classified as cash flows used for operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 2,261 thousand, NIS 881 thousand were classified as cash flows used for financing activities for the nine and three months ended September 30, 2007 respectively.

A sum of NIS 27,291 thousand was classified as cash flow used for financing activities for the year ended December 31, 2007.

(3)	Classification of Foreign currency translation

In accordance with the generally accepted accounting principles in Israel, the effect of exchange rate differences on cash and cash equivalents held in foreign currency are presented as cash flow from operating activities, and the effect of exchange rate differences due to cash balances in foreign autonomous Subsidiary are presented separately in the statement of cash flow.

In accordance with the IFRS, the effect of exchange rate differences on cash and cash equivalents held in foreign currency are presented as an adjustment to beginning cash balance and ending cash balance.

As a result, amounts of NIS 917 and 308 thousands were classified as “Effects of exchange rate differences on the balance of cash held in foreign currencies” for the nine and three months ended on September 30, 2007 respectively.

A sum of NIS 678 thousand was classified as “Effects of exchange rate differences on the balance of cash held in foreign currencies for the year ended December 31, 2007.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 6,641 thousand, NIS 5,398 thousand and NIS 5,770 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively.

(2)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 10,471 thousand, NIS 13,744 thousand and NIS 21,786 thousand which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively. And amounts of NIS 11,303 thousand, NIS 7,262 thousand and NIS 11,827 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, September 30, 2007 and December 31, 2007 respectively.

(3)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

Consequently, the lease receivables balance in respect of an operating lease increased by NIS 2,151 thousand, NIS 2,055 thousand and by NIS 2,022 thousand and the balance of property, plant and equipment decreased by NIS 4,485 thousand. The change was partly carried to retained earnings in the amounts of NIS 1,762 thousand, NIS 1,835 thousand and NIS 1,860 thousand and partly against deferred taxes in the amounts of NIS 572 thousand, NIS 595 thousand and NIS 603 thousand on January 1, 2007, September 30, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(4)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the Company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

The impact of the aforesaid on the balance sheet is decrease in other payables and accrued expenses due to unutilized vacation pay in the amounts of NIS 946 thousand, NIS 790 thousand and NIS 898 thousand and an increase in respect of employee benefit obligation in the amounts of NIS 1,799 thousand, NIS 1,666 thousand and NIS 1,899 thousand as of January 1, 2007, September 30, 2007 and December 31, 2007, respectively.

The change was partly carried to retained earnings in the amounts of NIS 678 thousand, NIS 697 thousand and NIS 787 thousand and partly against deferred taxes in the amounts of NIS 175 thousand, NIS 179 thousand and NIS 214 thousand on January 1, 2007, September 30, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amounts of NIS 25,547 thousand and financing income in the amount of NIS 1,225 thousand were presented in the income statements for the nine months ended September 30, 2007.

Financing expenses in the amount of NIS 8,910 thousands and financing income in the amount of NIS 342 thousands were presented in the income statements for the three months ended September 30, 2007.

Financing expenses in the amount of NIS 29,327 thousand and financing income in the amount of NIS 1,790 thousand were presented in the income statement for the year ended December 31, 2007.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other income in the amounts of NIS 24 thousand and NIS 1 thousand were classified as cost of sales in the income statements for the nine and three months ended September 30, 2007 respectively.

Other income in the amount of NIS 5 thousand were classified as cost of sales in the income statements for the year ended December 31, 2007.

(7)	Capital note of shareholder

In accordance with generally accepted accounting principles in Israel, the capital note to AIPM was stated at nominal value and not capitalized.

Pursuant to IAS 32 and IAS 39 the capital note to AIPM is considered financial asset and need to be measured at amortized cost using the effective interest method, less any impairment.

Consequently, the capital note balance decreased by NIS 1,560 thousand, NIS 390 thousand and NIS 1,560 thousand as of January 1, 2007, September 30, 2007 and December 31, 2007, respectively. The retained earnings decreased in the same amounts respectively. Finance income was increased in the amounts of NIS 1,560 thousand, NIS 1,170 thousand and NIS 390 thousand for the nine and three months ended September 30, 2007 and the year ended December 31, 2007 respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

NOTE 7	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 is treated in accordance to generally accepted accounting principles in Israel.

(2)	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

NOTE 8	–	SUBSEQUENT EVENT

After balance sheet date the Turkish Lira devalued by 10.6% vs. the NIS. This causes additional negative foreign translation reserve after balance sheet date in the amount of approximately NIS 23 million.